SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07
Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

MANAGEMENT PROPOSAL

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

APRIL 27, 2018

INDEX

PROPOSAL FOR THE ANNUAL GENERAL MEETING

APPENDIX I – MANAGEMENT COMMENTS

APPENDIX II – BOARD OF DIRECTORS CANDIDATES’ PROFILE

APPENDIX III – MANAGEMENT COMPENSANTION

APPENDIX IV – AMENDMENT OF THE COMPANY’S BYLAWS

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07
Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

Dear Shareholders,

Below, we present for you appreciation the management proposal for the matters on the agenda of the Company’s Annual and Extraordinary Shareholders’ Meeting to be held, if on first call, on April 27, 2018 (“Meetings”):

(i) Review of the management accounts and analysis, discussion, and vote on the financial statements relative to the fiscal year ended December 31, 2017.

We propose the approval, without reservations, of the management accounts and the financial statements for the 2017 fiscal year, as disclosed on March 9, 2018 on the websites of the Brazilian Securities and Exchange Commission (“CVM”) and the B3 S.A. – Brazil, Stock Exchange, OTC (“B3”), via the Periodic Information System (IPE), and published on March 9, 2018 in the newspapers “O Estado de São Paulo” and “Official Gazette of the State of São Paulo” (“Financial Statements”).

Since the Company recorded net loss in the fiscal year ended December 31, 2017, there is no proposal for allocation of net income, and the reporting required by Exhibit 9-1-II of CVM Instruction No. 481 of December 17, 2009 (“ICVM 481”) is harmed. For this same reason, this is not the case of mentioning distribution of dividends.

As per Article 9, paragraph III of ICVM 481, the Management’s comments on the Company’s financial situation are detailed in Appendix I hereto.

We inform that in compliance with provisions of Article 9, V and sole paragraph, III of ICVM 481, the reports issued by Fiscal Council and Audit Committee are available at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/) and on the websites of the B3 (www.b3.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

(ii) Definition of the number of members to compose the Board of Directors.

Pursuant to provisions of Article 17 of the Company’s Bylaws, we propose to elect 7 sitting members of the Company’s Board of Directors.

(iii) Election of members of the Board of Directors.

Members of the Company’s Board of Directors may be elected through two voting systems: (i) slate voting or (ii) multiple vote process. The slate voting allows the selection of members of each slate entitled to one shareholder or group of shareholders so that all the Board vacancies are filled by members of the most voted slate. In turn, the multiple vote process is a procedure by means of which each share receives as many votes as the number of vacancies to be filled in the Board of Directors, and shareholder has the right of cumulating votes in one single candidate or distribute them among various candidates.

The minimum percentage to request the adoption of the multiple vote process is 5% of the capital stock and shareholders may request the multiple vote process to the Company, in writing, within 48 hours prior to the Meetings.

If the Company’s shareholders did not request to adopt the multiple vote, members of the Board of Directors shall be elected by means of slates previously registered with the presiding board of the Meetings or submitted to the Company, as provided for in Article 28 of ICVM 481.

In addition, since the Company neither has a controlling shareholder, nor preferred shares, the separate voting mechanism provided for in Article 141, Paragraphs 4 and 5 of Law No. 6.404/76 shall not apply.

According to the advice of the Company’s Nomination and Corporate Governance Committee, we propose the electoral slate of the following members to the Company’s Board of Directors, all of them with term of office to expire at the 2020 Annual Shareholders’ Meeting:

(a)     Odair Garcia Senra;

(b)     Carlos Tonanni;

(c)     Francisco Vidal Luna;

(d)     Edward Ruiz;

(e)     Tomás Rocha Awad;

(f)      Eric Alexandre Alencar; and

(g)     Rodolpho Amboss.

The candidates nominated herein are free and unimpeded to perform respective positions, pursuant to the Law, and they comply with legal requirements, regulations or statutory requirements in force, and this verification was made before being nominated to the position as member of the Board of Directors, by means of information provided by candidates to the Company, pursuant to Law No. 6.404/76 and CVM Instruction No. 367/02.

We also point out that as per candidates’ declarations and according to the opinion expressed by the Company’s Board of Directors in the minutes of the meeting held on March 26, 2018, all candidates fit into the independence criteria provided for in the Novo Mercado rules, segment in which the Company’s shares are traded.

Finally, pursuant to Article 10 of ICVM 481, the information about the candidates to the positions as members of the Board of Directors supported by the Company’s Management is detailed in Appendix II hereto.

(iv) Definition of the Management’s overall compensation for the 2018 fiscal year.

We propose that the Management’s overall compensation should be established at the limit of up to R$ 23.598.871,46, for current fiscal year, from January to December 2018.

We clarify that, pursuant to art. 152 of Law 6404/76, included in this amount are the fixed remuneration, short-term variable of the management, any benefits incurred or supported by the Company, social charges and expenses associated with the recognition of the fair value of stock options subject to a possible grant by the Company in this fiscal year, which are gradually recognized during the vesting period with accounting and non-financial effects provided for in CPC 10 and stem from a Stock Option Plan previously approved by the Company's shareholders, through a General Meeting.

For 2018, the Stock Option Program will have a volume covering several years, so the accounting cost to be incurred will be proportional to this larger volume and distributed during this period, increasing the total amount of remuneration to be approved in this general meeting – i.e., the difference between the volume of approximately R$18 million approved in 2017 and the volume proposed for the 2018 financial year is derived from this scope.

The Company’s short-term variable compensation program is connected to the achievement of specific goals that are established, agreed upon and approved by the Board of Directors each year.

The Annual Shareholders’ Meeting held in 2017 approved an overall compensation limit for the Management of up to R$18,739,227.00 and effective payment amounted to R$9,704,653.64. The main reason for the difference between the total compensation amount approved for 2017 compared to the amount effectively paid was the failure to meet the annual targets and the non-granting of the Company’s option purchase program for 2017.

Pursuant to Article 12 of ICVM 481, the information necessary to analyze the Management compensation proposal is detailed in Appendix III hereto.

(v) Amendment to the Company’s Bylaws to:

(a) update the caput of Article 5 in order to reflect the Company’s capital increase approved at the Extraordinary Shareholders’ Meeting held on December 20, 2017, and ratified by the Board of Directors on February 28, 2018 (“Capital Increase”);

(b) amend the caput of Article 6 to increase the limit of authorization to increase capital, regardless of the Bylaws restatement, since current limit has been exceeded due to the Capital Increase, in accordance with the Management Proposal;

(c) amend Article 8, Paragraph 2 to modify the form of indication of the chairman of Shareholders’ Meetings in the event of absence or impediment of the chairman of the board of directors

(d) conform the Bylaws with the Novo Mercado Rules of B3 S.A. - Brazil, Stock Exchange, OTC (“B3”), as detailed in this Management Proposal;

(e) amend Article 57 to adjust the percentages indicated therein to those indicated in the caput of Article 53, amended by the Extraordinary Shareholders’ Meeting on January 22, 2018, excluding item “a” from Article 57, as it is inconsistent with the percentage established in the caput of Article 53; and

(f) reflect overall wording improvements.

As indicated above, the Management Proposal to amend the Company’s Bylaws is basically divided into five items.

Initially, the Company’s Management proposes, due to the capital increase approved at the Extraordinary Shareholders’ Meeting held on December 20, 2017 and ratified by the Board of Directors in a meeting held on February 28, 2018, (i) the restatement of the caput of Article 5 and (ii) the increase of limit of authorization to increase capital, regardless of Bylaws restatement, so that to maintain flexible the Company’s capital structure lost since current limit has been exceeded.

In relation to Article 8, Paragraph 2, the Management proposes an adjustment so that establishing, as detailed in Appendix IV, the form of indication of the chairman of the Shareholders’ Meetings in the event of absence or impediment of the chairman of the board of directors.

The Management also proposes to restate the Bylaws aiming at conforming them with provisions of the Novo Mercado Rules, a special listing segment of B3 S.A. – Brazil, Stock Exchange, OTC, effective as of January 02, 2018.

In addition, due to the change in the percentages contained in Article 53 of the Company’s Bylaws, approved at the Extraordinary Shareholders’ Meeting held on January 22, 2018, the Company proposes to adjust the percentage provided for in Article 57 of the Company’s Bylaws, so that to conform it with decision made in referred Extraordinary Shareholders’ Meeting. Since item “a” of Article 57 provides for no tender offer in view of reaching relevant shareholding when there is a controlling shareholder with more than 50% held in the Company’s capital stock, the new percentage provided for in Article 53, of 50%, is inconsistent with wording of this item, becoming impossible to any other shareholder reach referred percentage.

Finally, we suggest several small wording improvements targeting more transparency, standardization of the terms and reduction of redundancies.

Pursuant to Article 11 of ICVM 481, the information required to analyze the proposal for the Company’s Bylaws restatement is detailed in Appendix IV hereto.

(vi)  Restatement of the Company’s Bylaws in view of resolutions above.

As a result of the proposals, purpose of item (v) above, the Company’s Management also proposes to restate the Bylaws, as detailed in Appendix IV hereto.

Additional Information and Where to Find It.

The documents provided for by ICVM 481 were submitted to CVM on March 27, 2018, via the Periodic Information System (IPE), and are available to shareholders, at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/) and on the websites of B3 (www.b3.com.br) and CVM (www.cvm.gov.br). The documents may be consulted and examined at the Company’s headquarters, and if shareholders are interested, they shall schedule date and time with the Investor Relations Department.

Shareholders may exercise their remote voting right, by completing the remote voting form for the Meetings made available by the Company. Shareholders opting for exercising their voting right via the Remote Voting Form shall comply with the rules and formalities described in the Remote Voting From and item 12.2 of the Company’s Reference Form (Rules, policies, and practices referring to general meetings), available on the websites mentioned above.

São Paulo, March 27, 2018.

The Management

Gafisa S.A.

APPENDIX I

(As per Appendix 24, item 10 of CVM Instruction no. 480 of December 17, 2009)

10.1. general financial and equity conditions

a) general financial and equity conditions

The Management believes that Company is one of the leading players in the real estate development market, operating nationally with a focus on high-quality residential projects targeting the medium-high and high-income brackets.

The Company’s revenue largely derives from the development and sale of real estate projects. The Company recognizes the revenue from these real estate projects during the construction period, based on a financial calculation related to the value of the project on completion, and not when the sales contracts are signed. On a smaller scale, the Company also generates revenue from the provision of real estate services, such as construction, technical and real estate management, to third parties. The Company structures some of its projects through its subsidiaries or jointly controlled affiliates, set up as specific purpose enterprises (SPE).

The Company’s current working capital is sufficient for its present requirements and its cash position, including loans to third parties, and enough to meet the financing of all its activities and cover its capital requirement, for at least the next 12 months.

The Management understands that the Company has sufficient financial and equity conditions to implement its business plan and comply with its short-to-medium-term obligations.

In 2017, the political uncertainties still impacted Brazil’s macroeconomic scenario and more favorable economic indicators were only seen from the second half of the year. This gradual recovery, although positive, was not sufficient to bolster an upturn of the real estate market in 2017. Since this is a long-cycle market, it is one of the sectors which take longer period to respond to an improved business environment.  Such dynamics between economy and real estate market is even more relevant in the middle and medium-high income residential segment, where Gafisa concentrates its operations. Within this context, the Company outlined a strategy focused on its efforts to sell inventories, with lower level of residential, one-off and reasonable launches in the markets where the Company operates. In 2017, Gafisa launched five projects totaling R$554.0 million in PSV, 39.8% lower than in 2016. Net pre-sales, reflecting the factors mentioned above, went down 11.7% to R$720.2 million in 2017 and adjusted gross margin ended 2017 at -15.3%, versus 4.7% in 2016.

The Company’s strategy in relation to inventories and launches was reflected in liquidity and cash management, with an operating cash flow of R$321.8 million in 2017 and net cast generation of R$104.2 million, excluding the inflow of funds from Tenda separation transaction. Leverage, measured by the net debt to shareholders’ equity ratio was up to 126.1% at the end of 2017, mainly impacted by impairment and Alphaville equity income.

On December 31, 2017, Gafisa recorded a cash position of R$147,462 thousand. On the same date, net debt totaled R$957,436 thousand and net debt-to-equity ratio stood at 126.1%.

On December 31, 2016, the Company’s cash position was R$253,180 thousand. On the same date, net debt totaled R$1,385,624 thousand and net debt-to-equity ratio stood at 71.8%.

On December 31, 2015, the Company’s cash position was R$712,311 thousand. On the same date, net debt totaled R$1,443,377 thousand and the net debt-to-equity ratio stood at 46.6%.

In 2017, Gafisa’s adjusted EBITDA margin was -65.1% versus -26.6% in 2016, and 15.8% in 2015, impacted by accounting adjustments at the end of 2017. The first adjustment was due to the goodwill impairment test to remeasure the 30% stake in Alphaville, yearly carried out based on the future profitability estimate or when circumstances indicate the carrying amount impairment loss, which identified the need of recognizing a provision for loss of R$127.4 million. The second adjustment was pricing adjustments to inventory units, which were sold below the accounting cost due to the real estate market unfavorable conditions, in addition to landbank totaling R$147.3 million.  Excluding these effects, the adjusted EBITDA margin was -40.9% in 2017.

Net revenue in 2017, recognized under the “PoC” method totaled R$608.8 million, down 33.5% year-on-year, mainly affected by the net pre-sales mix in the period, which concentrated in more recent projects with slower work evolution, and, accordingly, lower revenue capacity and dissolutions, which still are materially impacting the Company’s revenues. As a result of a challenging scenario and pricing adjustments in certain landbank and inventory units, gross margin stood at -103.7%, in 2017, versus -12. 4% in 2016 and 26.4% in 2015.

Current liquidity ratio in 2017 was 1.43, versus 1.49 in 2015 and 2.11 in 2015.

As per Material Fact released on December 14, 2016, the Company entered into a stock purchase agreement with Jaguar Growth Asset Management, LLC, to acquire up to 30% of shares issued by Tenda, at the price of R$8.13 per share, representing within the context of operation, cash receivable for Gafisa of R$231.7 million, with total valuation of R$539.0 million for full payment of Tenda’s capital stock. The materialization of referred transaction was subject to the verification of certain conditions precedents, such as, for instance, Construtora Tenda S.A.’s capital reduction, without share cancellation, with refund to the Company, its sole shareholder, of R$100,000,000.00.

On February 20, 2017 the Company held two Extraordinary Shareholders’ Meeting, with the following resolutions: (a) reverse split of all common shares issued by the Company at the ratio of 13.483023074 to 1, now the 378,066,162 common shares issued by the Company represent 28,040,162 non-par registered common shares and proportional adjustment to the limit of authorized capital, from 600,000,000 to 44,500,405 common shares; (b) preemptive right was offered to the Company’s shareholders for acquisition at the percentage of their respective interest in the Company’s capital stock, of up to  50% of Tenda’s capital stock for R$8.13 per share, for cash payment, upon the exercise of the Preemptive Right, subject to the conclusion of the Company’s capital reduction; (c) Approval of the Company’s capital reduction in the total amount of R$219,510,000, from R$2,740,661,187.74 to R$2,521,151,187.74, without share cancellation, delivering to the Company’s shareholders, one common share of Tenda for each one common share of Gafisa held thereby after reverse split, excluding treasury shares, totaling 27,000,000 of Tenda’s common shares, accounting for remaining 50% of its total capital stock.

On April 22, 2017, the 60-day term provided for in Article 174 of Law No. 6.404/76 expired for creditors opposing to the Company’s capital reduction, without any creditor’s opposition. As a result, the Company’s The Management believes that Company is one of the leading players in the real estate development market, operating nationally with a focus on high-quality residential projects targeting the medium-high and high-income brackets.

The Company’s revenue largely derives from the development and sale of real estate projects. The Company recognizes the revenue from these real estate projects during the construction period, based on a financial calculation related to the value of the project on completion, and not when the sales contracts are signed. On a smaller scale, the Company also generates revenue from the provision of real estate services, such as construction, technical and real estate management, to third parties. The Company structures some of its projects through its subsidiaries or jointly controlled affiliates, set up as specific purpose enterprises (SPE).

The Company’s current working capital is sufficient for its present requirements and its cash position, including loans to third parties, and enough to meet the financing of all its activities and cover its capital requirement, for at least the next 12 months.

The Management understands that the Company has sufficient financial and equity conditions to implement its business plan and comply with its short-to-medium-term obligations.

In 2017, the political uncertainties still impacted Brazil’s macroeconomic scenario and more favorable economic indicators were only seen from the second half of the year. This gradual recovery, although positive, was not sufficient to bolster an upturn of the real estate market in 2017. Since this is a long-cycle market, it is one of the sectors which take longer period to respond to an improved business environment.  Such dynamics between economy and real estate market is even more relevant in the middle and medium-high income residential segment, where Gafisa concentrates its operations. Within this context, the Company outlined a strategy focused on its efforts to sell inventories, with lower level of residential, one-off and reasonable launches in the markets where the Company operates. In 2017, Gafisa launched five projects totaling R$554.0 million in PSV, 39.8% lower than in 2016. Net pre-sales, reflecting the factors mentioned above, went down 11.7% to R$720.2 million in 2017 and adjusted gross margin ended 2017 at -15.3%, versus 4.7% in 2016.

The Company’s strategy in relation to inventories and launches was reflected in liquidity and cash management, with an operating cash flow of R$321.8 million in 2017 and net cast generation of R$104.2 million, excluding the inflow of funds from Tenda separation transaction. Leverage, measured by the net debt to shareholders’ equity ratio was up to 126.1% at the end of 2017, mainly impacted by impairment and Alphaville equity income.

On December 31, 2017, Gafisa recorded a cash position of R$147,462 thousand. On the same date, net debt totaled R$957,436 thousand and net debt-to-equity ratio stood at 126.1%.

On December 31, 2016, the Company’s cash position was R$253,180 thousand. On the same date, net debt totaled R$1,385,624 thousand and net debt-to-equity ratio stood at 71.8%.

On December 31, 2015, the Company’s cash position was R$712,311 thousand. On the same date, net debt totaled R$1,443,377 thousand and the net debt-to-equity ratio stood at 46.6%.

In 2017, Gafisa’s adjusted EBITDA margin was -65.1% versus -26.6% in 2016, and 15.8% in 2015, impacted by accounting adjustments at the end of 2017. The first adjustment was due to the goodwill impairment test to remeasure the 30% stake in Alphaville, yearly carried out based on the future profitability estimate or when circumstances indicate the carrying amount impairment loss, which identified the need of recognizing a provision for loss of R$127.4 million. The second adjustment was pricing adjustments to inventory units, which were sold below the accounting cost due to the real estate market unfavorable conditions, in addition to landbank totaling R$147.3 million.  Excluding these effects, the adjusted EBITDA margin was -40.9% in 2017.

Net revenue in 2017, recognized under the “PoC” method totaled R$608.8 million, down 33.5% year-on-year, mainly affected by the net pre-sales mix in the period, which concentrated in more recent projects with slower work evolution, and, accordingly, lower revenue capacity and dissolutions, which still are materially impacting the Company’s revenues. As a result of a challenging scenario and pricing adjustments in certain landbank and inventory units, gross margin stood at -103.7%, in 2017, versus -12. 4% in 2016 and 26.4% in 2015.

Current liquidity ratio in 2017 was 1.43, versus 1.49 in 2015 and 2.11 in 2015.

As per Material Fact released on December 14, 2016, the Company entered into a stock purchase agreement with Jaguar Growth Asset Management, LLC, to acquire up to 30% of shares issued by Tenda, at the price of R$8.13 per share, representing within the context of operation, cash receivable for Gafisa of R$231.7 million, with total valuation of R$539.0 million for full payment of Tenda’s capital stock. The materialization of referred transaction was subject to the verification of certain conditions precedents, such as, for instance, Construtora Tenda S.A.’s capital reduction, without share cancellation, with refund to the Company, its sole shareholder, of R$100,000,000.00.

On February 20, 2017 the Company held two Extraordinary Shareholders’ Meeting, with the following resolutions: (a) reverse split of all common shares issued by the Company at the ratio of 13.483023074 to 1, now the 378,066,162 common shares issued by the Company represent 28,040,162 non-par registered common shares and proportional adjustment to the limit of authorized capital, from 600,000,000 to 44,500,405 common shares; (b) preemptive right was offered to the Company’s shareholders for acquisition at the percentage of their respective interest in the Company’s capital stock, of up to  50% of Tenda’s capital stock for R$8.13 per share, for cash payment, upon the exercise of the Preemptive Right, subject to the conclusion of the Company’s capital reduction; (c) Approval of the Company’s capital reduction in the total amount of R$219,510,000, from R$2,740,661,187.74 to R$2,521,151,187.74, without share cancellation, delivering to the Company’s shareholders, one common share of Tenda for each one common share of Gafisa held thereby after reverse split, excluding treasury shares, totaling 27,000,000 of Tenda’s common shares, accounting for remaining 50% of its total capital stock.

On April 22, 2017, the 60-day term provided for in Article 174 of Law No. 6.404/76 expired for creditors opposing to the Company’s capital reduction, without any creditor’s opposition. As a result, the Company’s capital stock now totals R$2,521,151,187.74 divided into 28,040,162 non-par, book-entry, registered, common shares.

Referring to the Preemptive Right, shareholders acquired 100% of the shares destined to Preemptive Right, not remaining any shares available for Jaguar acquisition. Thus, shares representing 50% of Tenda’s capital stock were delivered to shareholders who exercised the Preemptive Right and the agreement executed with Jaguar was terminated.

Tenda’s shares within the scope of the Preemptive Right were delivered to acquirers, together with shares of the Capital Reduction on May 4, 2017, date when Tenda started to be listed and trades initiated at the traditional segment of B3 S.A. From such date, the Company no longer holds any equity interest in Construtora Tenda S.A.’s capital.

On December 20, 2017, the Extraordinary Shareholders’ Meeting approved the Company’s capital stock increase by means of the issue for private subscription of, at least, 13,333,334 shares (R$ 200,000,010.00) and, at most, twenty million (20,000,000) new non-par, book-entry, registered, common shares. Out of these, considering (i) the term to exercise the preemptive right, (ii) two periods to subscribe to unsubscribed shares and (iii) the cancellations of preemptive rights; the Board of Directors, in a meeting held on February 28, 2018, ratified the partial capital increase, so that the Company’s capital stock now totals R$2,521,318,365.26, divided into 44,757,914 non-par, book-entry, registered, common shares and total subscription, including the amount allocated to the capital reserve, reaching the amount of R$ 250,766,280.00.

In 2017, the impairment test referring to the goodwill on the acquisition and remeasurement of the Company’s investment in Alphaville resulted in the need of recognizing a provision for impairment totaling R$127.4 million.  The Company measured the recovery of the goodwill carrying amount using the concept of “value in use”, by means of discounted cash flows models, which involve the use of cash flows assumptions, judgments and estimates. These assumptions are based on the business plan approved by Management and on the market comparable data. The main assumptions adopted were: a) revenues – projected between 2018 and 2022 considering sales growth, work progress and customer base; b) operating costs and expenses projected in line with historical performance and historical growth of revenues; c) discount rate – 14.70% (nominal), d) growth rate used to extrapolate cash flow projections – 6.8% and e) perpetuity – 4.1% p.a. growth corresponding to the estimate of long-term inflation projected by the Brazilian Central Bank. It is also worth mentioning that due to the negative shareholders’ equity of Alphaville at the end of 2017, the Company reduced to zero the accounting balance of its 30% stake in Alphaville, which accordingly, implies the end of future consolidation of losses into Gafisa due to Alphaville’s results by means of equity income. From now on, only Alphaville’s positive results in the future may favorably impact Gafisa’s results, except for any potential investment impairment.

b) capital structure

The table below shows the total amount used by the Company to finance its operations (total capitalization) and the segregation of such amounts between debt capital and equity capital (both in real terms and as a percentage) for each fiscal year, as follows:

	Fiscal Year ended December 31
	2017	2016	2015
	(in thousands of Reais)
Total debt capital	3,223,633	3,279,636	3,663,096
Total equity capital	759,404	1,930,453	3,097,236
Total capitalization	3,983,037	5,210,089	6,760,331

Debt capital/total capitalization ratio	80.9%	62.9%	54.2%
Equity capital/total capitalization ratio	19.1%	37.1%	45.8%

On December 31, 2017, the Company’s cash position was R$147,462 thousand. On the same date, net debt totaled R$957,436 thousand and the net debt-to-equity ratio stood at 126.1%.

On December 31, 2016, the Company’s cash position was R$253,180 thousand. On the same date, net debt totaled R$1,385,625 thousand and the net debt-to-equity ratio stood at 71.8%.

On December 31, 2015, the Company’s cash position was R$712,311 thousand. On the same date, net debt totaled R$1,443,377 thousand and the net debt-to-equity ratio stood at 46.6%.

c) capacity for payment in relation to the financial commitments assumed

On December 31, 2017, the Company’s net debt was R$957,436 thousand, and the cash position and cash equivalents amounted to R$147,462 thousand, compared to a total debt of R$1,104,898 thousand, a net debt-to-shareholders’ equity ratio of 126.1%.

Additionally, the Company had a total of R$1,328,417 thousand of real estate receivables and R$359,601 thousand gross amount considering impairment of unsold finished units, representing R$473,494 thousand in PSV (Potential Sales Value), compared to R$245,086 thousand of properties payable and R$405,064 thousand of costs to be incurred. When considering the sum of total receivables and inventory of unsold finished units, this exceeds 1.05 times the sum of net debt, properties payable and costs to be incurred.

Furthermore, of the Company’s R$1,104,898 thousand of total debt, R$733,103 thousand relates to Brazil’s Housing Finance System contracts, which use funds to finance the construction of real estate projects and rely on the fiduciary assignment or pledge of the real estate receivables of each project, which mostly mature upon the project’s delivery. Therefore, when finalizing the projects, the resources from the settlement of the outstanding balance by clients are obligatorily used to amortize the balance of the Company’s contracts. Out of total indebtedness of the Company, 66.4% refers to the finance of construction of real estate projects.

On December 31, 2016, the Company’s net debt was R$1,385,624 thousand, and the cash position and cash equivalents amounted to R$253,180 thousand, compared to a total debt of R$1,638,805 thousand, a net debt-to-shareholders’ equity ratio of 71.8%.

Additionally, the Company had a total amount of R$1,519,121 thousand of real estate receivables and R$557,426 thousand, gross amount considering impairment of unsold finished units, representing R$592,616 thousand in PSV, compared to R$260,673 thousand of properties payable and R$315,061 thousand of costs to be incurred. When considering the sum of the total receivables and inventory of unsold finished units, this exceeds 1.06 times the sum of the net debt, properties payable and costs to be incurred.

Furthermore, of the Company’s R$1,638,804 thousand total debt, R$1,022,038 thousand relates to Brazil’s Housing Finance System contracts, as explained above. Out of total Company’s indebtedness, 80.8% refers to the finance of construction of real estate projects.

On December 31, 2015, the Company’s net debt was R$1,443,337 thousand, and the cash position and cash equivalents amounted to R$712,311 thousand, compared to a total debt of R$2,155,688 thousand with a net debt-to-shareholders’ equity ratio of 46.6%.

Additionally, the Company had a total of R$2,595,332 thousand of real estate receivables and R$333,036 thousand gross amount considering impairment, of unsold finished units, representing R$591,797 thousand in PSV, compared to R$570,191 thousand of properties payable and R$453,897 thousand of costs to be incurred. When considering the sum of the total receivables and Inventory of unsold finished units, this exceeds 2.25 times the sum of net debt, properties payable and costs to be Incurred.

Furthermore, of the Company’s R$2,155,688 thousand total debt, R$1,161,707 thousand relates to Brazil’s Housing Finance System contracts, which use funds to finance the construction of real estate projects, as explained above. Out of total Company’s indebtedness, 84.2% refers to the finance of construction of real estate projects.

Considering the Company's indebtedness profile, its most liquid assets against its obligations, reflected or not reflected in the Balance Sheet, the officers believe there is sufficient liquidity to meet the contractual obligations assumed on this date.

If needed, the Company has capacity to take out additional loans to finance investments and operations.

d) sources of financing for working capital and investments in non-current assets used

Over the past three fiscal years, our working capital and investment needs have been financed through a combination of own and third-party resources. Thus, according to our needs, we raise funds in the local capital market and / or obtain loans and financing to meet our cash requirements.

The Company does not make investments in non-current assets.

e) sources of financing for working capital needs and investments in non-current assets intended to be used to cover liquidity shortfalls

The Company currently has a liquidity level and cash generation prospects that allows for it to not use additional funding for its operations. But this does not eliminate the possibility to structure or take out new working capital facilities according to the instruments available and market conditions at the time of contracting, as indicated in items 10.1.c and 10.1. d.

f) levels of indebtedness and debt characteristics

i) significant loan and financing agreements

The Company's officers show in the table below the Company’s total amount of debt of any consolidated nature, which is equal to the sum of total current liabilities and total non-current liabilities on December 31, 2017, 2016 and 2015:

	Fiscal Year ended December 31
	2017	2016	2015
	(in thousands of Reais)
Total current liabilities	1,213,686	2,275,550	2,048,968
Total non-current liabilities	905,048	1,004,086	1,614,128
Total amount of debt of any nature	2,118,734	3,279,636	3,663,096

Below, the Company’s officers show some key features of consolidated financing and loans of the Company, grouped by type, on December 31, 2017, 2016 and 2015:

			Fiscal Year ended December 31
	Average cost	Maturity	2017	2016	2015
			(in thousands of Reais)
Project Financing (SFH/SFI)	TR + 8.30% to 14.19% / 12.87% and 137% CDI	March/2018 to April/2021	733,103	1,022,038	1,161,707
			-
Debentures	CDI + 2.8% / CDI + 5.25% / IPCA + 8.22%	July 2018 to February 2020	207,713	148,905	203,513
Working Capital	130% CDI / CDI + 2.5% / CDI + 3% / CDI + 4.25% / CDI + 5%	December/2018 to June/2021	164,082	164,262	131,128
			-
Total debt			1,104,898	1,638,805	2,155,688

Project Financing (SFH and SFI)

Project financing is represented by loans from national commercial banks to raise the necessary funds to develop the real estate projects of the Company and its subsidiaries and affiliates.  These contracts have security interest represented by the land’s mortgage and by the fiduciary assignment or pledge of receivables, and the funds are released upon proof of physical and financial development of the construction works; amortization begins after the construction works purpose of the contract are completed. During the amortization of the contract, the proceeds from the settlement of the outstanding balance by clients are used to amortize the debt.

FGTS Debentures

On December 31, 2017, these refer to the 9th Issue, 10th Issue and 11th Issue of the Company, and the proceeds of these issues are allocated, respectively, to the Company’s working capital and to the development of selected real estate projects. In line with the Company’s risk strategy, the 9th issue of the Company was linked to the contract of hedge instruments to mitigate the risk of a CDI rate + to CDI percentage, aiming at leveling the debt remuneration against use of funds available by Treasury. For further information on these issues, please refer to item 18.5 of the Reference Form.

Working Capital

It consists of Bank Credit Notes (CCB) and other banking instruments that represent the Company’s debt, and the proceeds are allocated to the Company’s working capital. These instruments may have security interests or sureties, and feature covenants that may result in the early maturity of the obligations if not complied with.

ii) other long-term arrangements with financial institutions

There are no other long-term arrangements with financial institutions but those detailed in this item.

iii) degree of Company debt subordination

For the fiscal years ended December 31, 2017, 2016 and 2015 the Company's debts, contracted as financing and loans with financial institutions, can be divided according to the nature of their guarantees, as follows:

	Fiscal Year Ended December 31
	2017	2016	2015
	(in thousands of Reais)
Total debt with Security Interest	1,033,887	1,267,229	1,416,648
Total debt with Floating Guarantee	71,011	371,575	654,445

Total Debt	1,104,898	2,155,688	2,597,554

The Company’s debts with security interest and floating guarantee have the preferences and prerogatives provided for by laws. Therefore, in the event of collective insolvency proceedings: (i) the debts with security interest have payment priority over the Company's other debts, up to the value of encumbered asset and (ii) the debts with floating guarantee have priority over unsecured debts.

iv) restrictions imposed to the issuer, especially with regards to indebtedness limits, taking of new loans, distribution of dividends, disposal of assets, issuance of new securities, and sale of controlling interest as well as if issuer has been complying with these restrictions;

The Company is party to agreements that set minimum and maximum limits on specific topics, in addition to restricting the Company regarding the taking of some actions. Noncompliance with the agreed ratios or restrictions may result in the early maturity of the agreements.

The financial instruments’ major restrictions in the fiscal years ended December 31, 2017, 2016 and 2015, are as follows:

•         petition for any judicial or extrajudicial reorganization plan to any creditor or class of creditors, regardless of a judicial approval having been requested or obtained for said plan; or file at court a petition for judicial reorganization;

•         change in the direct or indirect control of the Issuer, under article 116 of Law 6,404 of December 15, 1976, as amended (“Brazilian Corporation Law”), to imply a downgrade in the Company’s risk rating to a lower level than that at the time of the issue or risk rating equivalent in national scale by the leading rating agencies;

•         payment by the Company of dividends, interest on equity, or any other profit sharing provided for in the Company’s Bylaws, whenever it is in arrears regarding the issues in effect at the time the event is declared, except for the payment of the minimum mandatory dividend provided for in Article 202 of the Brazilian Corporation Law;

•         declaration of early maturity of any financial obligation and debts of the Company and/or its Relevant Subsidiaries, in the domestic or international market;

•         amendment to or change in the Company’s business purpose so that the Company no longer operates as a real estate developer and builder company;

•         change in the corporate nature of the Company to a limited liability entity, under Articles 220 through 222 of the Brazilian Corporation Law;

•         spin-off, or merger of the Company into another Company, unless such transaction is previously approved by the holders of debt securities or holders are granted the right to withdraw;

•         reduction in the Company’s capital stock that results in a capital stock lower than ninety-five percent (95%) of the existing capital stock, except (i) in cases capital is reduced to absorb losses, under Article 173 of the Brazilian Corporation Law, or (ii) if previously approved by the holders of debt securities;

•         disposal, expropriation, seizure, or any other form of disposal of fixed assets by the Company in equivalent amount, as determined in indentures or contracts, and that may affect the Company’s financial capacity.

The restrictions described above may not fully apply to all agreements in effect on this date, and different limits may be determined for each agreement.

The Company also committed to keeping the following financial indicators within the limits established. The formulas and maximum and minimum limits, as well as their indicators are presented below:

	December 31
	2017	2016	2015
9th issue
Total accounts receivable plus inventories must be less than zero or higher than 2.0 times net debt.	2.77 times	2.34 times	3.71 times
Net debt shall not exceed 100% of the shareholders’ equity plus non-controlling interest.	126.08%	71.71%	46.4%

10th issue
Total accounts receivable plus inventories must be less than zero or higher than 2.0 times net debt minus project debt (3).	11.83 times	53.98 times	-14.12 times
Total debt, minus project debt (3), minus cash and cash equivalents (1), should not exceed 75% of shareholders’ equity plus non-controlling interest.	29.54%	3.11%	-12.2%

CCBs and Other Instruments
Total accounts receivable plus inventories must be less than zero or higher than 2.0 project debt (3)	3.52 times	2.44 times	-7.73 times
Net debt should not exceed 100% of shareholders’ equity plus non-controlling interest. (4)	126.08%	71.71%	n/a
Total accounts receivable plus inventory of finish units must be less than zero or higher than 2.0 times net debt minus project debt.	7.51 times	33.62 times	-7.73 times
Total debt, minus project debt, minus cash and cash equivalents (1), should not exceed 75% of shareholders’ equity plus non-controlling interest.	29.54%	3.11%	-12.2%
Total accounts receivable plus unearned revenue plus total finished inventories should be higher than 1.5 times net debt plus properties payables plus unexpired expenses	1.93 times	2.15 times	-
(1) Cash and cash equivalents and marketable securities.
(2) Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not stated in the Balance Sheet.

(3) Project debt and debt with security interest refers to the Housing Finance System (SFH) debt, defined as the sum of all loans contracts disbursed whose funds derive from the Housing Finance System (SFH), and the debt related to the seventh issuance.

(4) Limit of clause in 70% agreement. For the period ended September 30, 2017 and fiscal year ended December 31, 2017, the clause limit is 100%, according to waiver obtained with creditor.

On December 31, 2017, the Company was complying with restrictive covenants, except for a financial covenant of a CCB and one Debenture, under item (i) above. Both debts were classified in the short term in the Company’s income statements and we are in waiver negotiation for covenants breached. Up to date, no notification from respective related parties characterizing an event of early maturity occurred.

g) limits of contracted financing and percentages already used

In the fiscal years ended December 31, 2015, 2016 and 2017, the proceeds of construction financing contracted from national institutions considered by the Company as prime institutions in the National Financial System are exclusively allocated to the construction works of the relative projects. The funds are released to the Company according to the physical/financial development of the construction works. Besides, the Company also used other sources of funding, such as Debentures, Housing Financing System and Bank Credit Notes and these funds are released to the Company upon execution.

On December 31, 2017, the Company had contracted a total of R$1,140 million; of this amount, R$1,038 million had already been released, accounting for use of 91.06% of funds raised. Of this amount, the Company’s total indebtedness corresponds to R$1,105 million, of which R$733 million refers to SFH contracts.

h) significant alterations in each item of the financial statements

CONSOLIDATED STATEMENT OF INCOME FOR THE FISCAL YEAR

	2017	Vertical Analysis % 2017	2016	Vertical Analysis % 2016	2015	Vertical Analysis % 2015	Chg.	Chg.
							2017 x 2016	2016 x 2015

Net operating revenue	608,823	100%	915,698	100%	1,443,357	100%	-34%	-37%
Operating costs
Real estate development and sale	(818,751)	-134%	(1,029,213)	-112%	(1,061,921)	-74%	-20%	-3%

Gross operating profit(loss)	(209,928)	-34%	(113,515)	-12%	381,436	26%	85%	-130%

Operating Income (Expenses)	(654,216)	-107%	(362,747)	-40%	(295,595)	-20%	80%	23%
Selling, general	(87,568)	-14%	(94,946)	-10%	(97,949)	-7%	-8%	-3%
and administrative expenses	(92,713)	-15%	(106,585)	-12%	(97,442)	-7%	-13%	9%
Equity pick-up on investments	(204,863)	-34%	(48,332)	-5%	40,015	3%	324%	-221%
Depreciation and amortization	(57,522)	-9%	(33,892)	-4%	(32,585)	-2%	70%	4%
Other income/(expenses), net	(211,550)	-35%	(78,992)	-9%	(107,634)	-7%	168%	-27%

Income (loss) before financial income and expenses, income tax and union dues	(864,144)	-142%	(476,262)	-52%	85,841	6%	81%	-655%

Financial expenses	(137,001)	-23%	(84,118)	-9%	(127,728)	-9%	63%	-34%
Financial income	29,733	5%	58,439	6%	77,306	5%	-49%	-24%

Income (loss) before income tax and union dues	(971,412)	-160%	(501,941)	-55%	35,419	2%	94%	-1517%

Current income tax	(2,832)	0%	(10,722)	-1%	(14,763)	-1%	-74%	-27%
Deferred income tax and social contribution	25,932	4%	(89,358)	-10%	14,105	1%	-129%	-734%

Total income tax and union dues	23,100	4%	(100,080)	-11%	(658)	0%	-123%	15110%

Net income (loss) from continued operations	(948,312)	-156%	(602,021)	-66%	34,761	2%	58%	-1832%

Net income(loss) from discontinued operations	98,175	16%	(559,704)	-61%	36,218	3%	-118%	-1645%

Net income (loss) for the year	(850,137)	-140%	(1,161,725)	-127%	70,979	5%	-27%	-1737%

(-) Income/(loss) attributable:
To non-controlling interest	(281)	0%	1,871	0%	(3,470)	0%	-115%	-154%
To parent company	(849,856)	-140%	(1,163,596)	-127%	74,449	5%	-27%	-1663%

Operating Results for the Fiscal Years ended December 31, 2017 compared to 2016

Net Revenue from Sales and/or Services

Consolidated net revenue for 2017, recognized by the “PoC” method came to R$608.8 million, down 33.5% year-over-year, especially impacted by: (i) net pre-sales mix in the period, with concentration in sales of more recent projects, slower work evolution and, accordingly, lower revenue capacity, (ii) high volume of dissolutions and (iii) pricing adjustments to the units sold due to market conditions.

Cost of Development and Sale of Property

Costs of development and sales of property and physical swap agreements totaled R$818.8 million in 2017, down 20.4% over the R$1.0 billion in 2016, due to lower operational volume and sales in 2017 and provisions recorded in the amount of R$147.3 million in view of impairment in certain landbank and inventory units, which were sold below accounting cost.

Gross Profit

Gross profit reported in 2017 came negative at R$209.9 million, compared to gross loss of R$113.5 million in 2016. Gross margin was -34.5%, in 2017, compared -12.4% in 2016, reflecting pricing adjustments to units sold due to market conditions, high volume of dissolutions and provisions recorded in the amount of R$147.3 million deriving from impairment in certain landbank and inventory units.

Selling expenses

Selling expenses totaled R$87.6 million in 2017, down 7.8% over R$94.9 million in 2016. Selling expenses in 2017 accounted for 14.4% of its net operating revenue, compared to 10.4% in 2016. The nominal variation is a result of lower net pre-sales volume in the period and in relation to net revenues, the variation is an effect of lower revenue volume in 2017.

General and Administrative Expenses, and Stock Option Plan Expenses

General and administrative expenses totaled R$92.7 million in 2017 compared to R$106.6 million in 2016, down 13.0%, or R$13.9 million, a result of our efforts in the pursuit of greater efficiency and more balanced design of our operational structure. This reduction was especially impacted by the following items: (i) R$5.4 million referring to the decrease in the provision for profit sharing; and (ii) R$5.4 million referring to payroll and charges expenses.

Depreciation and Amortization

Depreciation and amortization totaled R$57.5 million in 2017, up 69.7% over R$33.9 million recorded in 2016. This increase in the period is due to the recognition of provision for losses totaling R$25.5 million referring to the goodwill on AUSA acquisition identified in the impairment test.

Other Operating Expenses

In 2017, our results reflected a negative impact of R$211.6 million, compared to R$79.0 million in 2016, due to the recognition of provision for loss totaling R$101.9 million referring to the goodwill resulting from remeasurement of remaining investment of 30% in the associated company AUSA identified in the impairment test and the R$37.1 million increase referring to litigation expenses in the period, of which R$28.1 million refers to arbitration proceedings filed by real estate partners whose main allegations are delay to conclude the project and supposed building defects in works built by the Company.

Financial income

The financial income decreased R$28.7 million, totaling R$29.7 million in 2017, compared to R$58.4 million in 2016, due to lower balance of cash and cash equivalents in the period.

Financial expenses

Financial expenses totaled R$137.0 million in 2017, compared to R$84.1 million in 2016, down 62.9%, due to higher financial costs linked to the renegotiation of debts in the year and new funding in the period, including the issue of debentures in the period.

Provision for Income Tax and Social Contribution and Deferred Income Tax

In 2017, total income tax, social contribution and deferred taxes was a credit of R$23.1 million, compared to an expense of R$100.1 million in 2016, reflecting a tax credit of R$24.3 million due to goodwill impairment resulting from the measurement of remaining 30% interest in the associated company AUSA.

Net income (loss) from Discontinued Operations

Result from discontinued operations was an income of R$98.2 million in 2017, compared to a loss of R$559.7 million in 2016. The amount recorded in 2017 is due to R$107.7 million referring to the restatement of the discontinued operation’s fair value, net of liabilities, due to the weighted average price of preemptive right exercise of R$12.12, besides R$9.5 million of the operation’s transaction cost. In the fiscal year ended December 31, 2016, the amount is due to impairment loss of R$610.1 million referring to the measurement of non-current asset held for sale for the lesser amount between its carrying amount and fair value less selling expenses, considering the value of R$8.13 per share, as per agreement executed for sale of Tenda’s shares.

Non-Controlling Interest

The non-controlling interest (minority shareholders of subsidiaries in which the Company holds interest) came to R$0.3 million, compared to a result of R$1.9 million in 2016, due to variation in the Company’s associated companies’ results.

Net Income (Loss)

Gafisa ended 2017 with a net loss of R$849.9 million, compared to a net loss of R$1.2 billion in 2016. Net result of the year was impacted by accounting effects raised due to the recognition of goodwill impairment over AUSA of R$127.4 million, inventory and landbank impairment of R$147.3 million and AUSA equity income expense of R$186.9 million, besides pricing adjustments of units sold due to the market conditions. The 2016 results were impacted by the stock purchase agreement with Jaguar Growth Asset Management, LLC. Total effect amounted to R$680.2 million and was comprised by the following factors: (i) the price per share of Tenda, R$8.13, establishes a valuation of R$439.0 million for 100% of the share capital of Tenda, lower than Tenda’s shareholders’ equity (R$1.049 billion) and thus generating an impairment of R$610.1 million and; (ii) reversal of R$90.3 million as tax credits, previously recorded, due to the impact of the tax result of this operation over the net income for the year. In addition, inventory and landbank adjustments which totaled R$159.9 million also impacted the Company’s net results in 2016.

Operating Results for the Fiscal Years ended December 31, 2016 compared to 2015

Net Revenue from Sales and/or Services

Consolidated net revenue for 2016, recognized by the “PoC” method came to R$915.6 million, down 36.6% year-over-year, especially impacted by: (i) lower operating volume; (ii) lower speed of inventory sales, which records the highest contribution to revenue, (iii) higher volume of dissolutions and, (iv) result of assets pricing market conditions.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$1.0 billion in 2016, down 3.1% over the R$1.1 billion recorded in 2015, result of lower operating and sales volume in 2016.

Gross Profit

Gross profit reported in 2016 came negative at R$113.5 million, compared to R$381.4 million in 2015. As a result of a recessive environment and its effects on the business development, gross margin was -12.4%, in 2016, compared to 26.4% in 2015 and 26.3% in 2014, a decrease especially impacted by higher volume of dissolutions and pricing adjustments of units sold in view of current market conditions.

Selling expenses

Selling expenses totaled R$94.9 million in 2016, down 3.1% over R$97.9 million in 2015. Selling expenses in 2016 accounted for 10.4% of its net operating revenue, compared to 6.8% in 2015. The nominal variation is a result of lower net sales volume in the period, in relation to net revenue, the variation is an effect of lower revenue volume in 2016.

General and Administrative Expenses, and Stock Option Plan Expenses

General and administrative expenses totaled R$106.6 million in 2016 compared to R$97.4 million in 2015, up 9.4%, or R$9.1 million, especially impacted by the last quarter of the year due to the following factors: (i) R$2.7 million due to severance pay and indemnity expenses as part of a year-end corporate restructuring; (ii) R$2.9 million referring to final expenses related to the separation of the Gafisa and Tenda units’ IT structure; and (iii) net effect of R$9.3 million related to reversal of provision for profit sharing recorded in 2015.

Depreciation and Amortization

Depreciation and amortization totaled R$33.9 million in 2016, up 4.0% over R$32.6 million recorded in 2015, reflecting current Gafisa segment’s business volume, with a volume of launches close to R$1.0 billion over the past four years.

Other Operating Expenses

In 2016, our results reflected a negative impact of R$79.0 million, compared to R$107.6 million in 2015, due to lower expenses with litigation in the period.

Financial income

The financial income decreased R$18.9 million, totaling R$58.4 million in 2016, due to lower balance of cash and cash equivalents in the period.

Financial expenses

Financial expenses totaled R$84.1 million in 2016, compared to R$127.7 million in 2015, down 34.1% year-over-year, due to decreased gross indebtedness in the period.

Provision for Income Tax and Social Contribution and Deferred Income Tax

Income tax, social contribution and deferred taxes totaled R$100.1 million in 2016, compared to R$0.7 million in 2015, impacted by R$90.3 million due to the reversal of tax credits previously recorded, in view of impact of the result from discontinued operation (Tenda) over net income for the year.

Net income (loss) from discontinued operations

Result from discontinued operations was a loss of R$559.7 million in 2016, compared to a net income of R$36.2 million in 2015. This variation is due to impairment of assets recorded in the amount of R$610.1 million, related to the measurement at the lower of carrying amount and fair value less costs to sell, based on the value of R$8,13 per share, according to the contract executed for the sale of Tenda’s shares.

Non-Controlling Interest

The non-controlling interest (minority shareholders of subsidiaries in which the Company holds investment) came to R$1.9 million compared to a negative result of R$3.5 million in 2015, due to variation of the Company’s associated companies’ results.

Net Income (Loss)

Gafisa ended 2016 with a net loss of R$1.2 billion, compared to a net income of R$74.4 million in 2015. Net result for the year was impacted by accounting effects generated by the execution of the stock purchase agreement with Jaguar Growth Asset Management, LLC. The total effect amounted to R$680.2 million, and was comprised by the following factors: (i) the price per share of Tenda, R$8.13, establishes a valuation of R$439.0 million for 100% of the share capital of Tenda, lower than Tenda’s shareholders’ equity (R$1.049 billion) and thus generating an impairment of R$610.1 million and; (ii) reversal of R$90.3 million as tax credits, previously recorded, due to the impact of the net result from this operation over the net income for the year.

Additionally, inventory and landbank adjustments which totaled R$159.9 million also impacted net result.

CONSOLIDATED BALANCE SHEET

	2017	Vertical Analysis % 2016	2016	Vertical Analysis % 2015	2015	Vertical Analysis % 2014	Chg.	Chg.
							2017 x 2016	2016 x 2015

Current

Assets
Cash and cash equivalents	28,527	1%	29,534	1%	82,640	1%	-3%	-64%
Securities	118,935	4%	223,646	4%	629,671	9%	-47%	-64%
Accounts receivable from development and services provided	484,761	17%	722,640	14%	1,395,273	21%	-33%	-48%
Properties for sale	882,189	31%	1,122,724	22%	1,880,377	28%	-21%	-40%
Receivables from related parties	51,890	2%	57,455	1%	95,118	1%	-10%	-40%
Non-current assets destined for sale	0	0%	1,189,011	23%	-	0%
Land held for sale	102,352	4%	3,306	0%	105,857	2%	2996%	-97%
Prepaid expenses	5,535	0%	2,548	0%	7,171	0%	117%	-64%
Derivative financial instruments	404	0%	0	0%	0	0%		-
Other accounts receivable	58,332	2%	49,336	1%	120,657	2%	18%	-59%
Total current assets	1,732,925	60%	3,400,200	65%	4,316,764	64%	-49%	-21%

Non-current
Accounts receivable from development and services provided	199,317	7%	271,322	5%	407,091	6%	-27%	-33%
Property for sale	339,797	12%	592,975	11%	750,240	11%	-43%	-21%
Receivables from related party transactions	22,179	1%	25,529	0%	109,193	2%	-13%	-77%
Derivatives financial instruments	0	0%	9,030	0%	0	0%
Other accounts receivable	64,172	2%	58,917	1%	82,880	1%	9%	-29%
	625,465	22%	957,773	18%	1,349,404	20%	-35%	-29%

Investments	479,126	17%	799,911	15%	993,122	15%	-40%	-19%
Property, plant and equipment	22,342	1%	23,977	0%	49,176	1%	-7%	-51%
Intangible assets	18,280	1%	28,228	1%	51,866	1%	-35%	-46%
	519,748	18%	852,116	16%	1,094,164	16%	-39%	-22%

Total non-current assets	1,145,213	40%	1,809,889	35%	2,443,568	36%	-37%	-26%

Total assets	2,878,138	100%	5,210,089	100%	6,760,332	100%	-45%	-23%

	2017	Vertical Analysis 2017	2016	Vertical Analysis % 2016	2015	Vertical Analysis % 2015	Chg.	Chg.
							2017 x 2016	2016 x 2015

Current

Liabilities							-28%	0%
Loans and financing	481,073	17%	669,795	13%	672,365	10%	-72%	-19%
Debentures	88,177	3%	314,139	6%	389,621	6%	-24%	-43%
Obligations for property purchases and advances to clients	156,457	5%	205,388	4%	361,420	5%	25%	38%
Material and service providers	98,662	3%	79,120	2%	57,335	1%	-10%	-49%
Taxes and contributions	46,430	2%	51,842	1%	102,057	2%	-3%	-52%
Salaries, payroll charges and profit sharing	27,989	1%	28,880	1%	60,102	1%	-28%	0%
Minimum mandatory dividends and interest on equity	-	0%	-	0%	17,682	0%
Provision for court claims	116,314	4%	79,054	2%	100,312	1%	47%	-21%
Payables to credit assignment	31,001	1%	34,698	1%	23,482	0%	-11%	48%
Payables to related party transactions	63,197	2%	85,611	2%	87,100	1%	-26%	-2%
Financial instruments	-	0%	5,290	0%	14,056	0%		-62%
Other liabilities	104,386	4%	69,921	1%	163,437	2%	49%	-57%
Liabilities over assets held for sale	-	0%	651,812	13%	-	0%
Total current liabilities	1,213,686	42%	2,275,550	44%	2,048,969	30%	-47%	11%

Non-current
Loans and financing	416,112	14%	516,505	10%	620,470	9%	-19%	-17%
Debentures	119,536	4%	137,129	3%	468,337	7%	-13%	-71%
Obligations for property purchases and advances to clients	152,377	5%	90,309	2%	248,514	4%	69%	-64%
Income tax and deferred social contribution	74,473	3%	100,405	2%	16,489	0%	-26%	509%
Provision for court claims	82,063	3%	83,904	2%	142,670	2%	-2%	-41%
Payables to credit assignment	53,392	2%	64,332	1%	35,811	1%	-17%	80%
Payables to related party transactions	-	0%	-	0%	41,002	1%
Derivative financial instruments	-	0%	-	0%	7,618,00	0%
Other liabilities	7,095	0%	11,502	0%	33,216	0%	-38%	-65%
Total non-current liabilities	905,048	31%	1,004,086	19%	1,614,127	24%	-10%	-38%

Shareholders’ Equity
Capital stock	2,521,152	88%	2,740,662	53%	2,740,662	41%	-8%	0%
Treasury shares	(29,089)	-1%	(32,524)	-1%	(25,980)	0%	-11%	25%
Capital reserve and stock option grant	85,448	3%	81,948	2%	76,834	1%	4%	7%
Legal reserve	-	0%	-	0%	35,316	1%
Statutory reserve	-	0%	-	0%	268,659	4%
Profit reserve and (accumulated losses)	(1,821,954)	-63%	(861,761)	-17%	-	0%	111%
	755,557	26%	1,928,325	37%	3,095,491	46%	-61%	-38%

Non-controlling interest	3,847	0%	2,128	0%	1,745	0%	81%	22%
Total shareholders’ equity	759,404	26%	1,930,453	37%	3,097,236	46%	-61%	-38%

Total liabilities and shareholders’ equity	2,878,138	100%	5,210,089	100%	6,760,332	100%	-45%	-23%

Balance Sheet for the Fiscal Year Ended December 31, 2017 compared to 2016

Current assets

Cash and Equivalents – Cash and Banks, Marketable Securities

The Company’s cash and cash equivalents on December 31, 2017, totaled R$147.5 million, compared to R$253.2 million on December 31, 2016, a decrease of R$105.7 million, or 71.7%. This decrease is mainly due to the reduced consolidated indebtedness of the Company. Payments of R$1.0 billion were made, thus allowing a net amortization of debt totaling R$532.7 million.

Accounts receivable from development and services provided – Current and Non-Current

The following tables show the client accounts receivable from development and the sale of the Company’s properties, as well as the receivables to be appropriated, and the maturity of the Company’s portfolio:

(in R$ million)	On December 31
Real estate development and sales clients	2017	2016	2015

Current	485	723	1,395
Non-current	199	271	407
	684	994	1,802

(in R$ million)	On December 31
Receivables for appropriation	2017	2016	2015

	644	525	516

Total receivables	1,328	1,519	1,839

Current and non-current amounts expire in the following fiscal years:

Maturity

Overdue	189
2018	330
2019	115
2020	89
2021	4
2022 onwards	5
732
( - ) Present value adjustment	(15)
( - ) Allowance for doubtful accounts and dissolutions	(33)
Accounts receivable and services rendered by operation held for sale	684

On December 31, 2017, the balance of clients by real estate development totaled R$684.1 million, compared to R$993.9 million on December 31, 2016. Such decrease is due lower launches volume of the Company in 2017.

All the balances of accounts receivable presented herein are adjusted to present value, as required by Technical Pronouncement CPC 12 “Present Value Adjustment”.

Property for Sale – Current and Non-Current

The balance of property for sale was comprised as follows in the periods indicated:

	12/31/2017	12/31/2016	12/31/2015

Landbank	544,057	823,516	1,443,460
( - ) Provision for loss on realization of land	(98,752)	(43,505)	-
( - ) Provision for goodwill based on inventory surplus	-	(62,343)	-
( - ) Present value adjustment	(9,829)	(8,781)	(16,771)
Property under construction	507,619	509,049	857,619
Cost of property in recognition of provision for dissolutions	-	-	21,764
Finished units	359,601	557,426	333,036
( - ) Provision for loss on the realization of properties for sale	(80,710)	(59,663)	(8,491)
	1,221,986	1,715,699	2,630,617

Current	882,189	1,122,724	1,880,377
Non-current	339,797	592,975	750,240

On December 31, 2017, the balance of properties for sale, both current and non-current, totaled R$1.2 billion, compared to R$1.7 billion on December 31, 2016. At the end of 2017, 22.8% of total inventory was represented by finished units, net of provision for realization losses, while units under construction accounted for 41.5% of total inventory. In 2017, the Company focused on inventory sales, with one-off launches.

Other accounts receivable – Current and Non-Current

The balance of other accounts receivable held by the Company on December 31, 2017 stood at R$122.5 million, 13.2% higher than the balance of same period in 2016, a result of higher volume of recoverable taxes of R$7.7 million and R$3.7 million of escrow deposits.

Intangible assets

On December 31, 2017, the balance of intangible assets reached R$18.3 million, compared to R$28.2 million on December 31, 2016, effect of write-offs and amortization of intangible assets in the year.

Assets from discontinued operations

The balance variation in the period is due to the conclusion of separation operation between Gafisa and Tenda in May 2017. In 2016, the amount of R$1,189.0 million is related to Tenda’s discontinued operation assets, net of consolidation elimination items and impairment of R$610.1 million, which is presented in a single line, according to CPC 31 – Non-current Assets Held for Sale and Discontinued Operations.

Liabilities

Loans, Financing and Debentures - Current and Non-Current

The Company’s total level of indebtedness on December 31, 2017 was R$1.1 billion, down 32.5% from R$1.6 billion recorded on December 31, 2016, reflecting the Company’s conservative position concerning its capital discipline, and reduced gross indebtedness.

The table below shows the development of net indebtedness of the Company:

Total debt

(in R$ thousand)		Balance in
Transaction Type	Rate	2017	2016	2015
Housing Finance (SFH)	8.30% to 14.00% + TR 12.87% and 137% of CDI	733,103	1,022,038	1,161,707
Bank Credit Note – CCB	2.5%/3%/4.25%/5% + CDI 130% of CDI	164,082	164,262	131,128
		897,185	1,186,299	1,292,835
Current		481,073	669,795	672,365
Non-current		416,112	516,505	620,470

Debentures				Consolidated
Program/issuances	Principal - R$	Annual Compensation	Due Date	2017	2016	2015

7th issue	-	-	-	-	302,363	452,568
8th issue/2nd issue	-	-	-	-	-	8,395
9th issue	50,195	CDI + 2.80%	July 2018	49,877	79,693	130,394
10th issue	55,000	IPCA + 8.22%	January 2020	71,011	69,212	64,724
11th issue/1st series	87,810	CDI + 5.25%	February 2020	86,825	-	-
1st issue (Tenda)	-	-	-	-	-	201,877
				207,713	451,268	857,958

Current				88,177	314,139	389,621
Non-current				119,536	137,129	468,337

Total loans, financing and debentures				1,104,898	1,637,567	2,150,793

Obligations for property purchases and advances to clients – Current and Non-Current

On December 31, 2017, the Company’s obligations for the purchase of property and client advances totaled R$308.8 million, compared to R$295.7 million in 2016, a 4.4% year-over-year increase. This variation is mainly due to client advances, and R$14.6 million refers to lower balance of physical swap due to financial work evolution and R$28.7 million refers to higher balance of client advances from development and services due to the Company’s launches in the second half of 2017.

The chart below shows the evolution of obligations for the purchase of properties and clients advances, as well as distribution in the short and long terms.

Balance of obligations for the acquisition of property and client advances

	12/31/2017	12/31/2016	12/31/2015
Current	156,457	205,388	361,420
Non-current	152,377	90,309	248,514
Total	308,834	295,697	609,934

Material and service providers

On December 31, 2017 the balance of payables to material and service providers came to R$98.7 million, a 24.7% increase over the 2016 balance of R$79.1 million. This increased liability is chiefly due to the change in the Company’s payment policy.

Taxes and contributions - Current

The balance of taxes and social contributions (current) on December 31, 2017 was R$46.4 million, down 10.6% over the R$51.8 million recorded on December 31,2016. This decrease is due to payments during 2017, with income tax and social contribution credits previously withheld.

Deferred income tax and social contribution – current and non-current

The balance of deferred income tax and social contribution totaled R$74.7 million on December 31,2017. a 25.8% decrease over R$100.4 million recorded on December 31, 2016, impacted by the effect of R$24.3 million referring to a tax credit deriving from AUSA goodwill impairment.

Provision for Contingencies - Current and Non-Current

The Company and its subsidiaries are parties in legal and administrative proceedings in various courts and government agencies, as a result of regular business operations, involving tax, labor, and civil matters, among other issues. The Company, based on information from its legal counsels, analysis of the pending lawsuits and labor claims, based on its previous experience in terms of the amounts claimed, set up a provision considered sufficient to cover the estimated losses on the lawsuits in progress.

The table below shows the evolution of the Company’s provisions for contingencies.

Consolidated	Civil	Tax	Labor	Total
Balance on December 31, 2015	149,621	400	92,961	242,982
Reclassification for discontinued operation	(29,982)	(180)	(25,554)	(55,716)
Supplementary provision	49,872	2,965	17,959	70,796
Payments and reversal of unutilized provision	(71,332)	(61)	(23,711)	(95,104)
Balance on December 31, 2016	98,179	3,124	61,655	162,958
Supplementary provision (i)	89,704	-	18,144	107,848
Payments and reversal of unutilized provision (i)	(49,247)	(2,365)	(20,817)	(72,429)
Balance on December 31, 2017	138,636	759	58,982	198,377

Current	96,820	194	19,300	116,314
Non-current	41,816	565	39,682	82,063

(i)   Out of this amount, R$18,171 refers to the recording of provision and payment of adverse judgment in two arbitration proceedings filed by real estate partners who mainly alleged the delay in the conclusion of projects and R$10,000 refers to the recording of provision for arbitration proceeding filed by real estate partner whose main allegation refers to supposed building defects in works built by the Company.

The provision for contingencies related to civil proceedings on December 31, 2017 includes R$24.0 million referring to lawsuits (R$18.3 million in 2015), in which the Company was included as defendant with personal liability for collection of court and out-of-court debts in which the original debtor is a former shareholder of the Company, Cimob Companhia Imobiliária (“Cimob”), or involving other entities of same economic group of Cimob. In these lawsuits, the claimant alleges the Company should answer for Cimob’s debts, according to understanding that the requirements for disregard of Cimob corporate entity to affect the Company would exist (corporate succession, co-mingling of assets and/or the creation of same economic group involving the Company and Cimob Group).

The Company does not agree with the grounds through which it has been included in these lawsuits and is still questioning in court its personal liability for third party company’s debts, as well as the collection amount submitted by claimants. The Company already obtained favorable and unfavorable court decisions related to this issue, reason that it is not possible to estimate a consistent outcome for all lawsuits. The Company also seeks in lawsuit filed against Cimob and its former and current controlling shareholders the recognition that it should not be held liable for Cimob’s debts, as well as the refund of amounts already paid by the Company in lawsuits collecting debts only due by Cimob.

Other accounts payable – Current and Non-current

On December 31, 2017, the balance of other accounts payable came to R$111.5 million, a 36.7% increase over the R$81.4 million on December 31, 2016. This increase is due to higher balance of dissolutions payable in the period of R$35.1 million.

Liabilities over assets from discontinued operation

The balance variation in the period is due to the conclusion of separation between Gafisa and Tenda in May 2017. In 2017, the amount recorded of R$651.8 million refers to liabilities of Tenda discontinued operation, net of consolidation eliminations, which is evidenced in a single item, pursuant to CPC 31 – Non-Current Assets Held for Sale and Discontinued Operation.

Shareholders’ equity

As at December 31, 2017, the Company’s shareholders’ equity balance came to R$759.4 million, compared to R$1.9 billion in 2016. This decrease reflects the conclusion of separation between Gafisa and Tenda in May 2017, and the net income for year, mainly impacted by AUSA goodwill impairment adjustment of R$127.4 million, landbank and units impairment of R$147.3 million and the negative effect of AUSA equity income of R$186.9 million.

Other accounts

Other accounts of the Company’s balance sheet not discussed in this analysis varied in the regular course of the Company’s businesses or are of little relevance in terms of the consolidated total balance sheet.

Balance Sheet for the Fiscal Year Ended December 31, 2016 compared to 2015

Current assets

Cash and Equivalents – Cash and Banks, Marketable Securities

The Company’s cash and cash equivalents on December 31, 2016 totaled R$253.2 million, compared to R$712.3 million on December 31, 2015, a decrease of R$459.1 million, or 64.5%. This decrease is mainly due to the reduced consolidated indebtedness of the Company. Payments of R$1.4 billion were made in 2016, thus allowing a net amortization of debt in the amount of R$651.7 million.

Accounts receivable from development and services provided – Current and Non-Current

The following tables show the client accounts receivable from development and the sale of the Company’s properties, as well as the receivables to be appropriated, and the maturity of the Company’s portfolio:

(in R$ million)	On December 31
Real estate development and sales clients	2016	2015

Current	723	1,395
Non-current	271	407
	994	1,802

(in R$ million)	On December 31
Receivables for appropriation	2016	2015

	525	516

Total receivables	1,519	1,839

Current and non-current amounts expire in the following fiscal years:

Maturity

Overdue	204
2017	544
2018	111
2019	120
2020	45
2021 onwards	15
1,039
( - ) Present value adjustment	(26)
( - ) Allowance for doubtful accounts and cancellations	(19)
994

On December 31, 2016, the balance of clients by real estate development totaled R$993.9 million, compared to R$1.8 billion on December 31, 2015. Such reduction reflects the compliance with CPC 31 – Non-Current Asset Held for Sale and Discontinued Operation, classifying the Tenda segment as asset held for sale.

All the balances of accounts receivable presented herein are adjusted to present value, as required by Technical Pronouncement CPC 12 “Present Value Adjustment.”

Property for Sale – Current and Non-Current

The balance of property for sale was comprised as follows in the periods indicated:

	12/31/2016	12/31/2015

Land bank	823,516	1,443,460
( - ) Provision for loss on realization of land	(43,505)	-
( - ) Provision for goodwill based on inventory surplus	(62,343)	-
( - ) Present value adjustment	(8,781)	(16,771)
Property under construction	509,049	857,619
Cost of property in recognition of provision for cancellations	-	21,764
Finished units	557,426	333,036
( - ) Provision for loss on the realization of properties for sale	(59,663)	(8,491)
	1,715,699	2,630,617

Current	1,122,724	1,880,377
Non-current	592,975	750,240

On December 31, 2016, the balance of properties for sale, both current and non-current, totaled R$1.7 billion, compared to R$2.6 billion on December 31, 2015. At the end of 2016, 36.8% of total inventory was represented by finished units, while units under construction accounted for 43.0% of total inventory. The Company remains focusing on inventory reduction.

Other accounts receivable – Current and Non-Current

The balance of other accounts receivable held by the Company on December 31, 2016 stood at R$108.3 million, 46.8% lower than the balance of same period in 2015, a result of lower volume of escrow deposits.

Intangible assets

On December 31, 2016, the balance of intangible assets reached R$28.2 million, compared to R$51.9 million on December 31, 2015, evidencing the alignment between additions and write-offs/amortization of intangible assets in the year.

Assets from discontinued operations

The amount of R$1,189.0 million is related to Tenda’s discontinued operation assets, net of consolidation elimination items and impairment of R$610.1 million, which is presented in a single line, according to CPC 31 – Non-current Assets Held for Sale and Discontinued Operations.

Liabilities

Loans, Financing and Debentures - Current and Non-Current

The Company’s total level of indebtedness on December 31, 2016 came to R$1.6 billion, a decrease of 23.9% over the balance of R$2.2 billion on December 31, 2015, reflecting the Company’s conservative position concerning its capital discipline, and reduced gross indebtedness.

The table below shows the development of net indebtedness and obligations with investors in the Company:

Total Debt

(in R$ thousand)		Balance in
Transaction Type	Rate	2016	2015
Bank Credit Note – CCB	125% of CDI - 0.59% / 3.00% / 3.95% / 4.25% + CDI - INCC	1,022,038	1,161,707
Housing Finance (SFH)	8.30% to 14.00% + TR 120% and 129% of CDI	164,262	131,128
		1,186,299	1,292,835
Current		669,795	672,365
Non-current		516,505	620,470

Debentures				Consolidated
Program/Issuances	Principal - R$	Annual Compensation	Due Date	2016	2015

7th issue	450,000	TR + 9.8205%	December 2017	302,363	452,568
8th issue/1st issue	-	CDI + 1.95%	October 2015	-	-
8th issue/2nd issue	5,787	IPCA + 7.96%	October 2016	-	8,395
9th issuance	132,026	CDI + 1.90%	July 2018	79,693	130,394
10th issuance	55,000	IPCA + 8.22	January 2020	69,212	64,724
1st issuance (Tenda)	200,000	TR + 9.25%	October 2016	-	201,877
				451,268	857,958

Current				314,139	389,621
Non-current				137,129	468,337

Obligations for property purchases and advances to clients – Current and Non-Current

On December 31, 2016, the Company’s obligations for the purchase of property and client advances totaled R$295.7 million, down 51.5% year-over-year. This variation is mainly due to higher liabilities with development client advances and services.

The following table shows the development of obligations for the purchase of properties and client advances, as well as its distribution between the short and long terms.

Balance of obligations for the acquisition of property and client advances

	12/31/2016	12/31/2015
Current	205,388	361,420
Non-current	90,309	248,514
Total	295,697	609,934

Material and service providers

On December 31, 2016, the balance of payables due to material and service providers came to R$79.1 million, up 38.0% over the balance of R$57.3 million on December 31, 2015. This increased liability is chiefly due to the change in the Company’s payment policy.

Taxes and contributions - Current

The balance of taxes and social contributions (current) on December 31, 2016 totaled R$51.8 million, down 49.2% over the R$102.1 million recorded on December 31, 2015. This decrease derives from higher current results and their acquittance during 2016, with income tax and social contribution previously withheld.

Deferred income tax and social contribution – current and non-current

The balance of deferred income tax and social contribution totaled R$100.4 million on December 31, 2016, up 508.9% over the R$16.5 million recorded on December 31, 2015, impacted by the effect of R$90.3 million refering to a reversal of a tax credit provision previously recorded, which was reversed in view of the significant impact of Tenda’s purchase and sale operation on the net income for the period, thus, not allowing to maintain such amount of deferred tax asset in the Company’s balance sheet.

Provision for Contingencies - Current and Non-Current

The Company and its subsidiaries are parties in legal actions and administrative processes in various courts and with several government bodies, as a result of normal business operations, involving tax, labor, and civil matters, among other issues. The Company, based on information from its legal advisers, analysis of the pending lawsuits and labor claims, based on its previous experience in terms of the amounts claimed, made a provision considered sufficient to cover the estimated losses as a result of the claims being made.

The table below shows the evolvement of the Company’s provisions for contingencies.

Consolidated	Civil	Tax	Labor	Total
Balance on December 31, 2014	157,842	414	81,318	239,574
Supplementary provision (Note 23)	68,976	12,156	37,317	118,449
Payments and reversal of unutilized provision	(77,197)	(12,170)	(25,674)	(115,041)
Balance on December 31, 2015	149,621	400	92,961	242,982
Supplementary provision (Note 23)	68,042	3,009	20,975	92,026
Payments and reversal of unutilized provision	(88,627)	(237)	(38,235)	(127,099)
Operation held for sale	(30,599)	(48)	(14,304)	(44,951)
Balance on December 31, 2016	98,437	3,124	61,397	162,958

Current	53,867	1,369	23,818	79,054
Non-current	44,570	1,755	37,579	83,904

The provision for contingencies related to civil proceedings on December 31, 2016 totaled R$18.3 million (R$42.3 milion in 2015) in which the Company was included as defendant with personal liability for collection of court and out-of-court debts in which the original debtor is a former shareholder of the Company, Cimob Companhia Imobiliária (“Cimob”), or involving other entities of same economic group of Cimob. In these lawsuits, the claimant alleges the Company should answer for Cimob’s debts, according to understanding that the requirements for disregard of Cimob corporate entity to affect the Company would exist (corporate succession, co-mingling of assets and/or the creation of same economic group involving the Company and Cimob Group). This reduction in the provision is related to an unfavorable court decision, which was settled with judicial deposit and with no additional disbursement of cash by the Company

The Company does not agree with the grounds through which it has been included in these lawsuits and is still questioning in court its personal liability for third party company’s debts, as well as the collection amount submitted by claimants. The Company already obtained favorable and unfavorable court decisions related to this issue, reason that it is not possible to estimate a consistent outcome for all lawsuits. The Company also seeks in lawsuit filed against Cimob and its former and current controlling shareholders the recognition that it should not be held liable for Cimob’s debts, as well as the refund of amounts already paid by the Company in lawsuits collecting debts only due by Cimob.

Other accounts payable – Current and Non-current

On December 31, 2016, the balance of other accounts payable came to R$81.4 million, down 58.6% over the R$196.7 million on December 31, 2015. This decrease is due lower volume of provisions and fines for construction work delays, long-term suppliers and obligations with investors.

Liabilities over assets from discontinued operation

The amount of R$651.8 million is related to Tenda’s discontinued operations liabilities, net of consolidation elimination items, which is presented in a single line, according to CPC 31 – Non-current Assets Held for Sale and Discontinued Operations.

Shareholders’ equity

As at December 31, 2016, the Company’s shareholders’ equity balance came to R$1.9 billion, compared to R$3.1 billion in 2015. Such reduction reflects the compliance with CPC 31 – Non-Current Assets Held for Sale and Discontinued Operation, classifying the Tenda segment as asset held for sale.

Other accounts

Other accounts on the Company’s balance sheet not discussed in this analysis varied in the normal course of the Company’s business or are of little importance in terms of the consolidated balance sheet.

Cash Flow for the Fiscal Year Ended December 31, 2017 compared to 2016

	2017	2016	2015
Income Before Taxes on Income and Social Contribution	-971,413	-1,043,812	71,637
Net cash from operating activities	206,861	269,666	104,563
Net cash from investment activities	445,447	162,455	384,664
Net cash from financing activities	-528,604	-456,813	-516,482
Net cash variation/discontinued operations	-124,711	-28,414	0
Increase (decrease) in cash and cash equivalents	-1,007	-53,106	-27,255
Opening balance of cash and cash equivalents	29,534	82,640	109,895
Closing balance of cash and cash equivalentes	28,527	29,534	82,640

Operating activities

In 2017, the net cash verified in operations totaled R$206.9 million, compared to R$269.7 million in 2016. This decrease reflects Gafisa’s lower operating volume and was mainly composed of: (i) higher balance of obligations for purchase of properties and client advances of R$13.1 million; (ii) a R$260.1 million increase in accounts receivable and R$258.5 million in inventory; (iii) a decrease in related party transactions of R$27.5 million; (iv) expenses not affecting cash of R$682.2 million, of which R$263.6 million refers to AUSA goodwill, landbank and units impairment; R$204.8 million refers to equity income expense in the period and R$107.8 million refers to provisions for contingencies; and (v) other less relevant changes in other operational categories.

Investment activities

The net cash verified in investment activities, including the acquisition of assets, equipment and new investments, came to R$445.4 million in 2017 compared to R$162.5 million in 2016. Out of cash generation recorded in 2017, R$219.5 million refers to the receipt of shareholders’ preemptive right exercise for the shares representing 50% of Tenda’s capital stock, R$105.2 million refers to the early receipt of Tenda’s capital refund and R$104.7 million refers to the net redemption of investments in marketable securities, collaterals and credits.

Financing activities

In 2017, the cash burn registered by financing activities totaled R$528.6 million, compared to R$456.8 million in 2016. This cash burn is mainly due to the amortization of loans and financing, net of new releases, totaling R$578.8 million, reiterating the Company’s conservative position in relation to its capital discipline.

Below, the change in cash during the year:

	4Q16	1Q17	2Q17	3Q17	4Q17
Cash and cash equivalents	253,180	236,934	214,572	155,997	147,462
Change in cash and cash equivalents (1)	(102,210)	(16,246)	(22,362)	(58,575)	(8,535)
Total Debt + Obligation with Investors	1,638,804	1,589,312	1,326,977	1,219,273	1,104,898
Change in Total Debt + Obligation with Investors (2)	(214,951)	(49,492)	(262,335)	(107,704)	(114,375)
Other investments	237,109	237,109	237,109	237,109	237,109
Change in other investments (3)	17,654	-	-	-	-
Cash Generation in the Period (1) - (2) + (3)	130,396	33,246	20,463	49,130	669
Final Cash Accumulated Generation	70,044	33,246	53,710	102,840	103,508

Cash Flow for the Fiscal Year Ended December 31, 2016 compared to 2015

 Operating activities

 In 2016, net cash verified in operations totaled R$269,7 million, compared to R$104.6 million in 2015. From the cash generated during the fiscal year, R$137.1 million is related to the cash generated from the discontinued operation of Tenda compared to the cash used of R$85.5 million in 2015 and R$132.6 million is related to the Gafisa segment, compared to R$190.1 million in 2015. This decrease reflects Gafisa segment’s lower operating volume, due to the recessive macroeconomic scenario. The R$132.6 million were mainly composed of: (1) an R$73.6 million decrease in obligations for purchase of land and advances from customers; (2) an R$288.9 million increase in receivables from clients; (3) an increase in related parties transactions of R$100.2 million; (4) R$75.2 million in expenses which did not affect the working capital; and (5) other less relevant variations in other operating categories.

Investment activities

 The net cash verified in investment activities, including the acquisition of assets, equipment and new investments came to R$162.5 million in 2016 compared to R$384.7 million in 2015. From the cash generated during the fiscal year, R$5.0 million is related to the cash generated from the discontinued operation of Tenda compared to the cash used of R$222.3 million in 2015 and R$157.5 million is related to the Gafisa segment, compared to R$162.4 million in 2015. The cash applied in 2016 was mainly related to investments in securities, sureties and credits.

Financing Activities

In 2016, the cash used in financing activities totaled R$456.8 million, compared to R$516.5 million in 2015. From the cash used during the fiscal year, R$135.3 million is related to the cash generated from the discontinued operation of Tenda compared to the cash used of R$176.8 million in 2015 and R$321.5 million is related to the Gafisa segment, compared to R$339.7 million in 2015. This cash burn is mainly due to the amortization of loans and financing, net of new releases, totaling R$365.4 million, reiterating the Company’s conservative position in relation to its capital discipline.

Below is the change in cash during the year:

	4Q15	1Q16	2Q16	3Q16	4Q16
Cash and cash equivalents	478,037	457,154	304,351	355,389	253,180
Change in cash and cash equivalents (1)	-	(20,883)	(152,803)	51,038	(102,210)
Total Debt + Obligation with Investors	1,907,358	1,914,131	1,807,989	1,853,755	1,638,804
Change in Total Debt + Obligation with Investors (2)	-	6,773	(106,142)	45,766	(214,951)
Other investments	210,761	210,761	218,956	219,454	237,109
Change in other investments (3)		-	8,195	498	17,654
Cash Generation in the Period (1) - (2) + (3)		(27,656)	(38,466)	5,770	130,396
Final Cash Accumulated Generation		(27,656)	(66,122)	(60,352)	70,044

10.2.  Operating and Financial and Results

a) the company’s operating results

Description of any significant revenue items

The Company’s revenues come mainly from the development and sale of real estate properties. To a lesser extent, it also earns revenue from providing real estate services, such as construction, technical and real estate management to third parties.

	2017	2016	2015
Development, sale of real estate properties and construction services	671,357	990,613	1,568,566
(Recording) reversal of provision for doubtful accounts and dissolutions	(13,644)	(6,950)	(6,749)
Taxes on sales of properties and services	(48,890)	(67,965)	(118,460)
Total net revenue	608,823	915,698	1,443,357

Fatores que afetaram materialmente os resultados operacionais

In the fiscal year ended December 31, 2015, net operating revenue decreased by 8.7% compared to 2014, due to lower volume of launches in the Gafisa segment.

In the fiscal year ended December 31, 2016, net operating revenue went down 36.6% year-over-year, chiefly due to the following items: (i) lower operating volume; (ii) lower speed of inventory sales, which records the highest contribution to revenues, (iii) higher volume of dissolutions and (iv) result of assets pricing current market conditions.

In the fiscal year ended December 31, 2017, net operating revenue went down 33.5% year-over-year, chiefly due to the following items: (i) net pre-sales mix in the period, with sales focusing on more recent projects, with slower work evolution, and accordingly, lower revenues, (ii) high volume of dissolutions and (iii) pricing adjustments of units sold due to the market conditions.

b) changes in revenue attributable to variations in prices, exchange rates, inflation, changes in volumes or the introduction of new products and services

The Company recognizes revenue from real estate developments according to their construction, based on a financial calculation of project completion and not at the moment that the sale contract is signed.  The main impacts on revenue variations between the 2016, 2015 and 2014 fiscal years are changes in sales volumes and introduction of new products and services of the Company, as well as a detailed review of the Company’s operations and strategy defined in 2011.

The 33.5% decrease in net revenues in 2017, compared to 2016, is chiefly due to: (i) net pre-sales mix in the period, with sales focusing on more recent projects, with slower work evolution, and accordingly, lower revenues, (ii) high volume of dissolutions and (iii) pricing adjustments of units sold due to the market conditions.

The 36.6% decrease in net revenues in 2016 compared to 2015, is chiefly due to: (i) lower operating volume; (ii) lower speed of inventory sales, which records the highest contribution to revenues, (iii) higher volume of dissolutions and (iv) result of assets pricing current market conditions.

The 8.7% decrease in net revenues in 2015 compared to 2014, is due to Gafisa segment’s lower volume of launches in the last years and lower revenue recognition due to the progress of projects for sale from previous periods.

R$’000	2017	2016	2015	2017 vs. 2016	2016 vs. 2015	2015 vs. 2014
Contracted Sales	720,164	810,464	914,796	-11.1%	-11.4%	12,8%
Launches	553,954	920,846	996,316	-39.8%	-7.6%	-8,4%
Net revenue	608,823	915,698	1,443,257	-33.5%	-36.6%	-8,7%

c) impact of inflation, variation in the prices of the company’s main inputs and products, exchange rates and interest rates on the company’s operating and financial results, when relevant

As mentioned in item 5.1 of the Reference Form, the main indexes used in Company’s business plan are the INCC, IGP-M, CDI and TR:

INCC (National Building Cost Index): most of the Company’s costs and its entire revenue portfolio from unfinished projects are adjusted according to this index. Hypothetically, an increase of 1% in the INCC would represent an increase of R$9,818 thousand in the Company's operating income based on the current level of assets linked to this index.

IGP-M (General Market Price Index) and IPCA (Extended Consumer Price Index): the Company’s entire revenue portfolio from finished projects is adjusted according to these indexes. Hypothetically, an increase of 1% in the IGP-M or IPCA would not represent a significant variation in the Company's operating income based on the current level of assets linked to these indexes.

CDI: (Interbank Deposit Certificate): all of the Company’s financial investments and roughly 33.6% of total indebtedness are pegged to the CDI. Hypothetically, an increase of 1% in the CDI would represent a decrease of R$4,333 thousand in the Company's financial results based on the current level of indebtedness linked to this index.

TR (Benchmark Rate): Approximately 66.4% of the Company’s total debt is indexed to the TR. Hypothetically, an increase of 1% in the TR would represent a decrease of R$4,926 thousand in the Company's financial results based on the current level of indebtedness linked to this index.

Exchange rates: the Company does not have any debts or amounts receivable denominated in foreign currency, and none of the Company’s significant costs are denominated in foreign currency.

10.3. Significant Events and Impacts on the Company’s Financial Statements and Results:

a) introduction or disposal of operations

The officers inform that in the fiscal years ended December 31, 2015, 2016 and 2017 there was no introduction or disposal of operating segment so that to cause impacts on the Company’s financial statements and results.

b) establishment, acquisition or disposal of shareholdings

Separation of Gafisa and Tenda into two publicly-held and independent companies

On February 7, 2014, the Company announced preliminary studies for a potential separation of the Gafisa and Tenda business units into two publicly-held and independent companies. The Company assessed that the separation would be the next step within a broad plan of Management aiming at improving and reinforcing the capacity of generating value of both business units.

As per Material Fact released on December 14, 2016, the Company entered into a stock purchase agreement with Jaguar Growth Asset Management, LLC (“Jaguar”), to acquire up to 30% of shares issued by Tenda, at the price of R$8.13 per share, representing, within the context of operation, cash receivable for Gafisa of R$231.7 million, with a total valuation of R$539.0 million for full payment of Tenda’s capital stock.

The completion of referred transaction is subject to certain conditions precedent, amongst them we point out:

(i) Tenda’s capital reduction, without cancelation of shares, with refund to Gafisa, its sole shareholder at that time, of R$100.0 million, adjusted by SELIC interest rate, of which (a) R$50.0 million with payment until December 31,2018; and (b) the balance payable until December 31, 2019, with possibility of anticipation in view of certain financial covenants;

(ii) Gafisa’s capital reduction, with distribution effects to its shareholders of shares corresponding to 50% of Tenda’s capital stock (“Gafisa’s Capital Reduction”); and

(iii) the conclusion of exercise by Gafisa’s shareholders of preemptive right to acquire shares for the price per share referred to in operation, noting that, within this context, Gafisa offered its shareholders, 50% of shares representing Tenda’s capital stock held thereby, and not only the 30% purpose of the offer received from Jaguar, considering its decision of selling these shares, even if in multiple operations (“Preemptive Right”).

The term for creditors opposing to Gafisa’s Capital Reduction ended on April 22, 2017 without any opposition and Gafisa’s Capital Reduction became effective by means of delivery to the Company’s shareholders, as reimbursement of reduced capital, of one common share of Tenda for each one common share of Gafisa held thereby, excluding the treasury shares.

Referring to the Preemptive Right, shareholders acquired 100% of shares destined to the Preemptive Right, not remaining any shares available for Jaguar acquisition. Thus, shares representing 50% of Tenda’s capital stock were delivered to shareholders who exercised the Preemptive Right and the agreement executed with Jaguar was terminated.

Thus, separation operation between Gafisa and Tenda was concluded on May 4, 2017 with the effective delivery of all shares representing Tenda’s capital in the respective processes of Gafisa’s Capital Reduction and the Preemptive Right. On the same date, listing initiated, and Tenda’s shares were accepted for trading at the traditional segment of B3 S.A. – Brazil, Stock Exchange, OTC (current name of BM&FBovespa).

c) exceptional events or operations

There were no exceptional events or operations.

10.4. Significant Changes in the Accounting Practices – Reservations and Emphasis In The Auditor’s Report

a) Significant changes in the accounting practices

There were no significant changes in the accounting practices.

b) Material effects of changes in accounting practices

There was no impact on the Company’s individual and consolidated financial statements.

c) Reservations and emphasis in the auditor’s report

The independent auditors’ report on the financial statements for the fiscal year ended December 31, 2017, 2016 and 2015 contains emphasis related to the fact that the individual and consolidated financial statements were prepared according to the accounting practices adopted in Brazil. The consolidated financial statements prepared according to the IFRS applicable to real estate development entities also consider the Guidance OCPC04 issued by the Brazilian Accounting Standards Committee. This guidance addresses the recognition of revenue from this sector and covers issues related to the meaning and application of the concept of continuous transfer of risks, benefits and sale control of real estate units. The independent auditor’s opinion is not modified due to this matter.

The Company's Management believes that this emphasis paragraph is standardized between audit firms and is aligned with the entities of the real estate industry and regulatory bodies due to the application of the OCPC04 Guidance, in addition to International Financial Reporting Standards (IFRS) and with no additional comments to the emphases in question. The auditors reinforced that their opinion is not modified due to this matter.

The Company's Management does not have any comments on the auditors’ reservations, given there was no reservations in the independent auditors’ report on the preparation of the financial statements for the fiscal years ended on December 31, 2017, 2016 and 2015.

10.5. Critical Accounting Policies of the Company:

The consolidated financial statements are prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Standards Committee (CPC), endorsed by the Brazilian Securities Commission (CVM) and according to the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB)).

Specifically, the consolidated financial statements are in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate entities in Brazil, including Guidance OCPC 04 – Application of Technical Interpretation ICPC 02 to Brazilian real estate entities regarding to the processing of recognition of revenue from this sector and involves matters relating to the application of the concept of continuous transfer of risks, benefits and control in the sale of real estate units.

The officers understand that the preparation of the Company’s individual and consolidated financial statements requires that the Management makes certain judgments and estimates, as well as adopts assumptions that affect the reported values for revenue, expenses, assets and liabilities, and the amount of contingent liabilities, on the base date of the financial statements.

In this regard, the Company’s officers understand that critical accounting policies, those if altered, would cause a relevant accounting change, as described below:

a)   Impairment of assets

Management yearly reviews the assets’ net carrying amount and/or when any specific event occurs, aiming at assessing events or changes in economic, operating or technological circumstances, which may indicate impairment or loss of their recoverable value. If this evidence is identified and, if net carrying amount exceeds the recoverable value, a provision is recorded, adjusting the net carrying amount to the recoverable value. These losses are recorded under net income for the year when identified.

The fair value calculation less costs of sale is based on information available on transactions of similar sale of assets or market prices less additional costs to discard the asset. The value in use calculation is based on the discounted cash flow model.

The cash flows are derived from the budget for the next five years and do not include reorganization activities that the Company has still not committed to, or significant future investment that would improve the asset base of the cash generating unit subject to the test. The recoverable value is sensitive to the discount value used in the discounted cash flow method, as well as the future expected cash receivables and the growth rate used for extrapolation purposes.

b)   Transactions with share-based payments

The Company measures the cost of transactions to be settled with shares with employees based on the fair value of the equity instruments on the date they are granted. For share-based payments settled with cash, the liabilities need to be remeasured at the end of each reporting period until the settlement date, recognizing in results any variation in fair value, which requires a reassessment of the estimates adopted at the end of each reporting period. The estimated fair value of payments made with shares requires the use of a valuation model more suited to the granting of such equity instruments and that depends on the terms and conditions they are offered under.

This also requires the definition of more adequate data for the valuation model, including the useful life of the option, volatility, dividend yield and corresponding assumptions.

c)    Provision for lawsuits

The Company recognizes a provision for ongoing/pending tax, labor and civil cases. The estimate of the probability of loss includes the evaluation of all the evidence available, the legal hierarchy, available jurisprudence, the most recent and pertinent decisions in the courts and their relevance to the ruling in question, as well an opinion from external counsel. The provisions are revised and adjusted to take any changes in circumstances into account, such as the statute of limitations, completion of tax audits or additional exposure identified based on new matters or court rulings. The settlement of transactions involving these estimates may result in amounts different from those estimated due to inaccuracies inherent to their calculation process. The Company reviews the estimates and assumptions, at least, yearly.

There are uncertainties concerning interpretation of complex tax regulations and about the value and time of future tax results. The Company and its subsidiaries are subject, in the normal course of business, to investigations, audits, lawsuits and administrative proceedings in civil, tax and labor matters. Depending on the purpose of investigations, lawsuits or administrative proceedings filed against the Company and its subsidiaries, we may be adversely affected, regardless of respective outcome.

d)   Allowance for doubtful account and cancelled contracts

The Company calculates its allowance for doubtful accounts and cancelled contracts based on assumptions supported by historical data from its current operations and estimates. These asumptions are annually reviewed to evaluate eventual changes in circunstamces and update on historical data.

e)   Warranty provision

Company’s warranty provision, which is recorded to cover expenditures for repairing construction defects covered during the warranty period, is calculated based on the estimate that considers the history of incurred expenditures adjusted by the future expectation. These assumptions are regularly reviewed.

f)    Budgeted Project Costs

The total budgeted costs, mainly comprised of the costs incurred and expected to be complete when the construction work is concluded, are regularly revised during the course of the project and the effect of these revisions is reflected in the Company’s results.

g)   Realization of the deferred income tax

The initial and following analyses of the realization of deferred income tax occur when is it probable that the taxable profit of the next years will be available for offsetting the deferred tax asset based on results projections prepared and based on internal assumptions and future economic scenarios that enable their total or partial use, if full credit is recorded.

10.6. significant items not evidenced in the company’s financial statements:

a) assets and liabilities held by the Company, directly or indirectly, that do not appear on the balance sheet

The Company does not have any material assets or liabilities that are not reflected in this Form and in the Company’s financial statements and the notes thereto.

b) other items not evidenced in the financial statements

The Company does not have any other items not evidenced in its financial statements.

10.7. Comments on items not evidenced in the financial statements:

a) how such items altered or could alter the revenue, expenses, operating results, net financial expenses or other items in the Company’s financial statements

As explained in item 10.7 above, there is no item not evidenced in the financial statements.

b) nature and purpose of the operation

As explained in item 10.7 above, there is no item not evidenced in the financial statements.

c) nature and amount of obligations assumed and rights generated for the company as a result of the operation

As explained in item 10.7 above, there is no item not evidenced in the financial statements.

10.8. business plan:

      i.        quantitative and qualitative description of investments that are in course or are foreseen

Net cash for 2016, generated in investing activities, including the acquisition of goods, equipment and new investments totaled R$157.5 million, mainly due to net investments in securities of R$193.4 million and investments in goods and equipment totaling R$35.8 million.

Net cash for 2015, generated in investing activities, including the acquisition of goods, equipment and new investments amounted to R$162.4 million, mainly due to net investments in securities of R$197.4 million and investments in goods and equipment in the amount of R$34.3 million.

Net cash for 2014, generated in investing activities, including the acquisition of goods, equipment and new investments amounted to R$708.58 million, mainly due to net redemption of securities of R$709.44 million.

The Company’s disbursements in 2016 were mainly related to investments in goods, sales stands, software and improvements, totaling R$35.8 million versus R$34.3 million in 2015.

The Company's disbursements in 2015 were mainly related to investments in goods, sales stands, software, and improvements, totaling R$34.3 million versus R$70.53 million in 2014.

     ii.        Sources of investment financing

The Company relies on proceeds from the sale of treasury shares, the abovementioned funding of corporate debts, debentures issues and lines of credit from the SFH (National Housing Finance System).

    iii.        significant divestments that are in course or are foreseen

No significant divestments are in course or foreseen.

b) previously disclosed acquisitions of plant, equipment, patents or other assets that can materially affect the Company’s production capacity

There have been no acquisitions of plant, equipment, patents or other assets that can materially affect the Company’s production capacity.

c) new products and services

There are no new products or services.

10.5. Plano de Negócios:

a) investimentos (inclusive descrição quantitativa e qualitativa dos investimentos em andamento e dos investimentos previstos, fontes de financiamento dos investimentos e desinvestimentos relevantes em andamento e desinvestimentos previstos)

      i.        quantitative and qualitative description of investments that are in course or are foreseen

The Company’s disbursements in 2017 were mainly related to investments in goods, sales stands, software and improvements totaling R$20.5 million versus R$35.8 million in 2016.

The Company’s disbursements in 2016 were mainly related to investments in goods, sales stands, software and improvements, totaling R$35.8 million versus R$34.3 million in 2015.

The Company's disbursements in 2015 were mainly related to investments in goods, sales stands, software, and improvements, totaling R$34.3 million versus R$70.53 million in 2014.

     ii.        Sources of investment financing

The Company relies on proceeds from the sale of treasury shares, the abovementioned funding of corporate debts, debentures issues and lines of credit from the SFH (National Housing Finance System).

    iii.        significant divestments that are in course or are foreseen

No significant divestments are in course or foreseen.

b) previously disclosed acquisitions of plant, equipment, patents or other assets that can materially affect the Company’s production capacity

There have been no acquisitions of plant, equipment, patents or other assets that can materially affect the Company’s production capacity.

c) new products and services

There are no new products or services.

10.9. Other factors with relevant influence:

All relevant information referring to this topic has been disclosed in the items above

APPENDIX II

(as per Appendix 24, items 12.6 and 12.9 of CVM Instruction No. 480 of December 17, 2009)

12.5./6.  Composition and professional experience of candidates to the Board of Directors appointed by the Company’s Management:

Name	Birth Date	Management Body	Date of election	Term of office	Nº of consecutive terms of office
CPF	Profession	Position held	Date of investiture	Elected by controlling shareholder	Percentage of attendance at meetings
Other positions and duties performed at the issuer		Independent Member	Description of another position/title
Odair Garcia Senra	12/05/1946	Board of Directors	Proposal to be elected at the Annual General Meeting of April 28, 2017	If elected, until 2020 Annual General Meeting	4 (if elected, this new term of office will be the 5th consecutive)
380.915.938-72	Civil Engineer	Chairman of the Board of Directors	04/27/2018	No	100%
Member of the Audit Committee		Yes
Carlos Tonanni	12/29/1971	Board of Directors	Proposal to be elected at the Annual General Meeting of April 28, 2017	If elected, until 2020 Annual General Meeting	0 (if elected, this new term of office will be the 1st consecutive)
153.059.748-01	Business administrator	Sitting member of the Board of Directors	04/27/2018	No	0%
No other positions or titles held at the Company		Yes
Francisco Vidal Luna	07/11/1946	Board of Directors	Proposal to be elected at the Annual General Meeting of April 28, 2017	If elected, until 2020 Annual General Meeting	2 (if elected, this new term of office will be the 3rd consecutive)
031.950.828-53	Economist	Sitting member of the Board of Directors	04/27/2018	No	100%
President of the Audit Committee		Yes
Edward Ruiz	04/10/1950	Board of Directors	Proposal to be elected at the Annual General Meeting of April 28, 2017	If elected, until 2020 Annual General Meeting	0 (if elected, this new term of office will be the 1st consecutive)
052.399.217-33	Business administrator	Sitting member of the Board of Directors	04/27/2018	No	0%
No other positions or titles held at the Company		Yes
Tomás Rocha Awad	01/18/1971	Board of Directors	Proposal to be elected at the Annual General Meeting of April 28, 2017	If elected, until 2020 Annual General Meeting	0 (if elected, this new term of office will be the 1st consecutive)
145.527.458-59	Business administrator	Sitting member of the Board of Directors	04/27/2018	No	0%
No other positions or titles held at the Company		Yes
Eric Alexandre Alencar	10/02/1978	Board of Directors	Proposal to be elected at the Annual General Meeting of April 28, 2017	If elected, until 2020 Annual General Meeting	0 (if elected, this new term of office will be the 1st consecutive)
285.232.758-94	Robotics Engineer	Sitting member of the Board of Directors	04/27/2018	No	0%
No other positions or titles held at the Company		Yes	Yes
Rodolpho Amboss	05/10/1963	Board of Directors	Proposal to be elected at the Annual General Meeting of April 28, 2017	If elected, until 2020 Annual General Meeting	3 (if elected, this new term of office will be the 4th consecutive)
742.664.117-15	Civil Engineer	Sitting member of the Board of Directors	04/27/2018	No	100%
Membro do Comitê de Remuneração e do Comitê de Nomeação e Governança Corporativa		Yes

Name	CPF
Professional Experience/ Declaration of Any Conviction / Independence Criteria

Odair Garcia Senra	380.915.938-72

Professional Experience: Joined Gomes de Almeida Fernandes as an engineering trainee, having also served as Project Engineer, Project General Manager, Construction Director, Development Director, Corporate Relations Director and is currently the Chairman of the Board of Directors. Currently holds the following positions: (i) Member of the Board of Directors of Alphaville Urbanismo S.A., a company whose main activity is the construction and development of urban lots, with the Company holding 30% of the capital of Alphaville Urbanismo S.A.; (ii) Director at SECOVI SP – Union for Companies that Buy, Sell, Rent and Manage Residential and Commercial Buildings in São Paulo; (iii) Vice President at SINDUSCON SP – Union for the Civil Construction Industry in the State of São Paulo; (iv) Representing Member of SINDUSCON SP on the Board of Directors of the Technology Institute of Mauá; (v) Member of the Advisory Board of FIABCI/Brasil – International Real Estate Federation; and (vii) Director at BRIO Investimentos Imobiliários S.A., a fund manager of investments in real estate.

Within the past 5 years also served as: (i) Operational Director of Construtora Tenda S.A.; (ii) Member of the Board of Directors of São Carlos Empreendimentos e Participações S.A., an asset management company in commercial real estate; and (iii) Representing Member of SINDUSCON SP in the Technical Chamber of Urban Legislation for the Municipality of São Paulo (CTLU)

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s securities or compose its economic group, except for Alphaville Urbanismo S.A.

Declaration of Any Conviction: Mr. Odair Garcia Senra, sitting member of Board of Directors candidate in the general meeting to be held on April 27,2018, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the Novo Mercado Regulations, and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets.

Carlos Tonanni	153.059.748-01

Professional Experience: Currently holds the following positions: (i) Partner responsible for high-end real estate developments of Three Desenvolvimento Imobiliário; e (ii) Partner and Portfolio Manager of Brado Capital Gestão de Recursos.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s securities or compose its economic group.

Declaration of Any Conviction: Mr. Carlos Tonanni, sitting member of Board of Directors candidate in the general meeting to be held on April 27,2018, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the Novo Mercado Regulations, and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets.

Francisco Vidal Luna	031.950.828-53

Professional Experience: Currently holds the following positions: (i) Member of the Board of Directors and Audit Committee of Sabesp – Basic Sanitation Company of the State of São Paulo, a mixed-company providing water and basic sanitation services; (ii) Member of the Board of Directors and Audit Committee of Desenvolve São Paulo, an entity engaging in banking activities; (iii) Member of the Advisory Board of the Football Museum; (iv) Member of the Advisory Board of the Portuguese Language Museum; (v) Member of the Economics High Council of FIESP – Industrial Federation of the State of São Paulo; (vi) Member of the Advisory Board of the Medicine Faculty Foundation - FFM; (vii) Member of the Board of Trustees of FIPE – Economic Surveys Institute Foundation; (viii) Member of the Economics Council and Political & Social Council of the Commercial Association of São Paulo (ix) Member of the Board of Directors and President of the Audit Committee of Gafisa; and (x) Member of Advisory Board of Fundação Osesp.

Within the past 5 years also served as: (i) Chairman of the Board of Directors for all of the companies controlled by the Municipality of São Paulo: SP Urbanismo, SP Obras, SP Tur, SP Trans, CET Cia de Engenharia do Trânsito, Prodam – Tecnologia de Informação e Comunicação and Cia Metropolitana de Habitação de São Paulo; (ii) Member and Chairman of the Board of Directors of the Afro Brazil Museum;  (iii) Member of the Board of Directors of Construtora Tenda S.A., a publicly-held company whose main activity is the construction and development of real estate ventures; (iv) Chairman and Member of the Board of Directors of the Football Museum; (v) Chairman and Member of the Board of Directors of the Portuguese Language Museum; e (vi) Member of the Board of Trustees of the Padre Anchieta Foundation – TV Cultura.

Also held the following supervisory positions in publicly-traded companies: (i) Member of the Board of Directors of the National Bank for Economic Development – BNDES; (ii) Member of the Board of Directors of Banco Nossa Caixa Desenvolvimento, a company operating in the banking sector; (iii) Member of the Board of Directors of Cesp – Cia Energética de São Paulo, a company whose main activity is in the energy sector; and (iv) President, Vice President, Partner and Member of the Board of Directors of Banco InterAmerican Express (formerly Banco SRL);  (v) Member of the Board of Directors of SPDA – São Paulo Company for the Development & Mobilization of Assets; (vi) Chairman of the Board of Directors of the SEADE Foundation – State System for Data Analysis; (vii) Chairman of the Board of Directors of the Faria Lima Foundation – CEPAM; e (viii) Member of the Board of Officers of Banco Tokyo-Mitsubishi UFJ do Brasil, a company operating in the banking sector.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s securities or compose its economic group.

Declaration of Any Conviction: Mr. Francisco Vidal Luna, sitting member of Board of Directors candidate in the general meeting to be held on April 27,2018, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the Novo Mercado Regulations, and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets.

Edward Ruiz	052.399.217-33

Professional Experience: Currently holds the following positions: (i) Member of the Board of Directors, Finance and Audit Committee of Nexa Resources S.A., (ii) alternate member of the Board of Directors and Member of the Audit Committee of Votorantim Cimentos; (iii) Independent Member of the Risk, Audit and Finance Committee of Arezzo; (iv) Member of Audit Committee of Impar Serviços Hospitalares; and (v) Member of the Audit Committee of Iochpe-Maxion.

Within the past 5 years also served as: (i) Chairman of the Board of Trafti Logística, (ii) Member of the Board of Directors of NZ Brasil Produção Animal Ltda; and (iii) Member and Fiscal Council of AES Tiete Energia.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s securities or compose its economic group.

Declaration of Any Conviction: Mr. Edward Ruiz, sitting member of Board of Directors candidate in the general meeting to be held on April 27,2018, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the Novo Mercado Regulations, and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets.

Tomás Rocha Awad	145.527.458-59

Experiência Profissional: Currently holds the position of Partner and Portfolio Manager of 3R Investimentos. Within the past 10 years also served as Partner of LANDIX Real Estate Investments.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s securities or compose its economic group.

Declaration of Any Conviction: Mr. Tomás Rocha Awad, sitting member of Board of Directors candidate in the general meeting to be held on April 27,2018, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the Novo Mercado Regulations, and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets.

Eric Alexandre Alencar	285.232.758-94

Professional Experience: Currently holds the position of CFO, New Business and Shared Services Director of Grupo Oncoclinicas. Within the past 5 years also served as: CFO and IRO of Cyrela Brazil Realty.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s securities or compose its economic group.

Declaration of Any Conviction: Mr. Eric Alexandre Alencar, sitting member of Board of Directors candidate in the general meeting to be held on April 27,2018, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the Novo Mercado Regulations, and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets.

Rodolpho Amboss	742.664.117-15

Professional Experience: Currently holds the following positions: (i) Founding Partner and President of Silverpeak Real Estate Partners L.P., an investment fund manager focused on real estate; (ii) Member of the Company’s Board of Directors and Corporate Governance and Remuneration Committe, where he also worked during the period from 1984 to 1995; (iii) Member of the Board of Directors and the Remuneration, Nomination and Corpororate Governance Committee of Construtora Tenda S.A., a publicly-held company whose main activity is the construction and development of real estate ventures, which is a wholly-owned subsidiary of the Company; and (iv) Member of the Board of Directors of BR Malls Paticipações S.A., a publicly-held company whose main activity is acquisition, lease, administration and incorporation of shopping centers.

 Within the past 5 years also served as: (i) Member of the Board of Directors of BR Properties S.A., a company focused on the acquisition, lease, administration and development of offices, industrial warehouses and large retail stores; and (ii) Member of the Supervisory Board of Robyg S.A., a company listed on the Warsaw Stock Exchange focused on the development and sale of residential properties in Poland.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s securities or compose its economic group.

Declaration of Any Conviction: Mr. Rodolpho Amboss, sitting member of Board of Directors candidate in the general meeting to be held on April 27,2018, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the Novo Mercado Regulations, and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets.

12.7. /12.8. COMPOSITION OF STATUTORY COMMITTEES AND AUDIT, FINANCIAL AND COMPENSATION COMMITTEES:

Name	Committee	Function	Profession	Date of election	Term of office	% of Attendance at meetings
CPF	Other Committees	Other Functions	Birth Date	Date of investiture	Nº of consecutive terms of office
Other positions and duties performed at the issuer
Professional Experience/ Declaration of Any Conviction / Independence Criteria
AUDIT COMMITTEE
Odair Garcia Senra	Audit Committee	Member	Civil Engineer	09/15/2016	05/04/2018	100,00%
380.915.938-72			12/05/1946	09/15/2016	1
Chairman and Independent Member of the Board of Directors
For the description of professional experience, declaration of any conviction and independence criteria, see information in item 12.5/6 above
Francisco Vidal Luna	Audit Committee	President	Economist	05/05/2016	05/04/2018	91,00%
031.950.828-53			07/11/1946	05/05/2016	2
Independent Member of the Board of Directors
For the description of professional experience, declaration of any conviction and independence criteria, see information in item 12.5/6 above
REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE
Rodolpho Amboss	Other Committees	Member	Civil Engineer	05/05/2016	05/04/2018	100,00%
742.664.117-15	Remuneration and Corporate Governance Committee		05/10/1963	05/05/2016	3
Independent Member of the Board of Directors
For the description of professional experience, declaration of any conviction and independence criteria, see information in item 12.5/6 above

12.9. EXISTENCE OF MARITAL RELATIONSHIP, COMMON-LAW MARRIAGE OR KINSHIP UP TO SECOND DEGREE RELATED TO MANAGEMENT OF THE ISSUER, SUBSIDIARIES AND CONTROLLING SHAREHOLDERS:

Justification for not completing the chart:

Not applicable since there is no marital relationship, common-law marriage or kinship up second degree between Management of the Company or its direct or indirect subsidiaries.

In addition, the Company’s Code of Ethics does not allow hiring 1st degree employees’ family members (father, mother, siblings, and children), spouse, cousins, uncles and nephews to work for the Company or at its direct or indirect subsidiaries.

The common-law marriage between the Company’s employees or its direct or indirect subsidiaries is also not allowed.

Referring to direct or indirect controlling shareholders, not applicable, since the Company has widely held stock and there are no controlling shareholders.

12.10. SUBORDINATION RELATIONS, SERVICES RENDERING OR CONTROL BETWEEN MANAGEMENT AND SUBSIDIARIES, CONTROLLING SHAREHOLDERS AND OTHERS:

Justification for not completing the chart:

Not applicable, since there are no subordination relations or controls between Management and subsidiaries, no controlling shareholders, as this is a diffuse capital company.

Referring to services rendering, the Company’s Code of Ethics forbids any services relations between the Company’s suppliers, customers, debtors or creditors with its managers, employees and 1st degree employees’ family members (father, mother, siblings, children), spouse, cousins, uncles and nephews. The Company also forbids engaging companies or consulting firms owned by former employees who left the Company less than one year.

In addition, the Audit Committee is in charge of setting forth the guidelines for the Company to hire employees or former employees of the independent auditor.

APPENDIX III

(As per Appendix 24, item 13 of CVM Instruction no. 480 of December 17, 2009)

13.1. DESCRIPTION OF THE COMPENSATION PRACTICE OR POLICY, INCLUDING THE NON-STATUTORY EXECUTIVE OFFICERS:

a. objectives of the remuneration policy or practice, informing if the remuneration policy has been formally approved and local can be consulted:

The compensation policy of the Company for its managers, including members of the Board of Directors, statutory and non-statutory officers, members of the Fiscal Council, in line with the best corporate governance practices, aims to attract and retain the best professionals in the market. Compensation is established based on market research and directly aligns the interests of the executives in question and those of the Company's shareholders.

In the case of officers, the existence of a variable short-term and long-term incentives (the later in the form of grant of stock option plans) practice permits the sharing of the Company's risks and results with its main executives, being characteristic of a transparent policy and aimed at achieving long-lasting results and the perpetuity of the Company.

Our policy is structured by the Board of Executive Officers and by the Remuneration and Governance Committee, and is subsequently endorsed by the Board of Directors, although it is not formalized in a specific document disclosed by the Company.

b. breakdown of compensation, indicating:

(i)         description of compensation elements and the objectives of each one

a) Board of Directors

The members of the Board of Directors are entitled to a fixed compensation, which is established in accordance with market criteria and aims to attract professionals who contribute effectively to the results of the company.

b) Executive Board

The members of the statutory and non-Statutory Executive Officers are entitled to fixed and variable short-term compensation, and long-term incentive tranche, in the form of a stock option plan and phantom shares, based on the Company shares. The amounts paid in fixed compensation are close to the median market standards. The variable portion has significant representation in the total compensation, which means that the officers share risks and results with the Company, so providing a greater alignment of interests between executives and shareholders.

The objective of the short-term variable compensation is to reward the results achieved for the year if the targets stipulated for the period were reached. By the same token, long-term incentives, based on stock options and phantom shares, aims at providing reward for results achieved over a longer period (generally more than 2 years. This policy aims to align the interests of the executives with those of the shareholders.

In addition to fixed and variable compensation, the Company offers its directors health plan benefits and life insurance, which are established in accordance with market standard.

It is important to emphasize that the Company has a Compensation Committee that analyses the strategy for fixed and variable compensation to be adopted, the models for granting of stock option models and the recommendations of corresponding beneficiaries of the plan, for subsequent approval by the Board of Directors.

c) Fiscal Council

The members of the Fiscal Council, in addition to mandatory reimbursement for necessary travel and lodging expenses as a result of their function, are entitled only to a fixed compensation based on the legal minimum.

d) Committees

All the members of the Company's Committees are managers or employees, and do not receive specific compensation for the fact that they participate on the Committees.

(ii)        in relation to the last 3 fiscal years, which is the proportion of each element in total compensation

In the case of the Fiscal Council and the Board of Directors, fixed compensation corresponds to 100% of the total compensation, as previously mentioned – both the assumption and realized.

In the case of the Statutory Executive Officers, fixed compensation, in assumption, corresponds to approximately 30% of the total compensation on average. Regarding the tranche referring to variable incentives, the stock option plans and phantom shares (long-term) represent approximately 50%, while the part referring to the bonuses (short-term) represents approximately the other 50% – in this case, for both the statutory and the non-Statutory Executive Officers.

The variable incentives percentages may be modified due to changes in the results presented by the Company in the period, given the component of shared risks and results inherent in the variable compensation amount. Referring to realized and according to the tables presented below, the percentages assessed were, in 2015, fixed 40% and variable 60% (short-term bonus, accounting for 26% of variable amount), in 2015, fixed 40% and variable 60% (short-term bonus accounting for 34% of variable amount), in 2016, fixed 43% and variable 57% (short-term bonus accounting for 38% of variable amount), and, in 2017, fixed 57% and variable 43% (long-term bonus accounting for 100% of variable amount, given that there was no short-term bonus this year). Remind that the amounts reported for long-term incentives represent accounting costs assessed and not effective gains deriving from these programs.

(iii)        methodology for the calculation and readjustment of each of the compensation elements

The amount of compensation paid by the Company to its managers and employees are periodically compared with those in the market, based on research carried out by external specialist consultants, so that they can measure their competitiveness and evaluate the possible need to carry out any adjustments to some of the components. The researches involve all positions in the Company’s structure and include companies that can or cannot be from the same segment and that have all or some of the following characteristics: similar presence as the Company, publicly-held company, national capital, high level of corporate governance and good practices of compensation and human resources.

(iv)       reasons which justify the compensation breakdown

The Company adopts a compensation breakdown model, which concentrates a significant tranche of the total compensation into variable components (both short and long-term), which is part of its policy of sharing risks and results with its main executives.

(v)        existence of non-remunerated members and reasons for this fact

There are no non-remunerated members at the Board of Directors, at the Statutory Executive Board and at the Fiscal Council.

c. main performance indicators that are taken into consideration in the calculation of each compensation element :

For calculation of all the compensation items, the performance of the employee and his individual targets are taken into consideration, in accordance to what was achieved in comparison to the proposition and agreed for the year. Variable compensation is directly linked to the indicators contained in the Company's Scorecard, which is approved by the Board of Directors and which contains defined targets for the period, such as for example cash flow, EBITDA and sales volume, among others.

d. how compensation is structured to reflect the improvement in performance indicators:

Any changes to the compensation items is directly linked to the performance of the individual and that of the Company and the reaching of targets in the period in question, while salary increases, the variation in salary multiples received in the form of bonuses and the quantity of options and phantom shares granted under the option plan are all directly linked to the performance demonstrated in the assessed period.

e. how compensation policy or practice is aligned with the short, medium and long-term interests of the Company:

The practice adopted by the Company with regard to the various components of the total compensation is directly aligned to the short, medium and long-term interests of the Company. Fixed compensation reflects compensation in line with market practices and, as the cycle in the segment is medium and long term, the Company believes that a significant portion of compensation and variable incentives should be remitted to these periods, fully in line with the Company performance monitoring and, therefore, reaffirming the sharing of risk and results between executives and the Company.

f. Existence of compensation supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders:

There is no compensation supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders of the company.

g. Existence of any compensation or benefit linked to the occurrence of any particular corporate event, such as the sale of control of the Company:

There is no compensation or benefit linked to the occurrence of any particular corporate event, such as the sale of control of the Company.

13.2. Total compensation of the Board of Directors, the Statutory Executive Board and the Fiscal Council:

Total compensation estimated for the fiscal year to end on December 31, 2018 – Annual Amounts
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total No. of Members	7.00	6.00	0	13.00
No. of Compensated Members	7.00	6.00	0	13.00
Fixed Annual Compensation
-Salary or Pro Labore	1,862,356.00	4,425,975.00	N/A	6,288,331.00
-Direct and indirect benefits	NA	253,200.00	N/A	253,200.00
-Attendance at committees	NA	NA	N/A	NA
-Other	372,471.20	885,195.00	N/A	1,257,666.20
Description of other fixed compensations	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	N/A
Variable Compensation
-Bonus	NA	5,343,975.00	N/A	5,343,975.00
-Profit Sharing	NA	NA	N/A	NA
-Attendance at meetings	NA	NA	N/A	NA
-Commissions	NA	NA	N/A	NA
-Other	NA	NA	N/A	NA
Post-employment	NA	NA	N/A	NA
Termination of office	NA	NA	N/A	NA
Share-based compensation	NA	10,455,699.26	N/A	10,455,699.26
Notes

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors.

4. Note: the total volume referred in this management compensation proposal is the sum of the amounts of the Board of Directors and the Statutory Board of Executive Officers (R$23,598,871.46).

1.No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Share-based compensation: the amounts reported as share-based compensation started to reflect the total potential book cost of the grant still to be approved in 2016 referring to the Statutory Executive Officers, to be recorded during grace period (3 years) according to the Monte Carlo (Traditional Stock Options and Phantom Shares Programs) pricing model.

4. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Statutory Executive Officers.
5. Note: the total volume referred in this management compensation proposal is the sum of the amounts of the Board of Directors and the Statutory Board of Executive Officers (R$23,598,871.46).

Total Compensation	2,234,827.20	21,364,044.26	0,00	23,598,871.46

Total compensation for the fiscal year to end on December 31, 2017 – Annual Amounts
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total No. of Members	7,00	5,17	3,00	15,17
No. of Compensated Members	7,00	5,17	3,00	15,17
Fixed Annual Compensation
-Salary or Pro Labore	1,693,044.00	3,460,390.81	202,500.00	5,355,934.81
-Direct and indirect benefits	NA	203,387.15	NA	203,387.15
-Attendance at committees	NA	NA	NA	NA
-Other	338,608.80	692,078.16	40,500.00	1,071,186.96
Description of other fixed compensations	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	N/A
Variable Compensation
-Bonus	NA	0	NA	0
-Profit Sharing	NA	NA	NA	NA
-Attendance at meetings	NA	NA	NA	NA
-Commissions	NA	NA	NA	NA
-Other	NA	NA	NA	NA
Post-employment	NA	NA	NA	NA
Termination of office	NA	NA	NA	NA
Share-based compensation	NA	3,317,144.72	NA	3,317,144.72
Notes

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors.

4. Note: the total volume referred in this table is the sum of the amounts of the Board of Directors and the Statutory Board of Executive Officers (R$9,704,653.64) and, separately, the Fiscal Council compensation (R$243,000.00).

1.No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Share-based compensation: the amounts reported as share-based compensation started to reflect the total potential book cost of the grant still to be approved in 2016 referring to the Statutory Executive Officers, to be recorded during grace period (3 years) according to the Monte Carlo (Traditional Stock Options and Phantom Shares Programs) pricing model.

4. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Statutory Executive Officers.
5. Note: the total volume referred in this table is the sum of the amounts of the Board of Directors and the Statutory Board of Executive Officers (R$9,704,653.64) and, separately, the Fiscal Council compensation (R$243,000.00).

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3.Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Fiscal Council.

4. Note: the total volume referred in this table is the sum of the amounts of the Board of Directors and the Statutory Board of Executive Officers (R$9,704,653.64) and, separately, the Fiscal Council compensation (R$243,000.00).

Total Compensation	2,031,652.80	7,673,000.84	243,000.00	9,947,653.64

Total Compensation for the Fiscal Year as at December 31, 2016 – Annual Amounts
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total No. of Members	7.00	5.00	3.00	15.00
No. of Compensated Members	7.00	5.00	3.00	15.00
Fixed Annual Compensation
-Salary or Pro Labore	1,681,665.95	3,575,000.00	196,716.75	5,453,382.70
-Direct and indirect benefits	NA	345,051.00	NA	345,051.00
-Attendance at committees	NA	NA	NA	NA
-Other	297,323.59	715,000.00	39,343.35	1,051,666.94
Description of other fixed compensations	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	Payment of INSS (National Institute of Social Security) contribution (employer’s lien	Payment of INSS (National Institute of Social Security) contribution (employer’s lien
Variable Compensation
-Bonus	NA	1,064,000.00	NA	1,064,000.00
-Profit Sharing	NA	NA	NA	NA
-Attendance at meetings	NA	NA	NA	NA
-Commissions	NA	NA	NA	NA
-Other	NA	NA	NA	NA
Description of other variable compensation
Post-employment	NA	NA	NA	NA
Termination of office	NA	NA	NA	NA
Share-based compensation	NA	3,785,199.07	NA	3,785,199.07
Notes

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors.

1.No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Share-based compensation: the amounts reported as share-based compensation started to reflect the total cost of the grant to the Statutory Executive Officers, recorded during grace period (3 years) according to the Monte Carlo (Traditional Stock Options and Phantom Shares Programs) pricing model.

4. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Statutory Executive Officers.
5. The bonus amount (short-term variable compensation) is still under verification).

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3.Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Fiscal Council.

Total Compensation	1,978,989.54	9,484,250.07	236,060.10	11,699,299.71

Total Compensation for the Fiscal Year as at December 31, 2015 – Annual Amounts
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total No. of Members	7.00	5.00	3.00	15.00
No. of Compensated Members	7.00	5.00	3.00	15.00
Fixed Annual Compensation
-Salary or Pro Labore	1,693,044.00	3,575,000.00	198,000.00	5,466,044.00
-Direct and indirect benefits	NA	391,545.60	NA	391,545.60
-Attendance at committees	NA	NA	NA	NA
-Other	338,608.80	715,000.00	39,600.00	1,093,208.80
Description of other fixed compensations	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	Payment of INSS (National Institute of Social Security) contribution (employer’s lien	Payment of INSS (National Institute of Social Security) contribution (employer’s lien
Variable Compensation
-Bonus	NA	2,246,700.00	NA	2,246,700.00
-Profit Sharing	NA	NA	NA	NA
-Attendance at meetings	NA	NA	NA	NA
-Commissions	NA	NA	NA	NA
-Other	NA	NA	NA	NA
Description of other variable compensation
Post-employment	NA	NA	NA	NA
Termination of office	NA	NA	NA	NA
Share-based compensation	NA	4,428,112.65	NA	4,428,112.65
Notes

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors.

1.No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Share-based compensation: the amounts reported as share-based compensation started to reflect the total book cost of the grant in 2015 to the Statutory Executive Officers, to be recorded during grace period (3 years) according to the Monte Carlo (Traditional Stock Options and Phantom Shares Programs) pricing model.

4. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Statutory Executive Officers.

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3.Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Fiscal Council.

Total Compensation	2,031,652.80	11,354,944.65	237,600.00	13,625,611.05

13.3. Variable compensation of the Board of Directors, the Statutory Executive Officers and the Fiscal council:

Year 2018 – Estimated	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Officers
Total No. of Members (2)	7.00	6.00	13.00
No. of Compensated Members (2)	7.00	6.00	13.00
Bonus
Minimum amount estimated in the compensation plan	N/A	0	0
Maximum amount estimated in the compensation plan	N/A	6,411,848.63	6,411,848.63
Estimated Amount in the Compensation Plan, if targets are met	N/A	5,343,975.00	5,343,975.00
Amount Effectively Recognized in Income	N/A	N/A	N/A
Profit Sharing
Minimum amount estimated in the compensation plan	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A
Estimated Amount in the Compensation Plan, if targets are met	N/A	N/A	N/A
Amount Effectively Recognized in Income	N/A	N/A	N/A

Note:

1. The Board of Directors and Fiscal Council are not eligible to short-term variable compensation

2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis

Year 2017	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Officers	Total
Total No. of Members (2)	7.00	3.00	5.17	15.17
No. of Compensated Members (2)	7.00	3.00	5.17	15.17
Bonus
Minimum amount estimated in the compensation plan	N/A	N/A	0	0
Maximum amount estimated in the compensation plan	N/A	N/A	7,014,625.00	7,014,625.00
Estimated Amount in the Compensation Plan, if targets are met	N/A	N/A	5,855,000.00	5,855,000.00
Amount Effectively Recognized in Income	N/A	N/A	0	0
Profit Sharing
Minimum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Estimated Amount in the Compensation Plan, if targets are met	N/A	N/A	N/A	N/A
Amount Effectively Recognized in Income	N/A	N/A	N/A	N/A

Note:

1. The Board of Directors and Fiscal Council are not eligible to short-term variable compensation

2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis

Year 2016	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Officers	Total
Total No. of Members (2)	7.00	3.00	5.00	15.00
No. of Compensated Members (2)	7.00	3.00	5.00	15.00
Bonus
Minimum amount estimated in the compensation plan	N/A	N/A	0	0
Maximum amount estimated in the compensation plan	N/A	N/A	6,581,250.00	6,581,250.00
Estimated Amount in the Compensation Plan, if targets are met	N/A	N/A	5,265,000.00	5,265,000.00
Amount Effectively Recognized in Income	N/A	N/A	1,064,000.00	1,064,000.00
Profit Sharing
Minimum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Estimated Amount in the Compensation Plan, if targets are met	N/A	N/A	N/A	N/A
Amount Effectively Recognized in Income	N/A	N/A	N/A	N/A

Note:

1. The Board of Directors and Fiscal Council are not eligible to short-term variable compensation

2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis

Year 2015	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Officers	Total
Total No. of Members (2)	7.00	3.00	5.00	15.00
No. of Compensated Members (2)	7.00	3.00	5.00	15.00
Bonus
Minimum amount estimated in the compensation plan	N/A	N/A	0	0
Maximum amount estimated in the compensation plan	N/A	N/A	5,687,500.00	5,687,500.00
Estimated Amount in the Compensation Plan, if targets are met	N/A	N/A	4,550,000.00	4,550,000.00
Amount Effectively Recognized in Income	N/A	N/A	2,246,700.00	2,246,700.00
Profit Sharing
Minimum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Estimated Amount in the Compensation Plan, if targets are met	N/A	N/A	N/A	N/A
Amount Effectively Recognized in Income	N/A	N/A	N/A	N/A

Note:

1. The Board of Directors and Fiscal Council are not eligible to short-term variable compensation

2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis

13.4. Share-based based compensation plan for the Board of Directors and the Statutory Executive Officers:

a. general terms and conditions:

Within the scope of the Company Stock Option Plan, employees and managers (“Beneficiaries”) are eligible to receive call options on common shares issued by the Company and/or phantom shares. In principle, all managers and employees are eligible to participate, seeing that currently 61 people, among the managers and employees, hold stock options in the Company and/or phantom shares, taking all the Option Programs together.

The first Stock Option Plan was approved at the Annual General Meeting held on April 30, 2002, ratifying the terms and conditions approved by the Board of Directors as a meeting held on April 3, 2000 (“Option Plan 2002”). There are no further plans for options to be granted under the Option Plan 2002, whose conditions are not applicable to the granting of options currently carried out by the Company.

At a General Shareholders Meeting on February 3, 2006 a second share option plan was approved (“Option Plan 2006”), and at a General Shareholders Meeting on June 18, 2008, a third option plan was approved for shares issued by the Company (“Option Plan 2008”).  Option Plan 2006 and Option Plan 2008 establish similar terms and conditions to each other, the most important difference being the possibility instituted by Option Plan 2008 of the granting of options in the form of Restricted Stock Options, as explained further on in this report.  Option Plan 2008 is applicable to options currently granted by the Company, the general conditions of which are described below.

The Plan (thus considering Option Plan 2006 and Option Plan 2008, without distinction, except where otherwise indicated) is managed by the Board of Directors, which has wide-reaching powers in terms of its organization and option granting, observing the limits imposed by the Plan. The Board of Directors is responsible for the granting of options, establishing the specific terms and conditions applicable to each granting of A Options as part of option programs (“Programs”), in which may be defined: (i) the beneficiaries; (ii) the total number of shares in the Company that are the object of the options granted, and their division into lots; (iii) the exercise price; (iv) the lock up period during which the option may not be exercised, the periods for the exercising A Options and the limits dates for the total or partial exercising of the option and on which the option rights expire; (v) restrictions on the availability of shares received by the exercising of the option; and (vi) targets related to the performance of the employees, managers or the Company. The Board of Directors may also opt to delegate its functions to a specific Committee. Currently, the Compensation Committee is responsible for analyzing and recommending all the actions related to compensation and long term incentives, for approval of the Board of Directors.

The Beneficiaries covered by the options granted must sign a Contract for the Granting of Options with the Company (“Option Contracts”), by which the Beneficiaries have the option of buying lots of shares issued by the company, in accordance with the terms and conditions of the corresponding Plan and Program. The option contracts may include specific conditions applicable to a particular Beneficiary.

The general rule is that the option exercise price will be equivalent to the average trading value of the shares over 30 days of trading on BM&FBOVESPA S.A. (the stock exchange of Sao Paulo) prior to the option granting date (”market value”), with the possibility of applying monetary correction or interest to this figure, as decided by the Board of Directors for each program.  Option Plan 2008 introduced the possibility of the Board of Directors authorizing differentiated options to particular Beneficiaries (“B Options”) for the exercise price of R$0.01.  The exercising of B Options, if granted, will be always conditional and proportional to the previous exercising of the other options in Option Plan 2008 and authorized for each Beneficiary (“A Options”, whose exercise price will always be calculated in accordance with Market Value) and during the course of the lock up period, of a minimum of 2 years counting from the date of the respective option granting date. Other conditions May be established for each Program (see item “h” below, description of programs with regard to appreciation targets).  With this, Option Plan 2008 introduced the possibility of the granting of options in a new format, known as “Restricted Stock Options”, under which B Options, inextricably linked to A Options, serve as an adjustment factor in the initial granting of A Options, so that the effective gain of the beneficiaries will depend on the performance by the Company over the medium and long term.

Under Option Plan 2006, 2 programs were approved, respectively at meetings of the Board of Directors on March 23, 2006 (“2006 Program”) and February 9, 2007 (“2007 Program”).

Under Option Plan 2008, 10 programs were approved, respectively at meetings of the Board of Directors on May 9, 2008 (“2008 Program”), and June 26, 2009 (“2009 Program”), December 17, 2009 (“2009 Program II”), August 4, 2010 (“2010 Program”), March 31, 2011 (“2011 Program”), July 13, 2011, in which 2 Programs were approved (“2011 Program II” and “Council Program 2011”), August 20, 2012 (“2012 Program”), May 10, 2013 (“2013 Program”) and March 14, 2014 (“2014 Program”), April 27, 2015 (“2015 Program”), and April 11, 2016 (“Program 2016”).

The 2008 Program, the 2009 Program, the 2010 Program, the 2011 Program II, the 2013 Program and the 2014 Program were divided into 2 grants, with distinct conditions for each, described in the items below, where indicated. The 2012 Program was divided into 3 grants, also with distinct conditions for each, described in the items below, where indicated. The 2015 and 2016 Programs establish a single stock option grant and also provides for a long-term incentive model payable in cash, based on the share value (phantom shares), without issuing the Company’s shares. The volume granted both of Options and of Phantom Shares is based on previous investment by each beneficiary in the Company’s shares in the market – basic condition so that they become eligible to the Program. After the 3-year grace period, the beneficiary may exercise the Options and shall become eligible to receive the cash amount referring to the phantom shares market value.

All the Programs approved under the 2006 Option Plan, as well as the first option grant under the 2008 Program, the two option grants under the 2009 Program, the first option grant under the 2010 Program and the first option grant under the 2011 Program II, second and third option grants under the 2012 Program and the 2013 and 2015 Programs were carried out in accordance with a conventional option grant model, which is to say, options were granted whose exercise price corresponds to the Market Value of the Company's shares. This model was also used in the 2011 Board Program, in which options were granted to the members of the Board of Directors. While the second granting of the 2008 Program, the 2009 Program II, the second granting of the 2010 Program, the 2011 Program, the second granting of the 2011 Program II, the first option grant under the 2012 Program, the first option grant under the 2013 Program and the grants under the 2014 Program followed the Restricted Stock Option model, so that each beneficiary received both A Options and B Options.

The options granted to the members of the Statutory Executive Officers under the 2006 Program, under the 2009 Program, under the first granting of the 2010 Program and under the first granting of the 2011 Program II were replaced in their entirety by options granted under the 2012 Program, through the signing of corresponding Contracts with the Company.

In this way, no member of the Statutory Executive Officers is currently a beneficiary of the 2006 Program, the 2007 Program, the 2008 Program, or the 2009 Program, first granting of the 2010 Program or first granting of the 2011 Program II. It should also be observed that no member of the Statutory Executive Officers is a beneficiary of the second granting of the 2010 Program, or the 2011 Program.

The options of the 2011 Board Program expired. According to the rules of this Program, it would have been necessary the exercise at least 20% of the options of the allotment incorporated in 2012 for the allotments not incorporated to be cancelled. Thus, currently, the members of the Board of Directors are not beneficiaries in any Stock Option Plan of the Company.

b. main objectives of the plan:

The Company's option plans and stock option and phantom shares programs shares have the aim of: (1) encouraging expansion and success in the development of its corporate objectives, permitting the beneficiaries to acquire shares, encouraging their integration into the Company; (2) attracting top level managers and employees to provide their services, offering them the additional advantage of becoming shareholders in the Company on potentially differentiated terms; and (3) aligning the interests of the top level managers and employees with the interests of the Company's shareholders.

c. the way in which the plan contributes to these objectives:

In providing the possibility of employees and managers becoming shareholders of the Company under potentially differentiated conditions, it is expected that they will have a strong incentive to effectively commit themselves to the creation of value and exercise their roles in a manner integrated with the interests of the Company's shareholders, corporate objectives and expansion plans, thus maximizing result. The offering of stock A Options also encourages Beneficiaries, as a result of the commitment of their own funds, to seek appreciation of the shares, without, however, compromising the sustainable growth, equally relevant in view of the grant model adopted. Furthermore, this type of model results in the sharing of the risks and gains of the Company, through the appreciation of the shares acquired under the stock option plan.

In addition, the model adopted expects to be effective as mechanism of retaining key managers and employees, especially in view of sharing of the Company’s shares appreciation.

d. how the plan is inserted into the Company's compensation policy

The Company Plan currently in force builds in a policy of concentrating the incentives of top-level managers and employees in variable components, linked to the performance of the Company. In fact most of the compensation is concentrated in incentives, which aimed to share risks and results with the Company's main executives.  As explained in item 13.1 above, the option plans and long-term incentives are directly linked to this alignment of interests.

e. how the plan outlines the interests of the managers with those of the Company over the short, medium and long term.

The options granted on the basis of the plans have different mechanisms, which permit the alignment of the interests of the managers over different time horizons.

Division into annual lots and the existence of lock-up differentiated lock up periods (see item “h” below) means that the Beneficiaries commit themselves to the constant appreciation of the Company's shares over the short, medium and long term.

In certain cases (item “h”), it is required that the Beneficiary earmarks a minimum amount of the value received by him in annual bonus to the exercising of options, or yet that acquires a minimum amount of options every year, under penalty of extinguishment of future options.  The Company believes that this requirement permits the alignment of interests both in the short as well as long term, because it involves the commitment of the Beneficiary's own funds to shares in the Company, which may only be sold after a given period of time.

With regard to the Restricted Stock Option model, under which options granted to the beneficiaries are divided into A Options and B Options, a structure of distinct incentives is created to align the interests of the managers and employees with those of the Company. A Options, whose exercise price reflects Market Value, usually comprise one lot and are exercisable over a relatively short time horizon, generating a financial commitment by the Beneficiary over the short term. The corresponding shares are subject to a period of unavailability, modulating the alignment of interests over the medium-term.

The mechanism for the exercising of B Options, in turn, is way of adjusting the gain in which the Beneficiary can realize, depending on the Company's performance over a longer time horizon, thus aligning the interests of the Beneficiary over a longer period.  The exercising of B Options will be obligatorily: (i) subject to a minimum lock up period of 2 years, with the possibility of being divided into annual lots; (ii) proportional to the number of A Options exercised, linking the short with the long term, while the possibility of exercising B Options will depend on the commitment shown by the Beneficiary in the exercising of A Options; and (iii) under the terms of the options granted up to now, subject to an adjustment in accordance with variation in the market value (“Appreciation ”) on the shares of the Company between the date of the program and the exercising of B Options, with dividends and interest-on-equity added per share (appreciation criteria - item “h” below). With this, it is expected that the Beneficiary will have an interest in generating a return and creating value, in such a way that the total gain for him will depend directly on the Company’s performance, and therefore the gain obtained by its shareholders: B Options, necessarily linked to A Options, represent an adjustment mechanism, whereby the total number of shares which can be acquired by the Beneficiary will be adjusted in the future, the better the Company's performance over the long term, the higher the figure.

The Phantom Shares model also aims the medium and long-term alignment, since the amount to be received by beneficiary, after 3-year grace period (period during which the shares acquired to integrate the Program were blocked under the Company’s custody) reflects the Company’s share value. In addition, these amounts only will be released to the extent and proportionally to the amount of Options exercised in this same Program.

f. maximum number of shares covered

The maximum quantity of shares that maybe subject to the granting of options, taken together for all the Company's Programs, is equivalent to 5% of the paid-up capital, already taking into account the effect of dilution as a result of the exercising of all the options. On the date of this document, this amount corresponds to 19,848,474 common shares issued by the Company.

g. maximum number of options that will be granted

Each option guarantees the beneficiary of the right to acquire one common share of the Company. This being the case, the quantity of options granted is linked to the limits of dilution described in item “f” above. On the date of this document, this amount corresponded to 12,908,082 options.

h. conditions for the share acquisition

As a general rule, the options granted under the conventional granting model, as well as A Options granted under the Restricted Stock Option model, must be acquired at an exercise price equivalent to Market Value, with this price being subject to monetary correction and interest, as stipulated by the Board of Directors for each Program. For the Special Programs, due to the absorption of the options granted by Construtora Tenda S.A. before the incorporation of its shares by the Company, however, the exercise price was equivalent to the exercise price previously applicable to Construtora Tenda S.A. (which would reflect the market value of the shares issued by that company), duly adjusted in accordance with the share swap ratio established in the Protocol and Justification for the Incorporation of the Shares of Construtora Tenda S.A. by the Company.

B Options, when granted, may always be acquired at an exercise price of R$0.01, and because they are options that represents an adjustment factor applied to the total benefit which can eventually be received by the Beneficiary, the following conditions apply: (i) a minimum lock up period of two years must be observed; (ii) the exercising of B Options are conditional on the number of A Options previously exercised; and (iii) the number of B Options exercisable is adjusted in accordance with the variation in the Market Value of the Company, in addition to the dividends and interest-on-equity paid, between the date of the program and the date of the exercising of B Options (“Appreciation”). In the Programs in force, approved under the Restricted Stock Option model up to the present day, except for the second 2014 Program grant, B Options were granted with an adjustment factor in the proportion of until 2 B Options for every A Option, in the case of key employees of the Company, and in the proportion of until 3 B Options for each A Option, in the case of the Company’s officers. These adjustment proportions will be reduced to 1.5 and 2.5, respectively if the Appreciation should be less than 10%, being applied in full if the Appreciation is over 20%, and proportionally if the Appreciation is between 10% and 20%.

In the second granting of the 2010 Program, A Options were exercisable between August 4, 2010 and September 30, 2010, after which they were cancelled.  B Options were divided into 3 annual lots, each one of them exercisable, respectively, from August 4, 2012, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled.  The exercising of B Options was also subject to the conditions described above.

In the 2011 Program, A Options were available for exercising between April 01, 2011 and June 01, 2011, after which they were cancelled. B Options were divided into 3 annual lots, each one of them exercisable, respectively, from April 01, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled.  The exercising of B Options is also subject to the conditions described above.

In Program II 2011, A Options were available for exercising between July 13, 2011 and August 12, 2011, after which they were cancelled.  B Options are divided into 3 annual lots, each one of them exercisable, respectively, from July 13, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled.  The exercising of B Options is also subject to the conditions described above.

Under the first 2012 Program Grant, A Options were available for exercising between May 1, 2013 and May 30, 2013 for executive officers and between May 1, 2014 and May 30, 2014 for all others, after which they were cancelled. For executive officers, B Options are divided into 3 annual lots, each of which is exercisable, respectively, as of August 20, 2014 and on the subsequent anniversaries of this date for a period of 30 days, after which they will be cancelled. In all other cases, all the B Options were exercisable as of August 20, 2014, for a period of 30 days, after which they will be cancelled. The exercise of B Options is nonetheless subject to the conditions above.

Under the second 2012 Program grant, the options of each Beneficiary were divided into 3 annual lots, the first of which is exercisable as of May 1, 2013, and the remainder of which on the subsequent anniversaries of this date. Beneficiaries are furthermore required to allocate at least 50% of the amount received as an annual bonus to the exercise of options, regardless of the program under which they were granted, or shall lose the right to exercise all options in subsequent lots.

Under the third 2012 Program grant, the Beneficiary`s options were divided into 4 equal annual lots, the first of which is exercisable as of 2014 and the remaining lots, on the subsequent anniversaries of this date. To receive this grant, the Beneficiary, in addition to the minimum mention in the paragraphs above, allocated 20% or 30% of the amount received as annual bonus to the purchase of Company shares on the market. In this case, the Company granted 2 times of 2.5 times the number of shares acquired by the Beneficiary as stock options.

In the 2013 Plan, A Options were exercisable between May 10, 2013 and May 30, 2014. B Options are split into three annual batches, each one exercisable starting on May 10, 2015 and on the subsequent anniversaries on the same date, for a period expiring in 30 days.

Under the first 2014 Program grant, A and B Options to be received by the beneficiaries varied according to the annual bonus investment for the purchase of the Company's shares, a preliminary condition for receiving the grant – a similar rule to the third 2013 Program grant. A and B Options varied between 1 time and 5 times; and 0.5 times and 2 times, respectively – according to the volume of shares acquired by the previous investment. A and B Options will be available for exercise from March 14, 2017, for a period of 3 years (B Options will be available for exercise in the proportion that A Options are exercised, within this period). At this time, the Company’s TSR (Total Share Return) in the period was analyzed, as well as its position in relation to a group of competitors. In according with the Company’s position, only the A Options granted volume was adjusted up 10%.

Under the second 2014 Program grant, A Options are exercisable between March 14, 2014 and May 30, 2015. B options are divided into 3 annual lots, each of them exercisable respectively from May 1, 2016 and subsequent anniversaries of this date, for an extinguishing period of 30 days.

In 2015 Program, the Options will be exercisable as of April 27, 2018, for a three-year extinguishing term. During same period, the amount corresponding to phantom share will be calculated and paid to beneficiaries – in the proportion the Options of same Program are exercised (if not exercised in full, just once).

In 2016 Program, the Options will be exercisable as of April 11, 2019, for a three-year extinguishing term. During same period, the amount corresponding to phantom share will be calculated and paid to beneficiaries – in the proportion the Options of same Program are exercised (if not exercised in full, just once).

There were no grants during the year 2017.

i. criteria for determining purchase or exercise price

As a general rule, the exercise price of the options must be equivalent to the average price of the Company's shares over the last 30 trading days on BM&FBOVESPA S.A. Sao Paulo stock exchange (“Market Value”), and which may have monetary correction applied based on the variation in price indices to be determined by the Board of Directors, as well as interest added, in accordance with the determinations of the Board of Directors for each Program. This price is deducted from dividends and interest-on-equity paid per share of the Company, from the grant date until the options exercise effective date.

It is understood that the setting of the exercise price to market value is necessary to better align the interests of the Beneficiaries in generating value for the Company's shareholders: gains on the B Options being obtained to the extent that the Company's shares appreciate in the market.  The possibility of interest being added exists because the exercise price represents a minimum rate of return, so that the Beneficiaries receive a gain only in the case of the shares guaranteeing a minimum return, at the discretion of the Board of Directors.

It is important to observe that the exercise price of the conventional options is subject to monetary correction, generally by the IGP-M index, and the addition of interest, usually 3% to 6% per year. With the objective of making the exercising of the options more attractive and to retain executives over the long term, the Board of Directors decided on August 4, 2010, that he terms of monetary correction and interest added for the Programs would be applied up to May 6, 2010.

The deduction of interest-on-equity and dividends is a way of guaranteeing that the Beneficiaries participate in the results obtained by the Company during the period, seeing that they have already been granted options, but have not yet become shareholders, because of the design of the particular program (lock up periods). On the other hand, it ensures that the results will only be received by the Beneficiary if he remains of the Company and exercises his options, becoming an effective shareholder.

B Options granted under the Restricted Stock Option model may be exercised at the price of R$0.01, but are mandatorily linked to A Options. The exercise price is justified in so far that the B Options act an adjustment factor in the number of shares that the Beneficiary will have the right to acquire over the long term (and consequently the possible total capital gain that he will receive).  And this necessarily depends on the initial disbursement referring to the A Options, adjusted in accordance with the performance of the Company, and therefore in accordance with the gains provided to its shareholders.

The amount corresponding to the Phantom Share corresponds to the average quote of the Company’s shares at 30 trading sessions of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange prior to date of exercise of same Program Options (“Market Value”).

j. criteria for determining the option exercise period

In the 2011 Program, A Options were exercisable between April 01, 2011 and June 01, 2011. This time limit was established as a way of tying in the Beneficiary and demonstrating his commitment to the Company. B Options are divided into 3 annual lots, each one of them exercisable, respectively, from April 01, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled, and only in the proportion that the Beneficiary has previously exercised his A Options. Regarding the exercise period of 30 days for the B Options, it is believed that this period is reasonable seeing that the exercising of the options has already been planned by the Beneficiary, representing the end of the program in question.

Under the second granting of the 2011 Program II, A Options were exercised between July 13, 2011 and August 12, 2011. As mentioned above, this time limit was established as a way of tying in the Beneficiary and demonstrating his commitment to the Company. B Options are divided into 3 annual lots, each one of them exercisable, respectively, from July 13, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled, and only in the proportion that the Beneficiary has previously exercised his A Options. The lock up periods for the exercising of the B Options are fixed observing the same criteria and fundamentals described above regarding the 2011 Program.

Under the first 2012 Program grant, A Options were exercisable between May 1, 2013 and May 30, 2013 for executive officers and between May 1, 2013 and May 30, 2014 for all others. As explained above, this period was established as a means of linking the Beneficiary to evidenced commitment to the Company. For executive officers, B Options are divided into 3 annual lots, each of which was exercisable, respectively, as of August 20, 2014 and the subsequent anniversaries of this date, for a period of 30 days, after which they will be cancelled, and only in the proportion that the Beneficiary has previously exercised A Options. In other cases, all B Options were exercised as of August 20,2014, for a 30-day period, also only in the percentage the Beneficiary previously had exercised A Options.The vesting periods for B Options are established according to the same criteria and fundamentals described above regarding the 2011 Program grant.

Under the second and third 2012 Program grants, the options of each Beneficiary were divided into 3 annual lots and 4 equal annual lots, respectively. For the second grant, the first lot is exercisable as of May 1, 2013, and the remaining lots, on the anniversary of this date. For the third grant, the first lot is exercisable as of 2014 and the remaining lots, on the anniversary of this date. The division of the options in lots meets the goals of linking the Beneficiary and aligning his or her short, medium and long term interest to those of the Company. The options of each annual lot may be exercised for a period of 10 years as of their vesting date, which will be reduced to 3 years should the Beneficiary fail to use the portion of the mandatory allocation of his or her bonus (only for the second grant). This 10-year period provides an opportunity for the Beneficiary to have a longer period to choose the best time to apply his or her resources to offset the effective allocation of his or her bonus.

Under the 2013 Program grant, A Options are exercisable between May 10, 2014 and May 30, 2014. As explained above, this period was established as a means of linking the Beneficiary to demonstrated commitment to the Company. B Options are divided into 3 annual lots, each of which is exercisable, respectively, as of May 10, 2015 and the subsequent anniversaries of this date, for a period of 30 days, after which they will be cancelled, and only in the proportion that the Beneficiary has previously exercised A Options. The vesting periods for B Options are established according to the same criteria and fundamentals described above regarding the 2011 Program second grant.

Under the first 2014 Program grant, A Options may be exercised from March 14, 2017, for a period of 3 years. As mentioned above, this period was established to tie in the Beneficiary and as a demonstration of commitment to the Company. B Options may be exercised in the same period of A Options and in the proportion that the Beneficiary exercises A Options.

Under the second grant of the 2014 Program, A Options may be exercised between March 14, 2014 and May 30, 2015. As mentioned above, this period was established to tie in the Beneficiary and as a demonstration of commitment to the Company. Options B are divided into 3 annual lots, each one of them being exercisable respectively from May 1, 2016 and subsequent anniversaries of this date, for a period of 30 days, and only in the proportion that the Beneficiary has previously exercised the A options. The lock up period for the exercise of B Options are fixed subject to the same criteria and fundamentals described above regarding the 2011 Program.

In 2015 and 2016 Programs, the Options may be exercised as of April 27, 2018, and April 11, 2019, respectively, for a three-year period. As mentioned above, such term was established as a way of linking Beneficiary and evidencing his commitment to the Company. The amounts corresponding to Phantom Shares are also valid for the same period and will be released to the extent and proportionally to the exercise of same Program Options.

k. method of settlement

In general, the shares corresponding to the options exercised by the Beneficiaries are issued, while the corresponding capital increase, always within the authorized capital limit, is ratified by the Board of Directors. The Company also uses the shares held in treasury to supply shares for options exercised.

Under the programs approved up to the date of this Reference Form, the general rule is that the exercise price be paid in cash, at the time of the subscription or purchase of the corresponding shares.

In the Phantom Shares model, no shares are issued nor treasury shares are transferred. The corresponding amount calculated is paid in cash.

l. restrictions on the transfer of shares

At the meeting of the Board of Directors held on July 13, 2011, all the restrictions to share transfer were eliminated as a consequence of the grant of stock options under conventional model. Thus, all shares acquired by the Beneficiaries of the Plan, within the ambit of the 2006 Program, the 2009 Program, the Granting 1 and the 2010 Program will be free and clear for the transfer at any time. It is important to notice that the remaining grants under conventional model, such as first granting of the 2011 Program II, the 2011 Board Program, and second and third granting of the 2012 Program, the options were granted with no restrictions to the shares of the current exercise.

In case of options granted under the model Restricted Stock Options, the A Options are subject to lock-up. The second granting of the 2008 Program and the Special Program II had a lock up period of 2 years, counted from the day of subscription or acquisition of the shares. In the 2009 Program II, the shares subscribed or acquired as a result of exercising the A Options could not be alienated by the beneficiary until December 17, 2010 (1 year counted from the day of the 2009 Program II), notwithstanding the date of acquisition. In the second granting of the 2010 Program, the 2011 Program and the second granting of the 2011 Program II, the rule is similar: the lock up period for the shares of A Option is of 1 year counted from the date of the respective Program (respectively: August 4, 2011, April 1, 2012 and July 13, 2012), notwithstanding the date of acquisition of the shares.

Under the first 2012 Program Grant, A Options could only be exercised in the period from May 1 to May 30, 3013 for executive officers and between May 1 and May 30, 2014 for all others. In all cases, there was no lock up period after the exercise of A Options, which were granted in 2012.

Under the 2013 Program Grant, the rule is similar: A Options could only be exercised in the period from May 10 to May 30, 2014 and, in this case, there was no lock up period after the exercise of A Options, which were granted in 2013.

For the 2014 Program, there is also no lock up period after the exercise of A Options. In the first grant, they may only be exercised from March 14, 2017, for a period of 3 years; and in the second grant, between March 14, 2014 and May 30, 2015.

The shares subscribed or acquired as a result of the exercising of the B Options are not subject to any lock-up date.

For 2015 and 2016 Programs also there is no lock-up period after Options exercise.

m. criteria and events which, when they occur, would result in the suspension, alteration or cancellation of the option plan

The Option Plans for 2006 and 2008 may be altered or cancelled by the Board of Directors. Notwithstanding the powers of the Board of Directors, no decision may alter: (i) the limit of the number of shares which are the object of the plan; and (ii) the rights and obligations acquired by the beneficiary, related to any existing options granted under Option Plans 2006 and 2008.

Additionally, in the case of the dissolving, transformation, incorporation, merger, demerger or reorganization of the Company, under which the Company does not remain as an entity, or if it does remain as an entity, no longer has its shares traded on the stock exchange, the options may be transferred to the company of succession, or have their lock up periods brought forward for exercising during a given period.

n. effects of a manager leaving the governing bodies of the Company on his rights under the share-based compensation plan

Under the terms of Option Plans 2008 and 2006, if a Beneficiary leaves the Company this will have the following effects on the options granted to him, depending on his reason for leaving: (i) if there is just cause for his dismissal, all the options not exercise will are cancelled; (ii) if there is no just cause for dismissal, or if the employee resigns voluntarily or opts to take retirement, the options already exercisable may be exercised within a period of 30 days, with the other options being cancelled; (iii) in the case of the death or permanent disablement of the Beneficiary, all the options may be exercised by the Beneficiary or his successors within a period of 180 days. In all these cases, except for death or permanent disability, the restrictions on the transfer of shares to which they apply will remain in force.

The Board of Directors has the power to determine the treatment to be given to B Options granted to the Beneficiary under Option Plan 2008, in the event of leaving at the behest of the Company, provided there is no just cause for dismissal. Under the Programs approved under the Restricted Stock Option model, the Board of Directors has established rules for exercising the B Options, in proportion to the period in which the Beneficiary remained in the carrying out of his functions at the Company and observing the other conditions for the exercising of the B Options contained in Option Plan 2008 and the respective Programs.

Also, on August 4, 2010, the Board of Directors decided to establish the possibility of bringing forward the lock up period date for all the options that had been granted to members of the Statutory Executive Officers (but not any other beneficiary of the plan), for an exercise period of 180 days, whenever the corresponding director is dismissed, without any just cause, for a period of 1 year counting from the relevant “corporate events”. Such corporate events are as follows: (i) operations involving corporate reorganization of the Company in which its shareholders’ equity comes to represent less than 50% of the shareholders’ equity of the resulting company; (ii) the acquisition, by any person or group, of a stake equivalent to 30% or more of the Company's paid-up capital; (iii) the obligatory public offering of shares of the Company, under the terms of Brazilian Corporation Law or the regulations of Novo Mercado; and (iv) a voluntary public offering for the purchase of shares in the Company which results in the acquisition of the majority of its paid-up capital. With this, it is expected that the members of the Statutory Executive Officers will not be unduly prejudiced by virtue of the occurrence of a relevant corporate operation, preventing the options from being lost as a result of the operations, which could imply a change in control of the Company. Thus, with continuing expectations for the future exercising of the options, the alignment of the interests of the Beneficiaries is maintained, while retaining the best talent.

In meeting held on July 13, 2011, the Board of Directors deliberated to extent this possibility to any options granted or to be granted, to Executive Directors and members of Board of Directors of the Company and its wholly-owned subsidiary Construtora Tenda S.A.

The possibility of bringing forward the lock-up date for options, referred to in the paragraph above, is also applicable in the event of the Company being dissolved.

13.5. Share-based compensation for the Board of Directors and Statutory Executive Officers:

2015	Board of Directors	Statutory Executive Officers
a)Plans		2011	2012	2013	2014		2015
b) Total No. of Members	0	6	5	5	5		5
c) No. of Compensated Members	0	6	5	5	5		5
d) In relation to each granting of stock options
Date of granting	n.a.	7/13/2011	8/20/2012	05/10/2013	03/14/2014		4/27/2015
Quantity of options granted	n.a.	99,406 (A Options A + B Options)	165,875 (Restricted Stock Options Program A + B Options) and 208,456 (Conventional Program)	139,762 (Restricted Stock Options Program A + B Options) and 87,332 (Conventional Program)	273,498 (Restricted Stock Options Program / A + B Options)		171,537 Options and 61,738 Phantom Shares
Term for options to become exercisable	n.a.	B Options - 4 years (0%, 30%, 30% and 40%)	Restricted Stock Options Program: 9 months for A Options and 4 years (0%, 30%, 30%, 40%) for B Options Conventional Program: 3 years (50%, 30% and 20%)	Options A: 1 year Options B: 4 years (0%, 30%, 30%, 40%) Conventional Program: 4 years (25% p.a.)	A and B Options: 3 years		3 years
Time limit for the exercising of options	n.a.	30 days	Restricted Stock Options Program: 30 days Conventional Program: 10 years	Restricted Stock Options Program: A Options 1 year and B Options 30 days Convention Program: 10 years	A and B Options: 3 years		3 years
Time limit on the restrictions for the transfer of shares	n.a.	A Options: 1 year B Options: n.a.	n.a.	n.a.	n.a.		n.a.
Weighted average price for the exercising of each group of options
-open at the beginning of the fiscal year	n.a.	B Options: R$0.13	Restricted Stock Options Program: A Options: R$36.80 B Options: R$0.13 Conventional Program: R$36.80	Restricted Stock Options Program: A Options: R$54.59 B Options: R$0.13 Conventional Program: R$55.00	A Options: R$42.19 B Options: R$0.13		Options: R$30.20 Phantom Shares: R$30.20
-lost during the fiscal year	n.a.	n.a.	n.a.	n.a.	n.a.		n.a.
-exercised during the fiscal year	n.a.	R$0.13	R$0.13	R$0.13	n.a.		n.a.
-expired during the fiscal year	n.a.	n.a.	n.a.	n.a.	n.a.		n.a.
e) Fair value of options on the date of granting	n.a.	A Options: R$103.93 B Options: R$0.13	Restricted Stock Options Program: A Options: R$36.80 B Options: R$0.13 Conventional Program: R$36.80	Restricted Stock Options Program: A Options: R$54.59 B Options: R$0.13 Conventional Program: R$55.00	A Options: R$42.19 B Options: R$0.13		R$30.20
f) Potential dilution in the event of all the options granted being exercised (1)	n.a.	0.35%	1.32%	0.80%	0.97%		0.61%

(1) Dilution based on total shares on 12/31/2017 and does not include the phantom shares, since no share is issued in this model.

(2) The number of options and the strike price were adjusted according with the reverse stock splits of 03/23/2017, approved on 02/20/2017.

2016	Board of Directors	Statutory Executive Officers
Plans		2011	2012	2013	2014	2015	2016
b) Total No. of Members	0	6	5	5	5	5	5
c) No. of Compensated Members	0	6	5	5	5	5	5
d) In relation to each granting of stock options
Date of granting	n.a.	7/13/2011	8/20/2012	05/10/2013	03/14/2014	4/27/2015	4/11/2016
Number of options granted	n.a.	99,406 (A Options A + B Options)	165,875 (Restricted Stock Options Program A + B Options) and 208,456 (Conventional Program)	139,762 (Restricted Stock Options Program A + B Options) and 87,332 (Conventional Program)	273,498 (Restricted Stock Options Program / A + B Options)	171,537 Options and 61,738 Phantom Shares	163,936 Options and 84,803 Phantom Shares
Term for options to become exercisable	n.a.	B Options - 4 years (0%, 30%, 30% and 40%)	Restricted Stock Options Program: 9 months for A Options and 4 years (0%, 30%, 30%, 40%) for B Options Conventional Program: 3 years (50%, 30% and 20%)	Options A: 1 year Options B: 4 years (0%, 30%, 30%, 40%) Conventional Program: 4 years (25% p.a.)	A and B Options: 3 years	3 years	3 years
Time limit for the exercising of options	n.a.	30 days	Restricted Stock Options Program: 30 days Conventional Program: 10 years	Restricted Stock Options Program: A Options 1 year and B Options 30 days Convention Program: 10 years	A and B Options: 3 years	3 years	3 years
Time limit on the restrictions for the transfer of shares	n.a.	A Options: 1 year B Options: n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Weighted average price for the exercising of each group of options
- open at the beginning of the fiscal year	n.a.	B Options: R$0.13	Restricted Stock Options Program: A Options: R$36.80 B Options: R$0.13 Conventional Program: R$36.80	Restricted Stock Options Program: A Options: R$54.59 B Options: R$0.13 Conventional Program: R$55.00	A Options: R$42.19 B Options: R$0.13	Options: R$30.20 Phantom Shares: R$30.20	R$35.32
- lost during the fiscal year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	N/A
- exercised during the fiscal year	n.a.	R$0.13	R$0.13	R$0.13	n.a.	n.a.	N/A
- expired during the fiscal year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	N/A
e) Fair value of options on the date of granting	n.a.	A Options: R$103.93 B Options: R$0.13	Restricted Stock Options Program: A Options: R$36.80 B Options: R$0.13 Conventional Program: R$36.80	Restricted Stock Options Program: A Options: R$54.59 B Options: R$0.13 Conventional Program: R$55.00	A Options: R$42.19 B Options: R$0.13	R$30.20	R$35.32
f) Potential dilution in the event of all the options granted being exercised (1)	n.a.	0.35%	1.32%	0.80%	0.97%	0.61%	0,58%

(1) Dilution based on total shares as at 12/31/2016 and excludes phantom shares since shares are not issued in this model

(2) The number of options and the strike price were adjusted according with the reverse stock splits of 03/23/2017, approved on 02/20/2017

2017	Board of Directors	Statutory Executive Officers
Plans		2012	2013	2014	2015	2016
b) Total No. of Members	0	5	5	5	5	5
c) No. of Compensated Members	0	5	5	5	5	5
d) In relation to each granting of stock options
Date of granting	n.a.	8/20/2012	05/10/2013	03/14/2014	4/27/2015	4/11/2016
Number of options granted	n.a.	165,875 (Restricted Stock Options Program A + B Options) and 208,456 (Conventional Program)	139,762 (Restricted Stock Options Program A + B Options) and 87,332 (Conventional Program)	273,498 (Restricted Stock Options Program / A + B Options)	171,537 Options and 61,738 Phantom Shares	163,936 Options and 84,803 Phantom Shares
Term for options to become exercisable	n.a.	Restricted Stock Options Program: 9 months for A Options and 4 years (0%, 30%, 30%, 40%) for B Options Conventional Program: 3 years (50%, 30% and 20%)	Options A: 1 year Options B: 4 years (0%, 30%, 30%, 40%) Conventional Program: 4 years (25% p.a.)	A and B Options: 3 years	3 years	3 years
Time limit for the exercising of options	n.a.	Restricted Stock Options Program: 30 days Conventional Program: 10 years	Restricted Stock Options Program: A Options 1 year and B Options 30 days Convention Program: 10 years	A and B Options: 3 years	3 years	3 years
Time limit on the restrictions for the transfer of shares	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Weighted average price for the exercising of each group of options
- open at the beginning of the fiscal year	n.a.	Restricted Stock Options Program: A Options: R$17.01 B Options: R$0.09 Conventional Program: R$17.01	Restricted Stock Options Program: A Options: R$28.29 B Options: R$0.09 Conventional Program: R$28.29	A Options: R$23.76 B Options: R$0.09	R$30.20	R$19.40
- lost during the fiscal year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
- exercised during the fiscal year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
- expired during the fiscal year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
e) Fair value of options on the date of granting	n.a.	Restricted Stock Options Program: A Options: R$17.01 B Options: R$0.09 Conventional Program: R$17.01	Restricted Stock Options Program: A Options: R$28.29 B Options: R$0.09 Conventional Program: R$28.29	A Options: R$23.76 B Options: R$0.09	R$16.16	R$19.40
f) Potential dilution in the event of all the options granted being exercised (1)	n.a.	1.32%	0.80%	0.97%	0.57%	0,54%

(1) Dilution based on total shares as at 12/31/2016 and excludes phantom shares since shares are not issued in this model

(2) The number of options and the strike price were adjusted according with the reverse stock splits of 03/23/2017, approved on 02/20/2017 and adjustments from the Tenda spinoff, approved in the Board of Directors meeting of 05/09/2017

(3) For the year 2017, there was no grant of Stock Option Programs

2018 - Estimated	Board of Directors	Statutory Executive Officers
Plans		2012	2013	2014	2015	2016
b) Total No. of Members	0	5	5	5	5	5
c) No. of Compensated Members	0	5	5	5	5	5
d) In relation to each granting of stock options
Date of granting	n.a.	8/20/2012	05/10/2013	03/14/2014	4/27/2015	4/11/2016
Number of options granted	n.a.	165,875 (Restricted Stock Options Program A + B Options) and 208,456 (Conventional Program)	139,762 (Restricted Stock Options Program A + B Options) and 87,332 (Conventional Program)	273,498 (Restricted Stock Options Program / A + B Options)	171,537 Options and 61,738 Phantom Shares	163,936 Options and 84,803 Phantom Shares
Term for options to become exercisable	n.a.	Restricted Stock Options Program: 9 months for A Options and 4 years (0%, 30%, 30%, 40%) for B Options Conventional Program: 3 years (50%, 30% and 20%)	Options A: 1 year Options B: 4 years (0%, 30%, 30%, 40%) Conventional Program: 4 years (25% p.a.)	A and B Options: 3 years	3 years	3 years
Time limit for the exercising of options	n.a.	Restricted Stock Options Program: 30 days Conventional Program: 10 years	Restricted Stock Options Program: A Options 1 year and B Options 30 days Convention Program: 10 years	A and B Options: 3 years	3 years	3 years
Time limit on the restrictions for the transfer of shares	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Weighted average price for the exercising of each group of options
- open at the beginning of the fiscal year	n.a.	Restricted Stock Options Program: A Options: R$17.01 B Options: R$0.09 Conventional Program: R$17.01	Restricted Stock Options Program: A Options: R$28.29 B Options: R$0.09 Conventional Program: R$28.29	A Options: R$23.76 B Options: R$0.09	R$30.20	R$19.40
- lost during the fiscal year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
- exercised during the fiscal year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
- expired during the fiscal year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
e) Fair value of options on the date of granting	n.a.	Restricted Stock Options Program: A Options: R$17.01 B Options: R$0.09 Conventional Program: R$17.01	Restricted Stock Options Program: A Options: R$28.29 B Options: R$0.09 Conventional Program: R$28.29	A Options: R$23.76 B Options: R$0.09	R$16.16	R$19.40
f) Potential dilution in the event of all the options granted being exercised (1)	n.a.	1.32%	0.80%	0.97%	0.57%	0,54%

(1) Dilution based on total shares as at 12/31/2016 and excludes phantom shares since shares are not issued in this model

(2) The number of options and the strike price were adjusted according with the reverse stock splits of 03/23/2017, approved on 02/20/2017 and adjustments from the Tenda spinoff, approved in the Board of Directors meeting of 05/09/2017

(3) For the year 2017, there was no grant of Stock Option Programs

13.6. Information on outstanding options held by the Board of Directors and the Statutory Executive Officers:

Financial Year of 2017	Board of Directors	Statutory Executive Officers
b) Total No. of Members	-	2012	2013	2014	2015	2016
c) No. of Compensated Members	0	5	5	5	5	5
d) Options still unexercised	0	5	5	5	5	5
i) Number of shares	n.a.	42,685 (Restricted Stock Options Program – B Options) and 19,287 (Conventional Program)	56,528 (Restricted Stock Options Program – B Options) and 26,992 (Conventional Program)	273,498 (Restricted Stock Options Program – A + B Options)	171,537 Options and 61,738 Phantom Shares	163,936 Options and 84,803 Phantom Shares
ii) Date in which they will become exercisable	n.a.	5/1/2015 (Conventional Program - 20% of total volume total of options granted) 8/20/2015 (Restricted Program – B Options – 30% and 40% in the following anniversaries)

5/10/2015

(Conventional Program - 25% of total volume of options granted and 25% p.a. in the following anniversaries)

5/10/2015

(Restricted Program– B Options  – 30% and in the following anniversaries 30% and 40% of total granted)

				3/14/2017	4/27/2018	4/11/2019
iii) Maximum time limit for the exercising of options	n.a.	30 days (Restricted Program– B Options) and 10 years for the options of the Conventional Program	Restricted Stock Options Program: 30 days B Options Conventional Program: 10 years	3 years	3 years	3 years
iv) Time limit on the restriction to the share transfer	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
v) Weighted average price for the exercising	n.a.	R$17.01 (Conventional Program) R$0.09 (B Options of Restricted Program)	Restricted Stock Options Program: B Options: R$0.09 Conventional Program: R$28.29	A Options: R$23.76 B Options: R$0.09	R$16.16	R$19.40
vi) Fair value of the options on the last day of the fiscal year	n.a.	R$17.01 (Conventional Program) R$0.09 (B Options of Restricted Program)	Restricted Stock Options Program: B Options: R$0.09 Conventional Program: R$28.29	A Options: R$23.76 B Options: R$0.09	R$16.16	R$19.40
e) Exercisable options
i) number of shares	n.a.	69,732	17,995 (Conventional Program)	273,498 (Restricted Stock Options Program – A + B Options)	n.a.	n.a.
ii) maximum time limit for the exercising of options	n.a.	10 years	10 years	n.a.	3 years	3 years
iii) time limit on the restriction to the share transfer	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
iv) weighted average price for the exercising	n.a.	R$17.01	R$28.29	R$23.76 (A) R$0.09 (B)	R$16.16	R$19.40
v) fair value of the options on the last day of the fiscal year	n.a.	R$17.01	R$28.29	R$23.76 (A) R$0.09 (B)	R$16.16	R$19.40
vi) fair value of total options on the last day of the fiscal year	n.a.	R$17.01	R$28.29	R$23.76 (A) R$0.09 (B)	R$16.16	R$19.40

13.7. The options exercised and shares delivered referring to the share-based compensation for the Board of Directors and Statutory Executive Officers:

Fiscal year 2015	Board of Directors	Statutory Executive Officers
Program (Year)		2011	2012	2013
b) Total No. of Members	0	5	5	5
c) No. of Compensated Members	0	5	5	5
d) Regarding exercised options:	-	-	-	-
i) number of shares	n.a.	9,273	15,244	14,132
ii) weighted average exercise price	n.a.	R$0.013	R$0.013	R$0.013
iii) total value of the difference between exercise price and market value of the shares related to the exercised options	n.a.	R$298,750	R$491,145	R$455,295
e) Regarding delivered shares, please inform: (1)
i) number of shares	n.a.	9,273	15,244	14,132
ii) weighted average acquisition price	n.a.	R$0.013	R$0.013	R$0.013
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	R$298,750	R$491,145	R$455,295

(1)     Under the model adopted by the Company all the shares exercised are delivered.

(2)     The number of options and the strike price were adjusted according with the reverse stock splits of 03/23/2017, approved on 02/20/2017.

Fiscal Year 2016	Board of Directors	Statutory Executive Officers
Program (Year)		2012	2013
b) Total No. of Members	0	5	5
c) No. of Compensated Members	0	3	5
d) Regarding exercised options:	-	-	-
i) number of shares	n.a.	16,703	14,132
ii) weighted average exercise price	n.a.	R$0.013	R$0.013
iii) total value of the difference between exercise price and market value of the shares related to the exercised options	n.a.	415,937	352,425
e) Regarding delivered shares, please inform: (1)
i) number of shares	n.a.	16,703	14,132
ii) weighted average acquisition price	n.a.	R$0.013	R$0.013
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	415,937	352,425

Fiscal year 2017	Board of Directors	Statutory Executive Officers
Program (Year)		2013	2014
b) Total No. of Members	0	5	5
c) No. of Compensated Members	0	5	5
d) Regarding exercised options:	-	-	-
i) number of shares	n.a.	20,501	19,095
ii) weighted average exercise price	n.a.	R$0.09	R$16.36
iii) total value of the difference between exercise price and market value of the shares related to the exercised options	n.a.	417,605	78,290
e) Regarding delivered shares, please inform: (1)
i) number of shares	n.a.	20,501	19,095
ii) weighted average acquisition price	n.a.	R$0.09	R$16.36
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	417,605	78,290

(1)     Under the model adopted by the Company all the shares exercised are delivered.

(2)     The number of options and the strike price were adjusted according with the reverse stock splits of 03/23/2017, approved on 02/20/2017

13.8. Information required to understand the information disclosed in items 13.5 to 13.7 - pricing method for the value of shares and options:

Brief Description of the Formats for the Granting of Options

A. Traditional options in force (granted under Option Plan 2008, in the second and third granting of the 2012, 2015 Program and 2016 Program)

Under this traditional option granting model, the options granted to each beneficiary are divided into annual option lots, whose right to exercise is acquired annually (except for 2015 and 2016 Programs, where lot is single, with 3-year grace period as of the Program’s date of approval).

Every year, the Beneficiary must earmark a minimum percentage of his annual bonus to the exercising of the option lot in force in order to be able to acquire the right to exercise options in subsequent lots (in other words, for the lots to be incorporated). If the bonus is not allocated to the exercising of options, the future lots (not yet incorporated) of all the Programs will are cancelled. Based on the partial exercising of options of a given incorporated lot, the Beneficiary has a period of 10 years to exercise his options partially or in full (except for 2015 and 2016 Programs, where the maximum term to exercise the options is three years as of the expiration of the grace period). In the case of the Beneficiary not allocating his bonus in the manner required by the corresponding Program, this time limit is reduced to 3 years, in the case of the lots already incorporated.

B. Restricted Stock Options (granted under Option Plan 2008, in the 2011 Program, the second set of options granted under the 2011 Program II, the first set of options granted under the 2012 Program, the 2013 Program and the 2014 Program).

The options granted are divided into A Options and B Options.  The lot of A Options is incorporated (that is to say, they become exercisable) over the short term, and is available for exercising during a brief period at an exercise price equivalent to the Market Value of the shares (except in the case of the 2014 Program, when A Options are available for exercise after 3 years of the grant and along with the B Options).  The B Options have an exercise price equivalent to R$0.01 each and are divided into 3 annual lots, available for exercising within 2, 3 and 4 years counting from the date of granting, respectively.  Exception to this rule is the first 2012 Program Grant, where B Options, vested in 2 years counted from the grant date, in the case of key employees; and in the 2014 Program first grant, destined to Officers, where B Options are released for exercise within 3 years as of the grant date, together with A Options, for 3-year extinguishing term.

The quantity of B Options available for exercise is determined by the following factors:

•         Quantity of A options exercised, under the terms described in item 13.4 above, and

•         Variation in the appreciation targets of Company's shares in the period counting from the date of granting to the date of affective exercising of the B Options (except for the 2014 Program, where the adjustment will be in the A Options, according to TSR.

a. pricing model

The models used by the Company for the pricing of the options granted to its managers and employees are of the binomial model for the traditional options and phantom shares and the Monte Carlo model for the format of the Restricted Stock Options.

Binomial Model

The model is based on the premise that the behavior of the share price in future periods can be approximated into two possible trajectories: one ascending and the other descending.  In this way it is built on a “tree” of trajectories for the share price. The ascending factor and the descending factor are determined based on the volatility of the share and the interval of time between the steps of the “tree”. The trajectories for the share price are determined up to the expiry date.

In parallel, the “tree” is also constructed representing the value of the option for each period. The value of the option is determined backwards, which is to say starting from maturity. At the end of period, it is the owner of the option's decision whether to exercise it or not.

Monte Carlo Model

The Monte Carlo simulation is a popular alternative method, which allows the incorporation of various sources of uncertainty. This method comprises the execution of a number of steps: (1) determining the processes of uncertainty and the generation of inputs based on a sample of the distributions of the entry variables, (2) the carrying out of mathematical operations with inputs so as to generate outputs, (3) repeating the previous steps n times, so as to obtain n outputs, and (4) through the results obtained, calculating statistical data, such as average and standard deviation.

The calculation algorithm for the Monte Carlo simulation consists of calculating the value of the option on its due-date for every trajectory, so as to obtain an average of the values. The value of the option at the starting time is given by the present value of the average found.

Bearing in mind that for the options granted under the Restricted Stock Option format, the quantity of B Options depends on the quantity of A Options exercised, as well as the application of a multiplier adjustment calculated as a function of the variation of the Appreciation targets for the Company's shares, the Monte Carlo method was adopted in the pricing of the options under the format mentioned.

b. data and assumptions used in the pricing model, including the weighted average share price, the exercise price, expected volatility, life of the option, expected dividends and interest rates free of risk

Date of calculation

According to Technical Pronouncement CPC 10, the options must be valued on their respective granting date (in this case, the date of the approval of the corresponding Program).

Weighted average share price

The price of the Company's shares considered as the basis for the calculation of the respective options, is Market Value based on the calculation of the exercise prices.

Exercise price

Traditional options granted:

The exercise price for the options granted under the traditional format has been corrected in accordance with the variation in the IGP-M index, with interest of 3% to 6% a year added up to May 6, 2010. So as to incorporate this contractual condition, the exercise price has been corrected periodically during the binomial “tree”, so that at the moment of exercising, the value paid out refers to the corrected amount, up until the corresponding rules were applied.

The inflation index curve was obtained from the Reference Rates published by the BM&FBOVESPA S.A. – São Paulo Stock Exchange, having been interpolated for the respective due dates. The method adopted was linear interpolation.

Options granted under the Restricted Stock Option format:

The exercise price for the options granted under the Restricted Stock Option format is: (i) calculated based on Market Value for A Options and (ii) R$0.01 for B Options, without monetary correction over time.

Grants in the Phantom Shares format:

An exercise price shall not apply to Phantom Shares, but in order to the cost of Program be recorded, the price of R$0.00 was considered in this model.

Expected volatility

For the calculation of expected volatility annualized standard deviation was used taking the natural logarithms of the historic daily variations in the Company's share price.

Option term

Traditional options granted:

For options granted following the traditional format, if the Beneficiaries allocate a percentage of their annual bonus for the acquisition of shares of a particular lot, the contractual period for the exercising of the options in this lot is 10 years counting from the date that the B Options become exercisable, in other words after their lock up period, which may vary according to the Program in question (except for 2015 Program, where the maximum term to exercise the options is three years as of the expiration of grace period – the same treatment was given to the Phantom Shares).  If a percentage of the bonus is not allocated, the lots already incorporated (that is to say, which are exercisable) will have a period of 3 to be exercised.

Options granted under the Restricted Stock Option format:

For these option grants, the life of the options was obtained based on the contractual period of the option lock up period (that is to say, based on the options that become available in the fiscal year), bearing in mind that under the Restricted Stock Option, format, the options are of the European type, that is to say exercisable only from a given date, and for a relatively short period. For more information referring to the life of options granted in accordance with the Restricted Stock Option format, see the other sub-items in Item 13.

Dividends expected (dividend yield)

The dividend yield represents the ratio between the dividend paid per share in a given period, and the price of the share in the market. This variable was calculated based on the historic distribution of dividends and interest on equity by the Company.

Risk-free interest rate

Risk-free interest rates were obtained with the Brazilian Central Bank and referred to the Selic (Special System for Settlement and Custody) rate on the respective option granting dates.

c. methods used and the assumptions assumed to incorporate the expected effects of early exercise

It can be observed empirically that options are exercised by their owners before the end of the life of the option, in the case of traditional options. This behavior is due to various reasons, such as for example, personal liquidity requirements and the impossibility of hedge protection.

In this regard, the Company, so as to incorporate this peculiarity, adopts the assumption that the options will be exercised from the moment that the lots become exercisable, that is to say have been incorporated, following the end of the respective lock up period. In this way, the option life adopted in the calculations varies between 1 and 6 years, in accordance with the number of lots and the corresponding lock up period is in which the options are divided, seeing that the Beneficiaries may not exercise options of any type before the end of the lock up period. In addition to this, for option pricing purposes options exercised in advance as a result of the death or permanent disability of the Beneficiary, or corporate events, have not been considered.

d. calculation method of expected volatility

For the calculation of expected volatility, the annualized standard deviation has been used of the natural logarithms of the daily historic variations in the Company's share price.

e. if there is any other characteristic of the option that has been incorporated in the measuring of its fair value

Vesting period

During the vesting period, options may not be exercised by the Beneficiaries. For options granted under the traditional format and phantom shares, this condition was included in the calculations with respect to options of the European type (which can only be exercised from a certain date) while they have not yet been incorporated. After their incorporation, the options become of the American type (that is to say, exercisable at any moment until the cancellation date).

Restrictions on sale ("lock-up")

Contractually speaking, for A Options granted under the Restricted Stock Option model there was a restriction that exists on the sale of shares acquired to the exercising of options.  This restriction, also known as lock-up, varied between 1 and 2 years, in accordance with the specific conditions of each Program.

This restriction implies the reduction in the value of the shares for the Beneficiary considering that the shares are illiquid at the time of exercising the options. So as to take these characteristics into account, a discount has been applied due to lack of liquidity in the share price under the “protective put” method.  According to this method, the value of a European type put option with a period equal to the lock up period is calculated, assuming volatility and interest rates free of risk identical to those used in each plan. The value arrived at for this put option is therefore divided by the value of the share price on the date of granting, so that there is a percentage discount.  This discount is finally applied to the option, reducing its respective value.

This methodology is no longer applicable to the Conventional Programs, as, under the terms of the Meeting of the Board of Directors held on July 13, 2011, all restrictions for the transfer and sale were released from this date for the shares already acquired and shares that might be acquired, in such Programs.

13.9. Interest in shares or quotas and other convertible securities, held by management and fiscal council members, grouped by body:

Shares issued by the Company (1)

	12/31/2017
	Common Shares		Total Shares

Board of Directors	18,067	0.064%	18,067	0.064%
Fiscal Council	0	0.000%	0	0.000%
Executive Board	111,372	0.397%	111,372	0.397%

Total shares	28,040,162	100%	28,040,162	100%

 (1) All shares are held directly.

13.10. Information on the pension plan offered to members of the Board of Directors and Statutory Executive Officers:

Not applicable, considering that no pension plans have been offered either to members of the Board of Directors and Statutory Executive Officers.

13.11. Maximum, minimum and average individual compensation of the Board of Directors, the Statutory Executive Officers and the Fiscal Council:

Statutory Executive Officers				Board of Directors			Fiscal Council
	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015
Total No. of members	5,17	5,00	5,00	7,00	7,00	7,00	3,00	3,00	3,00
No. of Compensated members	5,17	5,00	5,00	7,00	7,00	7,00	3,00	3,00	3,00
Highest compensation amount (R$)	2,428,106.90	3,200,555.23	3,588,078.04	365,140.80	365,140.80	365,140.80	81,000.00	79,200.00	79,200.00
Lowest compensation amount (R$)	2,428,106.90	1,081,221.88	1,084,516.41	234,057.60	195,048.00	234,057.60	81,000.00	79,200.00	79,200.00
Average compensation amount (R$)	1,485,096.94	2,109,274.53	2,271,271.65	290,236.11	282,712.79	290,236.11	81,000.00	78,686.70	79,200.00

Notes
Statutory Executive Officers
12/31/2017

The amounts reported above refer to fixed compensation, short-term variable compensation, benefits and long-term incentives, based on stock option programs of the Statutory Executive Officers (book cost).

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2016

The amounts reported above refer to fixed compensation, short-term variable compensation, benefits and long-term incentives, based on stock option programs of the Statutory Executive Officers (book cost).

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2015

The amounts reported above refer to fixed compensation, short-term variable compensation, benefits and long-term incentives based on stock option programs of the Statutory Executive Officers.

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

Board of Directors
12/31/2017

The amounts reported above refer to the fixed compensation of the Board of Directors.

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2016

The amounts reported above refer to the fixed compensation of the Board of Directors.

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2015

The amounts reported above refer to the fixed compensation of the Board of Directors.

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

Fiscal Council
12/31/2017

The amounts reported above refer to the fixed compensation of the Fiscal Council.

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2016

The amounts reported above refer to the fixed compensation of the Fiscal Council.

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2015

The amounts reported above refer to the fixed compensation of the Fiscal Council.

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

13.12. Mechanisms of compensation or indemnification for managers in the event of dismissal from their post or retirement:

None.

13.13. Percentage of total compensation of management and members of fiscal council who are related parties to the controlling shareholders:

None.

13.14. Compensation of management and members of the Fiscal Council, grouped by body, received for any reason rather than the position they hold:

None.

13.15. Compensation of management and members of the fiscal council recognized in the result of the direct or indirect controlling shareholders, company under common control and subsidiaries of the issuer:

None.

13.16. Other relevant information:

Long term incentives in the form of Granting of Options and Phantom Shares

The values presented as long-term incentives, based on stock options programs and Phantom Shares start to reflect the book costs of the program(s) granted this year or estimated to be granted which will be amortized gradually during grace period, therefore presented in our financial statements. These amounts are calculated upon the grant through Binomial (traditional Stock Option and Phantom Shares Programs) and Monte Carlo (Restricted Stock Option Programs) pricing models and the costs calculated are amortized during its duration (usually 4 years). The amounts reported do not represent the gains earned by the beneficiaries.

Appendix IV – INFORMATION about THE AMENDMENT OF THE COMPANY'S BYLAWS

.

(as per article 11 of CVM Instruction 481)

Consolidated Bylaws

As approved in the Extraordinary Shareholders´ Meeting held
on April 27, 2018 at 10:00 a.m.

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. Gafisa S.A. (the “Company”) is a publicly held corporation, governed by these Bylaws, its Code of Ethics and Conduct and applicable law and regulations.

Sole Paragraph. With the Company’s inclusion in the Novo Mercado of B3 S.A. – Brazil, Stock Exchange, OTC (“B3”), the Company, its shareholders, including controlling shareholders, managers, and members of the fiscal council, when installed, shall be subject to the provisions of the Novo Mercado Rules.

Article 2. The Company’s headquarters and forum are in the City of São Paulo, State of São Paulo. The Company may, by resolution adopted either by the board of directors or the executive board, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the board of directors, except in the situation provided in Art. 30, §1, in which case prior approval of the board of directors will not be required.

Article 4. The Company has an indefinite term of duration.

CHAPTER II

CAPITAL AND SHARES

Article 5. The capital of the Company is R$ 2,521,318,365.26 which is fully subscribed and paid-in, divided into 44,757,914 common shares, all registered, book-entry and without par value.

§1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.

§2. Each common share carries the right to one vote on resolutions at general meetings of shareholders.

§3. The Company shall not issue preferred shares or participation certificates (partes beneficiárias).

§4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law No. 6.404 of December 15, 1976 (“Brazilian Corporation Law”).

Article 6. The capital of the Company may be increased, irrespective of Bylaws restatement, by resolution adopted by the board of directors. The board of directors shall fix the terms and conditions for the issuance of shares, subject to a limit of 71,031,876 common shares.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution of the shareholders in a general meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Article 7. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a public tender offer pursuant to Articles 257 to 263 of the Brazilian Corporation Law. Pursuant to Article 171, §3 of the Brazilian Corporation Law, there shall be no preemptive rights on the grant and exercise of stock call options.

CHAPTER III

GENERAL MEETING OF SHAREHOLDERS

Article 8. A general meeting of shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

§1. General meetings of shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling general shareholders’ meetings, any general meeting attended by all shareholders shall be considered to have been regularly called.

§2. General meetings of shareholders shall be called to order and chaired by the chairman of the board of directors or, in his absence or impediment, installed and chaired by another board member, officer or shareholder appointed by the chairman of the board of directors. The chairman of the general meeting shall choose one of those present at the meeting to act as secretary.

§3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.

§4. The list of shareholders present at the meeting shall be closed by the chairman immediately after the general meeting is called to order.

§5. Shareholders which appear at a general meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

§6. The resolutions of the general meeting shall be taken by the majority of affirmative votes of those present, provided that the blank votes shall not be counted, and with the exception of the cases set forth by law and subject to the provisions set forth in the main clause of Article 9, sole paragraph.

Article 9. In addition to the matters provided for by the law, the shareholders in general meeting shall:

(a)    waive the public tender offer as requirement for the Company’s delisting from the Novo Mercado;

(b)    resolve on the cases not mentioned in these Bylaws, pursuant to the provisions of the Brazilian Corporation Law, observing the provisions of the Novo Mercado Rules.

Sole Paragraph – The resolution to which item (b) of this Article refers shall be taken by majority vote of shareholders holding outstanding shares attending the meeting, not computing the absentees’ votes, if installed on first call, it shall rely on the attendance of shareholders representing, at least, two thirds (2/3) of total outstanding shares, or, if installed on second call, it may rely on the attendance of any number of shareholders holding outstanding shares.

Article 10. The general meeting may suspend the exercise of rights, including the voting right, of the shareholder or shareholder group that fails to comply with legal or regulatory obligations, as well as those provided under these Bylaws.

§1. The shareholders representing a minimum of 5% of the Company’s capital may call the general meeting referred to in the main clause of this Article 10, when the board of directors does not respond, within 8 days, to a request for calling it, indicating the violated obligation and the identification of the shareholder or shareholder group in default.

§2. The general meeting which approves the suspension of the shareholder’s rights shall be incumbent of establishing, among other aspects, the scope and the term of the suspension, provided that the suspension of the right of supervision and the right to demand information, as provided in law, may not be suspended.

§3. The suspension of rights shall cease when the violated obligation is performed.

CHAPTER IV

MANAGEMENT

SECTION IV.I. - GENERAL RULES

Article 11. The Company is managed by the board of directors (Conselho de Administração) and the executive board (Diretoria).

Article 12. The members of the board of directors and the executive board shall be invested in their respective offices within thirty days from the date they were appointed, unless a justification is accepted by the corporate body for which they have been appointed, by signing an instrument of investiture in the appropriate book, which shall include their submission to the arbitration clause referred to in Article 54 hereof and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Sole Paragraph. The investiture of the members of the board of directors and the board of executive officers in their respective offices is conditional upon, without prejudice to the compliance of legal requirements applicable, the adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Article 13. The shareholders in general meeting shall determine, on an individual or global basis, the remuneration of the Company’s Managers and members of its advisory committees. Where the remuneration is fixed on a global basis, the board of directors shall determine the amounts to be paid to each individual. Where applicable, the board of directors shall also distribute the share in profits fixed by the shareholders in general meeting.

Article 14. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Corporate Governance and Compensation Committee and approved by the board of directors:

(a)    the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any interests of any shareholder or shareholder group individually considered;

(b)    the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the board of directors and to the appraisal of the terms of a public tender offer, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

(c)     the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

(d)    the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, shareholder group, director, officer or group of directors and/or officers;

(e)     the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the power of control by any shareholder or shareholder group, and as such, the board of directors shall exercise its competence set forth in Article 51 in such a way as to allow that the eventual power of control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders’ interests considered as a whole;

(f)     the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;

(g)    the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

(h)    the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards or mechanism that may hamper or impair the achievement of the corporate interest;

(i)     the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy; and

(j)      no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.

SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)

Composition

Article 15. The board of directors is composed of at least five (5) and no more than nine (9) effective members (being permitted the election of alternates), all of whom shall be elected and removable by the shareholders in general meeting, with a unified term of office of two (2) years, re-election being permitted.

Article 16. From the members of the board of directors, at least, two (2) or twenty percent (20%) whichever is higher, shall be independent members, as per definition of the Novo Mercado Rules, and the characterization of nominees to the board of directors as independent members to be resolved in the minutes electing them, in the assumption of existing controlling shareholder, the board member(s) elected according to the faculty provided for by Article 141, §§ 4 and 5, and Article 239, of the Brazilian Corporation Law, shall be likewise deemed independent member(s).

§1. When, due to the observance of the percentage referred to in the main clause of this Article 16, the election results in fractional number of directors, the shareholders in general meeting shall round it to the immediately above whole number.

§2. The positions of chairman of the board of directors and chief executive officer or main officer of the Company may not be accumulated by the same person.

Functioning

Article 17. The board of directors shall have a chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the chairman, the chairmanship shall be assumed by the member previously designated by the chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

§1. As set forth in Article 150 of the Brazilian Corporation Law, in case of vacancy of a sitting member of the board of directors, not resulting in composition lower than the majority of the offices of the body, in accordance with the number of incumbent directors resolved by shareholders’ general meeting, the remaining members of the board of directors, assisted by the Corporate Governance and Compensation Committee shall (i) indicate one substitute, who shall remain in the office until the next general meeting to be held after that date, when a new board member shall be elected to finish the mandate; (ii) opt for leaving vacant the office of the vacating member, provided that the number of members set forth in the caput of this Article is complied with. The vacancy of an independent member, shall only be substituted by another independent member.

§2. In case of vacancy in the majority of positions of the board of directors, a general meeting to elect the replacements, which will complete the term of the replaced members, shall be called within 15 days of the event.

§3. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

§4. Respecting the provision of the caput of this Article in relation to the chairman, in case of the temporary absence of any member of the board of directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An absent independent member shall only be substituted by another independent member.

Article 18. The board of directors shall meet at least bimonthly. Meetings of the board of directors shall be called by the chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting. Board of directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the board of directors shall be considered to have been regularly called.

Article 19. The quorum for board of directors’ meetings shall be four members. Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

§1. The decisions of the board of directors shall be recorded in minutes, which shall be signed by the members present at the meeting.

§2. Directors may take part at meetings of the board of directors by telephone or videoconference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

§3. The chief executive officer shall attend all meetings of the board of directors, providing clarification as needed.

Powers

Article 20. In addition to such other powers and duties conferred on it by law and these Bylaws, the board of directors shall have powers to:

(a)    fix the general direction of the Company’s business;

(b)    define the strategic directions that should guide the preparation of the annual budget and business plan of the Company, to be prepared by the executive board;

(c)     approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has not been approved, the most recently approved budget or plan shall prevail);

(d)    attribute, from the global amount of remuneration fixed by the shareholders in general meeting, the monthly remuneration of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 13 of these Bylaws;

(e)     nominate a slate for the election of the board of directors;

(f)     elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws and ensuring that such positions are always occupied by trained people, familiar with the activities of the Company and its controlled companies, and also able to implement its business plans, long-term goals, and ensure the continuity of the Company;

(g)    supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

(h)    determine the general remuneration criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

(i)     instruct the votes related to the global remuneration of management to be cast by Company’s representative at the general meeting of shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

(j)      in accordance with a plan approved by the shareholders in general meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such stock call options or the subscription of the corresponding shares;

(k)    call general shareholders’ meetings;

(l)     submit to the shareholders in general meeting any proposed amendment to these Bylaws;

(m)   issue its opinion on the executive board’s management report and accounts, and authorize the distribution of interim dividends;

(n)    attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

(o)    authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(p)    appoint and dismiss the Company’s independent auditors;

(q)    approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

(r)     approve the issuance of debentures of any species and characteristics and with any guarantees, provided that, in the case of debentures convertible into shares, the limit authorized for the issuance of common shares, provided for in Article 6 hereof, is complied with;

(s)     approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;

(t)     approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders, except if provided in the annual budget or business plan then in effect;

(u)    authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the board of directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

(v)    authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason, of a substantial part of the Company’s non-current assets, non-current assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (u) above), when such transactions are not provided for in the annual budget;

(w)   approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery;

(x)    issue its opinion in advance, making it public and observing the rules laid out in Article 51 hereof, on the terms of any public tender offer that having as purpose the acquisition of shares of the Company, whether such an offer is made pursuant to law or regulation in force, or in accordance with Article 46 hereof.

(y)    analyze, at least, yearly, the summarized report prepared by the Company’s Audit Committee;

SECTION IV.III. - EXECUTIVE BOARD (DIRETORIA)

Article 21. The executive board is the corporate body that represents the Company and is responsible for performing all acts of management related to the Company’s business.

Article 22. The executive board is not a collegiate body, but it may meet whenever necessary to deal with operational and strategic matters, at the discretion of the chief executive officer, who shall also chair the meeting.

Sole Paragraph. The quorum for meetings of the executive board is a majority of the Company’s officers.

Article 23. In the event of a vacancy on the executive board, or incapacity of an officer, the board of directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Article 24. The executive board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders. The officers shall be elected by the board of directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Article 25. The officers of the Company shall be appointed as chief executive officer (diretor presidente), investor relations officer (diretor de relações com investidores), chief financial officer (diretor executivo financeiro) and chief operating officer (diretor executivo operacional). Accumulation of functions is allowed.

Article 26. The duties of the chief executive officer are to:

(a)    submit for approval by the board of directors the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

(b)    submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)     formulate the Company’s operating strategies and directives based on the general orientation provided by the board of directors;

(d)    establish the criteria for executing the resolutions adopted at the general shareholders’ meetings and meetings of the board of directors, with the participation of the other officers;

(e)     coordinate and supervise the work of the executive board, and to call and chair its meetings;

 (f)    develop, together with the Corporate Governance and Compensation Committee the succession plans referred to in Article 36, item (l), hereof;

(g)    attend meetings of the board of directors and the general meeting, as provided in these Bylaws and the applicable law;

(h)    represent the Company towards shareholders, investors, customers, media, society and towards legal, business and government agencies, protecting the interests of the organization as well as its image; and

(i)     supervise all the Company’s activities, and also other powers conferred upon it by the board of directors.

Article 27. In addition to such other functions as may be assigned by the board of directors, the investor relations officer is responsible for providing information to investors, CVM and B3, and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

Article 28. The duties of the chief financial officer are to:

(a)    be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(b)    submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)     ensure that the controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

(d)    be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels previously established by the Company;

(e)     ensure the efficient control of the bank loans operations of the customers (bank transfer) in the deadline established, and be responsible for paying taxes and procedures supervision;

(f)     perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(g)    ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(h)    define strategies and guidelines for the Company, through annual planning of actions and elaboration of budget, together with other officers, aiming the goals established by the Company;

(i)     participate in the executive board meetings (Article 22), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

(j)      represent the Company towards shareholders, investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting the interests of the organization as well as its image.

Article 29. The duties of chief operating officer, in addition to such other functions as may be assigned by the board of directors, are to:

(a)    promote the development of Company’s activities, pursuant to its corporate purpose, in addition to the activities of other officers;

(b)    coordinate the Company’s and its subsidiaries’ activities, observing the duties and responsibilities of other officers;

(c)     coordinate the performance of its area and specific liabilities with those of the other officers;

(d)    ensure the execution of projects through the planning, management and supervision of works, aiming at ensuring the compliance with the physical and financial schedule, assuring the quality standard established by the Company and within regulated environmental guidelines;

(e)     attract and develop businesses, by means of the identification, market studies and competitive intelligence and market prospect, aiming at sustaining the Company’s competitiveness and profitability;

(f)     be liable for the domestic technical management by monitoring the entire technical assets including projects, costs, logistics, planning, security and sustainability aiming at ensuring the evolution of projects according to the physical and financial schedule established;

(g)    be liable for market studies through the identification of regional factors, economic and physical feasibility analyses for the project development, with a view to subsidizing the land acquisition;

(h)    submit the purchase of land and/or stake in projects for approval by executive or advisory committees of the board of directors, eventually created for such purpose;

(i)     monitor the progress of projects and support to the works, involving from preliminary phase until the delivery of work, aiming at cooperating to achieve the results established in terms of quality, financial return and customer satisfaction;

(j)      ensure the correct observance and compliance with the environmental laws and requirements in the acquisition of land, interest or project launches;

(k)    ensure the correct delivery of projects to clients, being liable for delivering entire related legal documentation, complying with the guidelines set out by the Company;

(l)     be liable for creating and developing new products nationwide through marketing analyses, innovation, technical feasibility studies, interacting with other areas involved in the process with a view to launching different products in the market;

(m)   monitor the domestic and international markets, especially competitors, with respect to the development of new technologies and/or new practices or products, seeking to maintain the Company’s competitiveness;

(n)    define the guidelines of new partnerships or entities in order to make feasible new projects, complying with the policies and strategies previously established by the Company;

(o)    define guidelines to approve new partners in the building sector, being liable for monitoring the costs, terms and quality of services rendered by these partners, as well as partner’s environmental management and survey of entire related documentation to be submitted;

(p)    conduct the budgetary management of the Company’s areas under his responsibility and from time to time supervising and monitoring management and costs, aiming at ensuring the compliance with the budget established;

(q)    monitor and be liable for variations in the success or failure of projects, results contracted and projected, through managerial reports, aiming at conducting continued improvements to the Company’s processes;

(r)     be liable for keeping the continued upgrade and technical evolution of his staff, besides promoting the motivation of these professionals;

(s)     position the Company in the market by developing and maintaining its image and its products, in order to keep its visibility with its current and potential clients; and

(t)     represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Article 30. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

(a)    any two officers;

(b)    any officer acting jointly with an attorney-in-fact with specific powers; or

(c)     two attorneys-in-fact with specific powers.

§1. The Company shall be represented in accordance with the immediately preceding provisions of this Article 30 in the incorporation of, or acquisition of interests in, special purpose companies (SPCs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§2. The Company may be severally represented by only one Officer or attorney-in-fact with specific powers, without the formalities provided for in this Article 30, in the practice of the following acts:

(a)    for the purposes of receiving service of process or notice, giving testimony or the Company representation in court and in administrative proceedings;

(b)    the Company representation at general meetings and partners’ meetings of entities in which it holds interest; and

(c)     the practice of administrative routines, inclusive before public, state, federal agencies, and of the Federal District, environmental, financial institutions, mixed-economy entities, independent governmental agencies, boards of trade, labor court, INSS (Brazilian Social Security Institute), Internal Revenue Service, Federal Savings Bank, Caixa Seguros, FGTS (Government Severance Indemnity Fund for Employees), payment banks and others of same nature and notary offices in general.

§3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

§4. The board of directors may authorize the practice of specific acts binding the Company by the signature of only one Officer or an attorney-in-fact regularly empowered, or also, establish the competence and authority for the practice of acts by a single representative.

SECTION IV.IV. - ADVISORY COMMITTEES

Article 31. The board of directors shall have, as advisory bodies, an Audit Committee and a Corporate Governance and Compensation Committee, which shall, within their competence, provide subsidies to the decisions of the board of directors and, if the latter so determine, assist the executive board in implementing internal policies approved by the board of directors.

§1. Since these are advisory bodies, the committees’ decisions mean recommendations to the board of directors, which shall be accompanied by related grounds for the board of directors’ decision-making process.

§2. The board of directors may determine the creation of other advisory committees, defining its composition and specific powers.

Article 32. The advisory committees shall meet regularly, deciding by a simple majority of its members.

§1. The meetings of the advisory committees may be held jointly amongst committees, or with the board of directors, should it be deemed necessary given the nature of matter.

§2. Each advisory committee will have, among its members, a chairman who will manage the tasks of the committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the board of directors about the committee's work and acting along with the executive board in the necessary assistance to the implementation of internal policies within the scope of its duties.

§3. Resolutions and statements of each advisory committee shall be drawn up in books to be open and kept by the Company at its headquarters.

§4. In performing their duties, the advisory committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advice, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the advisory committees.

§5. Whenever necessary, the members of the executive board or of the board of directors can be invited to participate in the meetings of the advisory committees.

Audit Committee

Article 33. The Audit Committee, an advisory body linked to the board of directors, is permanent composed of, at least, 3 (three) members, all of them Independent Board Members, at least, one (1) of them shall have renowned experience in corporate accounting, pursuant to the rules issued by CVM, which provide for the registry and performance of independent audit within the scope of the securities market and set forth the duties and the responsibilities of managers of entities audited in their relationship with independent auditors.

§1. In any case, members of the Audit Committee shall meet the requirements set forth in Article 16 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”), and at least one of the members shall have vast experience in accounting and financial management.

§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the board of directors for a term of two years, with reelection being allowed.

§3. The attendance of the Company’s officers, officers of its subsidiaries, its controlling shareholder, associated companies or entities under common control as members of the Audit Committee shall be forbidden.

Article 34. It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by board of directors or that are required by SEC and NYSE rules, always reporting to the board of directors in the exercise of its functions, to:

(a)       issue opinion on the hiring and removal of independent auditing services;

(b)       assess quarterly information, interim statements and financial statements;

(c)       monitor the internal audit activities and the Company’s internal controls area;

(d)      assess and monitor the Company’s risk exposures;

(e)       assess, monitor and advise Management on the correction or improvement of the Company’s internal policies, including the related party transactions;

(f)        seek means to receive and treat information about the non-compliance with legal and normative provisions applicable to the Company, besides internal codes and regulations, inclusive providing for specific procedures to protect service provider and confidentiality of information;

(g)       recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

(h)      supervise the work of independent auditors;

(i)        review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;

(j)         evaluate the qualifications, performance and independence of auditors;

(k)       establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;

(l)        at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

(m)    review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;

(n)      review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

(o)       review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

(p)      review, together with the chief executive officer and the chief financial officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

(q)       consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

(r)        settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;

(s)       review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

(t)        assist the board of directors in carrying out oversight functions of the executive board;

(u)      review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

(v)       review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

(w)     yearly, monitor the compliance with applicable laws and the Code of Ethics and Conduct, inclusive by means of review of any reports issued by attorneys representing the Company, including relevant breach of law or breach of fiduciary duty;

(x)       analyze possible conflicts of interest involving members of the board of directors, as well as provide opinion on whether any such board members should vote in any matter that may give rise to conflict of interests or not, and

(y)       analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.

Corporate Governance and Compensation Committee

Article 35. The Corporate Governance and Compensation Committee is permanent, composed of, at least, 3 members, all of whom shall be independent members.

§1. At least one (1) of the members of the Corporate Governance and Compensation Committee shall have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

§2. The Corporate Governance and Compensation Committee shall be elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 36. It is incumbent upon the Corporate Governance and Compensation Committee, amongst other functions that may be assigned to it by board of directors, to:

(a)    propose to the board of directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the advisory committees and other advisory bodies of the board of directors, as well as to senior employees of the Company and its controlled companies;

(b)    annually propose to the board of directors the compensation of the Company's officers, to be submitted to the general meeting of shareholders;

(c)     propose to the board of directors the orientation of votes to be cast as provided in Article 20, item (i);

(d)    recommend for approval by the board of directors, the allocation of the overall amount of the compensation fixed by the shareholders’ general meeting, of the monthly fees for each of the members of the management, the advisory committees, and other advisory bodies of the Company;

(e)     review and recommend, to the approval of the board of directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long-term compensation incentive; (iii) conditions applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

(f)     recommend, to the approval of the board of directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

(g)    recommend, to the approval of the board of directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these Bylaws; and

(h)    review, and submit to the board of directors, the goals and aims related to the officers and senior employees’ compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims;

(i)     identify qualified persons to become members of the board of directors and board of executive officers and appoint these candidates to the board of directors, observing the legal, regulatory rules hereof in relation to requirements and impediments and Management election;

(j)      identify qualified persons for other senior executive positions at the Company and its subsidiaries, appointing them to the board of directors;

(k)    recommend the appointment of members of the Audit Committee and other advisory committees;

(l)     develop jointly with the chief executive officer, succession plans so that to ensure that positions at the Management bodies are always held by qualified persons, acquainted with the activities of the Company and its subsidiaries, and competent to implement its business plans, its objectives in the long term and ensure the continuity of the Company;

(m)   develop, review and advise the board of directors on the wording of the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company, as well as other in-company’s policies related to corporate governance deemed necessary;

(n)    periodically review the responsibilities of all advisory committees and other advisory bodies and advise on any amendment proposal to the board of directors;

(o)    continuously monitor and ensure the compliance with the Company’s corporate governance guidelines and principles, proposing improvements and alterations;

(p)    prepare an annual report related to the performance of its duties, evaluating the performance of members of the board of directors and board of executive officers, the compliance with the Company’s corporate governance guidelines and other matters the Nominating and Corporate Governance Committee deems relevant, as well making recommendations as to the number of members, composition and operation of the Company’s bodies; and

(q)    propose actions related to corporate sustainability and social responsibility, as well as develop strategies to maintain or add value to the Company’s institutional image.

CHAPTER V

FISCAL COUNCIL (CONSELHO FISCAL)

Article 37. The fiscal council shall not be permanent, being installed at the request of shareholders and shall have the powers, duties and responsibilities established by law. The fiscal council shall cease functioning at the first general shareholders’ meeting following its formation, and its members may be re-elected.

Article 38. The fiscal council is composed of at least three (3) and up to five (5) effective members, with an equal number of alternates, all elected by the shareholders in general meeting.

§1. The remuneration of the members of the fiscal council shall be fixed at the general shareholders’ meeting at which they are elected.

§2. The investiture of the members of the fiscal council members is conditional upon their execution of the instrument of investiture, which shall comprise their submission to the arbitration clause referred to in Article 54 hereof, pursuant to provisions under the Novo Mercado Rules, as well as the compliance with applicable legal requirements.

Article 39. The fiscal council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 40. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article 41. The Company, by resolution of the board of directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the board of directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

§1. The Company may pay interest on its own capital, to be credited to annual or interim dividends.

§2. The dividends and interest on its own capital distributed under the terms of this Article 41 shall be attributed to the mandatory dividend.

Article 42. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.

§1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the board of directors.

§2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:

(a)    5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193, §1 of the Brazilian Corporation Law;

(b)    from the remaining net profits for the year, after the deduction referred to in item (a) of this Article 42 and the adjustment provided for in Article 202 of the Brazilian Corporation Law, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

(c)     an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

§3. The reserve established in item (c) of §2 of this Article 42 may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the shareholders in general meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§4. After the distribution provided for in the previous paragraphs, the shareholders in general meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the board of directors and subject to applicable law.

CHAPTER VII

CONTROL, NO POWER OF CONTROL AND DELISTING FROM THE NOVO MERCADO

Article 43. The direct or indirect sale of the Company’s control, in either a single transaction or a series of transactions, shall be contracted subject to a condition that the acquirer of control undertakes to make a public tender offer for the shares aiming the shares issued by the Company held by other shareholders in accordance with laws, regulations in force in the Novo Mercado Rules and on terms that ensure equal treatment with the seller.

Article 44. The voluntary delisting from the Novo Mercado may occur: (i) irrespective of public tender offer, in the assumption of waiver approved at the Company’s general meeting, pursuant to Article 9, item (a) hereof or (ii) if there is no such waiver, if preceded by a public tender offer which observes the procedures provided for in the rules issued by CVM on public tender offers for deregistering as a publicly-held company and the following requirements: (a) the price offered shall be fair, therefore, being possible the request of new evaluation of the Company, as provided for in Article 4-A of the Brazilian Corporation Law; and (b) shareholders holding more than one third (1/3) of the outstanding shares shall accept the public tender offer or expressly agree with the company’s delisting from the segment without selling shares.

§1. For the purposes of this Article, outstanding shares are only those shares whose holders expressly agree with the Company’s delisting from the Novo Mercado or are qualified for the auction of the public tender offer, pursuant to the rules issued by CVM applicable to public tender offers of publicly-held company for deregistering.

§2. If the quorum mentioned in Article 44, item “ii”, subitem (b) is reached: (i) those who accepted the public tender offer cannot be submitted to apportionment upon sale of their interest, in compliance with the exemption procedures of the limits provided for in CVM’s rules applicable to the public tender offers, and (ii) the offeror shall be required to acquire remaining outstanding shares for one-(1) month term, as of the date of the auction, by the final price of the public tender offer, updated until the date of effective payment, pursuant to the notice and prevailing rules, which shall occur, within no later than fifteen (15) days as of the date of shareholder’s exercise of such right.

Article 45. The compulsory delisting from the Novo Mercado is subject to a public tender offer with same characteristics of the public tender offer due to the voluntary delisting from the Novo Mercado, pursuant to previous Article.

CHAPTER VIII

PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING
A RELEVANT EQUITY STAKE

Article 46. Any shareholder or group of shareholders (“Relevant Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 50% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 50% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the investors relations officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

§1. The Relevant Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article 46, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of the Brazilian Corporation Law, the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these Bylaws.

§2. The Relevant Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.

§3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the fair value, determined in accordance with an appraisal report made as set forth in applicable rules.

§4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

(a)    it shall be directed equally to all shareholders of the Company;

(b)    it shall be effected by an auction to be held on B3;

(c)     it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

(d)    it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02;

(e)     it shall be launched at the price determined and settled in cash, in national currency; and

(f)     it shall be instructed with the appraisal report of the Company referred to in §3 above.

Article 47. The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the Relevant Shareholder, may request to the management of the Company that a special general meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted pursuant to the procedures provided under Article 4-A of the Brazilian Corporation Law and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

§1. In the special general meeting referred to in this Article, all shareholders, except for the Relevant Shareholder, shall be entitled to vote.

§2. In case the special general meeting referred to in the caput decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the Relevant Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said special general meeting.

Article 48. The requirement to make a mandatory tender offer under Article 46 does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

Article 49. The obligations applicable under Article 254-A of the Brazilian Corporation Law and under Article 43 do not exclude the need for the acquiring shareholder to comply with the obligations applicable under this Chapter.

Article 50. The requirement to make a mandatory tender offer under Article 46 shall not be applicable in the following cases:

(a)    if the 50% equity stake is obtained by the Relevant Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

(b)    if the 50% equity stake is obtained by the Relevant Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital reduction of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

(c)     in the case of sale of control of the Company, in which case the rules provided under Chapter VII of these Bylaws shall be observed.

Article 51. If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VIII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the board of directors shall meet within 10 days to assess the terms and conditions of the offer is made, and complying with the following principles:

(a)    the board of directors may hire specialized external advisors, with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

(b)    the board of directors shall pronounce for or against the terms of the public offer in analysis, which shall be made through prior grounded opinion disclosed no later than fifteen (15) days upon the publication of the notice of the public offer for the acquisition of shares, which shall include, at least, (i) the convenience and timely nature of the public offer for the acquisition of shares also in relation to the price and potential impacts on liquidity of the securities held thereby; (ii) the repercussions of the public offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other alternatives to the acceptance of tender offer in analysis available in the market; and (v) other points the board of directors deem relevant, as well as the information required by the applicable rules set forth by the Brazilian Securities and Exchange Commission (“CVM”); and

(c)     the public tender offer shall be immutable and irrevocable, but it may have conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance of shareholders that hold at least 2/3 of the Company’s shares, excluding those in treasury.

Article 52. In case the Relevant Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article 46; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the board of directors of the Company shall call an extraordinary general meeting, in which the Relevant Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the Relevant Shareholder rights, in accordance with Article 120 of the Brazilian Corporation Law.

CHAPTER IX

LIQUIDATION

Article 53. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the shareholders in general meeting shall establish the manner of liquidation and install the fiscal council, which shall function during the period of liquidation. The board of directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

CHAPTER X

ARBITRATION

Article 54. The Company and its shareholders, managers and sitting and alternate members of the fiscal council undertake to resolve by means of arbitration before the Arbitration Chamber of Market, pursuant to its rules, any and all controversy which may arise between or among them arising out of or connection with its condition of issuer, shareholders, managers and members of the Fiscal Council, in particular, deriving from the provisions contained in Law No. 6.385/76, the Brazilian Corporation Law, the Company’s Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the securities market in general, in addition to the provisions of the Novo Mercado Rules, other B3 Rules and Novo Mercado Listing Agreement.

GENERAL PROVISIONS

Article 55. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of the Brazilian Corporation Law. The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the chairman of general shareholders’ meetings and board of directors’ meetings shall not count votes cast in violation of such Shareholders’ Agreements.

Article 56. The provisions of the Novo Mercado Rules shall supersede the provisions in the Bylaws in the hypotheses of loss to the rights of those the public offers provided for in these Bylaws are intended to.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer